Confidential Treatment Requested by Lincoln International, Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on June 24, 2022

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Lincoln International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6282	38-4224068
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

110 North Wacker Drive, 51st Floor

Chicago, Illinois 60606

Telephone: (312) 580-8339

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Troy R. Peters, Esq.

General Counsel

110 North Wacker Drive, 51st Floor

Chicago, Illinois 60606

Telephone: (312) 506-1966

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven B. Stokdyk, Esq. Lewis W. Kneib, Esq. Latham & Watkins LLP 10250 Constellation Blvd., Ste. 1100 Los Angeles, California 90067 Telephone: (213) 891-7421	Mitchell S. Eitel, Esq. Catherine M. Clarkin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Telephone: (212) 558-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                     , 2022

PRELIMINARY PROSPECTUS

             Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Lincoln International, Inc. We are selling                  shares of our Class A common stock in this offering.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price for our Class A common stock will be between $                 and $                 per share. We intend to apply to have our Class A common stock listed on                under the symbol “LCLN.”

Following this offering, we will have three classes of authorized common stock: Class A common stock, Class B common stock and Class C common stock. The Class A common stock offered hereby and the Class B common stock will be entitled to one vote per share and the Class C common stock will be entitled to ten votes per share. Immediately following the consummation of this offering, all of the outstanding shares of our Class B common stock will be held by the LILP Employee Partners (as defined below) of Lincoln International, LP (“LILP”), which will represent approximately     % of the voting power of our outstanding capital stock (or approximately     % if the underwriters exercise their option to purchase additional shares in full). Immediately following the consummation of this offering, all of the outstanding shares of our Class C common stock will be held by the LILP Controlling Partners (as defined below), which will represent approximately     % of the voting power of our outstanding capital stock (or approximately     % if the underwriters exercise their option to purchase additional shares in full). As a result, the LILP Controlling Partners will control more than a majority of the combined voting power of our outstanding shares of capital stock and will be able to control any action requiring the general approval of our stockholders.

We intend to use the net proceeds from this offering, after estimated offering expenses payable by us, to purchase                  newly issued common units (as defined below) (or                  common units if the underwriters exercise their option to purchase additional shares of Class A common stock in full) from LILP at a purchase price per unit equal to the initial public offer price per share of Class A common stock we issue in this offering, and we intend to cause LILP to use the net proceeds from the sale of common units to us as described in “Use of Proceeds,” including to partially redeem units from the LILP Partners (as defined below), which include certain executive officers and directors.

We will be a holding company and the sole general partner of LILP, and upon the consummation of a series of Organizational Transactions (as defined below), our principal asset will consist of LILP common units. We will conduct our business through LILP and its direct and indirect subsidiaries.

After the consummation of the Organizational Transactions and this offering, we will be a “controlled company” within the meaning of the                rules. See “Our Organizational Structure” and “Management—Controlled Company Exception.”

We are an “emerging growth company” as that term is defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 26 to read about factors that you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Lincoln International, Inc.	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional                  shares of Class A common stock from us at the initial public offering price, less underwriting discounts and commissions, within 30 days after the date of this prospectus.

The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on                     , 2022.

Goldman Sachs & Co. LLC	Morgan Stanley

The date of this prospectus is                    , 2022.

LINCOLN
INTERNATIONAL

Real Connection.
True Perspective.

Unique insights backed by rigorous process and delivered by people who are deeply connected to client success.

LINCOLN INTERNATIONAL

20%
10-year annualized client revenue growth rate

21
offices in 15 countries

~800
professionals dedicated to your success

10
years: average tenure of global managing directors

7
years named a best place to work**

*transactions under $500M since 2011
**by the Chicago Tribune

Our Services

Our Industries

Business Services
Consumer
Financial Institutions
Healthcare
Industrials
Technology, Media & Telecom

Our Values

Excellence
Collaboration
Integrity
Entrepreneurship
Integration

EMPLOYEE GROWTH
2011-2021

250
302
355
392
439
444
477
542
576
645
750
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21

TRANSACTION GROWTH
2011-2021
(all transaction types)

108
121
132
154
164
161
190
200
228
234
389
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21

CLIENT REVENUE GROWTH
2011-2021
(in $ millions)

106
111
113
144
192
199
196
244
318
320
636
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21

connect with us: www.lincolninternational.com

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We and the underwriters have not authorized anyone to provide you with different information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock.

Through and including                     , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: We and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States. See “Underwriting.”

i

BASIS OF PRESENTATION

Organizational Structure

In connection with the closing of this offering, we will undertake organizational transactions to reorganize our corporate structure. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions described in the section titled “Our Organizational Structure” and this offering, and the application of the proceeds therefrom, to which we refer collectively as the “Organizational Transactions.”

See “Our Organizational Structure” for a diagram depicting our organizational structure after giving effect to the Organizational Transactions, including this offering.

Definitions

As used in this prospectus, unless the context otherwise requires, references to:

•	“Blocker Company” refers to Lincoln International Partners Holdings, LLC.

•	“common units” refers to the common units of LILP.

•	“International Senior Professionals” refers to members of the Blocker Company who are international and U.S. based managing directors and other international senior professionals of the Company.

•	“LILP” refers to Lincoln International, LP, a Delaware limited partnership, and its predecessors.

•

“LILP Controlling Partners” refers to Lawrence James Lawson III, our co-founder and Chairman of our Board of Directors, Robert Bruce Barr, our co-founder and director, and Robert Todd Brown, our Global Chief Executive Officer and director, who will each be holders of common units and our Class A and Class C common stock immediately following consummation of the Organizational Transactions.

•

“LILP Employee Partners” refers to holders, consisting of our executive officers and managing directors other than the LILP Controlling Partners, of common units and our Class B common stock immediately following consummation of the Organizational Transactions.

•	“LILP Partners” refers to the LILP Controlling Partners and the LILP Employee Partners.

•	“LILP Partnership Agreement” refers to LILP’s Fourth Amended and Restated Limited Partnership Agreement, which will become effective prior to the consummation of this offering.

•	“TRA Representatives” refers to Theodore J. Heidloff and the LILP Controlling Partners.

•

“we,” “us,” “our,” the “Company,” “Lincoln,” and similar references refer: (1) following the consummation of the Organizational Transactions, including this offering, to Lincoln International, Inc., a Delaware corporation, and, unless otherwise stated, all of its direct and indirect subsidiaries, including LILP; and (2) prior to the completion of the Organizational Transactions, including this offering, to LILP and, unless otherwise stated, all of its direct and indirect subsidiaries.

We will be a holding company and the sole general partner of LILP, and upon consummation of the Organizational Transactions, our sole material asset will consist of common units.

Presentation of Financial Information

LILP is the accounting predecessor of the issuer, Lincoln International, Inc., for financial reporting purposes. Lincoln International, Inc. will be the financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

•

Lincoln International, Inc.—Other than the inception balance sheet, dated as of April 6, 2022, the historical financial information of Lincoln International, Inc. has not been included in this prospectus as it is a newly incorporated entity, has no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus.

ii

•

LILP—Because Lincoln International, Inc. will have no interest in any operations, other than those of LILP and its subsidiaries, the historical consolidated financial information included in this prospectus is that of LILP and its subsidiaries.

Except as otherwise noted, the unaudited pro forma condensed consolidated financial information of Lincoln International, Inc. presented in this prospectus has been derived by the application of pro forma adjustments to the audited historical consolidated financial statements of LILP and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Organizational Transactions as described in “Our Organizational Structure,” including the consummation of this offering, as if all such transactions had occurred on January 1, 2021 in the case of the unaudited pro forma condensed consolidated statements of income data, and as of December 31, 2021, in the case of the unaudited pro forma condensed consolidated balance sheet data. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Other amounts that appear in this prospectus may not sum due to rounding.

TRADEMARKS

This prospectus includes our trademarks and trade names which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, including trade associations and government agencies and data from our internal research, and are based on assumptions made by us upon reviewing such data and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

iii

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making your investment decision. Before investing in our Class A common stock, you should carefully read the entire prospectus, including the financial data and related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Some of the statements in this prospectus constitute forward-looking statements.

Company Overview

We are a leading and rapidly growing global independent investment banking advisory firm focused on the middle-market, offering Mergers & Acquisitions (M&A) Advisory, Capital Advisory, Private Funds Advisory, Valuations and Opinions and other services. We have established a leadership position in private capital markets, advising private equity investors, business owners and CEOs. Through our integrated and global platform across industry sector groups and practices, we deliver comprehensive and complementary strategic and financial advisory services to our clients. Our experienced professionals provide meaningful and differentiated advice on matters including:

Since our inception in 1996, we have expanded our M&A practice through the organic addition of capabilities, making us a trusted advisor for strategic objectives from attracting capital and investing with purpose to driving value and realizing returns. We have invested in robust infrastructure over the years and employ a consistent and disciplined approach to expansion. Today, we serve our clients with approximately 800 professionals (including over 130 managing directors) from 21 offices in 15 countries across the Americas, Europe, and Asia. We have been ranked by Mergermarket as the #1 sell-side M&A advisor for global private equity transactions under $500 million in deal value over the ten-year period ending December 31, 2021. In 2021, we advised on 257 M&A transactions.

The foundation of our success is a thoughtfully designed and proactively managed entrepreneurial culture that drives collaboration across our platform and enables us to attract, develop, and retain exceptional talent at all levels of the organization. We have a proven executive leadership team with strong continuity and experienced senior professionals who lead our industry sector groups and practices; on average, our client facing professionals have been with us for over 12 years. Over the last ten years, our average annual retention rate has been in excess of 90% across our team of managing directors, directors, and vice presidents. We continue to develop our next generation of leaders by promoting larger classes of new managing directors and over 35% of our managing directors are internal promotes. Over the last three years, we have also hired over 30 managing directors laterally to build out our M&A industry sector coverage and our Capital Advisory, Private Funds Advisory and Valuations and Opinions capabilities to augment our growth. We believe our distinct culture will be reinforced by our widely distributed employee ownership base, which following the Organizational Transactions will own approximately     % of our outstanding common stock and     % of LILP’s partnership units.

By maintaining a strong culture and a long-tenured team of professionals, we drive deep connections and establish high levels of trust with clients, which has resulted in a leading market position. Our clients have recognized us with a net promoter score of 60 which compares favorably to an average score of 20 for other middle-market investment banking advisory firms, as measured by an independent third-party research firm in 2021.

Our relentless focus on client success combined with continued investments in our platform have produced progressively higher revenues. Our client revenues have increased from $106 million in 2011 to $636 million in 2021, a 20% annualized growth rate. Our business has also become more diverse with non-M&A revenue growing from 12% in 2011 to 18% in 2021.

Selected Transactions Across Industry Sectors and Practices

Our Services

Our services are delivered with “Real Connection and True Perspective,” which is the essence of our brand differentiation and conveys the strength of our global external and internal relationships, our culture, and our shared commitment to being a true advisor to our clients. The breadth of services across our Mergers & Acquisitions Advisory, Capital Advisory, Private Funds Advisory and Valuations and Opinions practices provides revenue diversification and multiple avenues for growth across market cycles. Our international footprint provides a global perspective on private capital markets that we combine with our local and regional presence to offer a highly integrated cross-border capability, which is critical as companies and investors are under increasing pressure to be global. Our coverage is balanced across industry sectors that work collaboratively to deliver the firm’s broad reach and most insightful perspectives to our clients.

The global private equity community is a focal point of our client service model. While private equity has been an important part of our business since inception, our Financial Sponsors group was formally established in 2011. This group, together with our industry sector and practice professionals, form a matrix coverage model focused on developing and cultivating relationships with private equity firms by anticipating strategic portfolio direction and targeting new investment opportunities. This coverage strategy complements our ongoing investment banking engagement with other market leading companies, both private and public, across sectors and enables us to optimally serve our wide-ranging client base. Within our highly customized customer relationship management platform, we maintain a proprietary target list. We currently cover over 1,400 private equity firms that have more than 14,700 portfolio companies, of which approximately 2,000 are potential M&A advisory opportunities in the next three to four years. We also cover approximately 1,300 global corporations and an ever-growing list of private companies, which contribute to the pool of potential clients and provide us with deeper sector relationships and expertise. We expect to continue to grow our coverage list as we continue to expand across industries and geographies, increasing opportunities for revenue growth. This growth opportunity is supported by a robust industry backdrop, with financial sponsor M&A representing 35% of global M&A transaction volume in 2021, up from 14% in 2002 and 5% in 1996 when Lincoln was founded.

Our services are organized in the following groups:

•

Mergers & Acquisitions Advisory: Our Mergers & Acquisitions Advisory practice is a core part of our business. Our services are delivered by a team of industry sector-focused professionals who have spent their careers developing deep professional connections and providing knowledgeable market perspectives to our clients. Our business is balanced across industry sector coverage and we continue to expand into new sectors.

While we advise on larger transactions, our focus is on the middle-market, defined as transactions up to $1 billion in deal value, which we believe represents a large, sustainable, and growing segment of the market for investment banking advisory services. As demonstrated below, our M&A practice is largely oriented towards sell-side advisory and we most frequently represent private equity firms. Cross-border transactions are a large component of our advisory activity, underscoring the importance of our international footprint.

Composition of our M&A Advisory Transactions since beginning of 2011

¹	Includes private equity, private equity backed and private companies

•

Capital Advisory: Our Capital Advisory practice delivers advisory services spanning the entire capital structure, including debt, growth and minority equity and special situations and restructuring. Our relationships across the private capital markets position us to advise on a wide variety of financing and capital structure engagements, and our independence as an advisory-only firm not employing our own balance sheet in the market allows us to build a differentiated sense of trust with our clients.

•

Private Funds Advisory: Launched at the beginning of 2022, our Private Funds Advisory practice helps private equity firms to raise capital and create tailored private capital solutions that support their strategic growth objectives. Our experienced team of senior professionals works closely with private equity firms to enhance market position and brand power, strengthen investor relationships, and enhance capital raising effectiveness. While it is a new practice for us, Private Funds Advisory has grown rapidly in terms of both people and engagements.

•

Valuations and Opinions: Our Valuations and Opinions practice collaborates with our Mergers & Acquisitions Advisory, Capital Advisory, and Private Funds Advisory practices to provide independent, timely portfolio company valuations for many of the world’s leading institutional debt and equity investors as well as fairness and solvency opinions for a wide spectrum of transactions. Portfolio valuations for public companies are required by accounting standards and limited partners of investment funds are increasingly requiring independent valuations of the illiquid assets held by those funds. We perform over 3,100 valuations quarterly with over $200 billion of securities valued. Since many portfolio valuations are compliance-driven, our Valuations and Opinions practice is a recurring revenue source with nearly 100% client retention in 2019, 2020 and 2021. In particular, the demand for independent valuations tends to increase in times of market disruption, creating an opportunity for growth across all economic cycles and providing us with further diversification.

Our Market Opportunity

We believe we are well positioned to grow revenues and gain market share, driven by underlying market trends.

•

Expanding and Resilient Middle-Market M&A Transaction Activity: Over the long-term, middle-market M&A has benefited from higher and more stable transaction activity than large-cap M&A. The middle-market, defined as transactions up to $1 billion in deal value, averaged approximately 12x the annual number of large-cap market transactions between 2000 and 2021 according to Dealogic. Additionally, the middle-market’s less cyclical nature is demonstrated by approximately 50% less variation in annual transaction count in comparison to the large-cap market over the 21-year period between 2000 and 2021 according to Dealogic. We believe this long-term sustainability supports our business model.

Global M&A Deal Count

Source: Dealogic

•

Robust Growth in the Global Private Equity Industry: Private equity potential investable assets have increased at a 14% compound annual growth rate since 2016, reaching over $1.3 trillion as of December 2021 according to Preqin, and private equity accounted for approximately 35% of global transaction value in 2021 according to Dealogic, up from 14% in 2002. We believe that the significant rise in investable assets in recent years, coupled with the need for private equity funds to deploy assets over a finite time period, provide a powerful tailwind for M&A activity and drive demand for advisory services. Further, we believe that as the number of private equity portfolio companies continues to grow, our deep relationships and differentiated visibility into potential future transactions will support our growth. As the industry has grown and legacy private equity firms have broadened their focus across asset classes, clients have come to expect a broad range of services, including capital advisory, fundraising, and valuations and opinions. We deliver these services to private equity firms, leveraging the strengths of our dedicated Financial Sponsors group, proprietary data-driven insights from our customized deal and private company databases, talent density, and long-standing client relationships. We also believe our target list of private equity portfolio companies provides revenue opportunities for many years to come.

Global Private Equity Capital Available to be Deployed ($Tn)

Source: Preqin

•

Increase in Private Debt Issuance: Companies have capitalized on attractive interest rates and robust investor demand for higher yielding assets by issuing large volumes of debt, including leveraged loans, structured debt capital, and other similar products. Activity has been particularly high across a broad range of private capital providers ranging from private credit funds, business development companies, insurance companies, mezzanine funds, and other institutional investors. This growth has outpaced public debt issuance in recent years, with annual private debt raised increasing at an 8% compound annual growth rate between 2011 and 2021, compared to 5% growth in public debt issuance over the same period. We believe that these underlying market trends will continue to support demand for our capital advisory services, particularly as companies seek to evaluate the full range of financing alternatives in the private capital markets. If the market environment becomes less favorable, we believe more clients will seek advisory services to raise capital and the significant levels of outstanding debt will drive an increase in demand for restructuring advisory assignments. The underlying expansion of the private debt markets will also increase demand for valuations and opinions services in all market environments, and particularly during periods of uncertainty, demonstrating the ability of our business to capitalize during different phases of the business cycle.

•

Increasing Demand for Independent Advice: Clients are increasingly scrutinizing any potential conflicts of interest at large financial institutions that operate investment banking businesses alongside sales and trading, underwriting, and lending businesses. We believe these large investment banks often face greater regulatory constraints and the relative size and complexity of their organizations can render them less able than independent firms to move nimbly and deliver customized service without any actual or perceived conflicts of interest. We believe that commercial banks operating in the middle-market tend to view investment banking as a secondary offering to supplement lending activities in specific sub-sectors. In contrast, independent firms have been able to specialize in providing advisory and broader financial services and offer a differentiated level of industry knowledge, quality of service, and the flexibility to rapidly adapt to client needs. In addition to gaining market share from full-service investment banking firms, we believe that the leading independent firms will gain market share relative to smaller boutique firms. Overall, Lincoln and our competitors advised on 30% of all private-equity M&A transactions in the five-year period ended December 31, 2021, up from 22% during the five-year period ended December 31, 2011 according to Dealogic.

•

Growing Need for Third-Party Valuation Services: We believe that as private debt and private equity have continued to grow as a result of increasing asset classes and assets under management focused on alternative investments, the importance of completing third-party portfolio valuations has only increased. Alternative asset management firms regularly look for an independent firm to consult on internally prepared valuations, and to review valuation policies and procedures. Growth in complex structured products across collateral types has also expanded investors’ needs for independent valuations. These investment firms are typically required to complete valuations on at least a quarterly basis, and sometimes more often, to satisfy compliance standards and regulatory reporting. We believe that potential revisions proposed by the United States Securities and Exchange Commission (“SEC”) to certain rules promulgated under the Investment Advisers Act of 1940 will result in additional requirements for private fund disclosure and therefore increase the demand for our valuation services.

•

Strong Momentum in Fundraising Market: We believe strong momentum in the fundraising market will support our investment in building our Private Funds Advisory practice. Single asset vehicles, which enable new sponsors to fundraise quickly, are expected to represent a larger proportion of private equity transactions going forward. As new private equity firms continue to form, investors have come to expect that the firm’s first transactions will be pre-identified. Meanwhile, the primary fundraising market continues to be crowded, with funds returning to market faster than typical and pushing to show differentiation and returns. These factors have increased the importance of approaching the limited partner community strategically and thoughtfully. Structured transactions continue to reach new records, with general partner-led transactions dramatically increasing from $35 billion in 2020 to over $68 billion in 2021. We expect our fundraising services to gain greater importance in helping general partners and limited partners provide returns and liquidity.

Our Key Competitive Strengths

We believe that our business is differentiated from our competitors based on several factors, which include:

•

Thoughtfully Designed and Proactively Managed Culture with Exceptional Human Capital: Since our inception, we have cultivated a collaborative and inclusive culture that enables us to attract, retain, and engage exceptional people with diverse backgrounds and perspectives. Our culture enables us to achieve a high retention rate and recruit effectively both on university campuses and laterally in the industry. We invest significant resources to develop our talent, create plans to advance professional achievement, and drive retention over time by allowing employees at all levels to have a real impact on the growth and success of the firm.

Our professionals embrace and uphold our clearly defined “culture statement” which focuses on five core values:

•	Excellence—Judgment, Passion, Impact

•	Collaboration—Selfless, Respectful, Open-Minded

•	Integrity—Honesty, Self-Awareness, Accountability

•	Entrepreneurship—Curiosity, Ingenuity, Courage

•	Integration—Communicative, Sharing, Involved

Our leaders embrace key principles of effective management, which include offering our professionals empowerment and responsibility, ensuring that our teams have sufficient context, and generating alignment with overall client objectives.

We define our culture at a granular level and actively measure and manage our culture by using data-driven tools, such as our annual third-party administered culture and engagement survey. We believe our high employee engagement validates and indicates widespread adoption of our cultural values, with our overall favorability score reaching 77% in 2021, well above the favorability threshold of 70% for high performing companies, as set by Quantum Workplace.

•

Advisor for a Large and Loyal Base of Growing Private Equity Firms: We have long-standing relationships with many of the world’s most active and respected private equity firms, and we have been ranked by Mergermarket as the #1 sell-side M&A advisor for global private equity transactions under $500 million in deal value over the ten-year period ending December 31, 2021. These clients are among the most significant, sophisticated, and frequent users of investment banking services. Through our matrix approach, which facilitates collaboration between our industry sector groups and the Financial Sponsors group to provide uniquely specialized advisory service, we are able to build lasting relationships that help us convert our proprietary target list into advisory engagements, which we believe currently represents an addressable revenue pool of over $20 billion over the next five years. Our Valuations and Opinions practice also provides critical services to these firms, which turn to us for portfolio valuations and transaction opinions. These firms seek out the differentiated insights we provide from our proprietary private company database which includes valuations of over 3,100 private businesses, which we believe enables us to win more M&A assignments. Our services generate value for private equity firms across their entire life-cycle: capital formation, capital deployment, harvesting returns, and recycling capital into continuation vehicles.

Our track record of driving successful outcomes for private equity firms across numerous transactions and services has resulted in deeply embedded relationships. In many cases, the number of new investment opportunities that we provide to the private equity market also bolsters our relationships with these firms. Approximately 40% of our advisory transactions since January 1, 2021 have been with repeat clients, which we believe demonstrates the quality of our advisory services and client coverage efforts. We believe we are often a top source of new investment opportunities for middle market private equity firms. Many of our repeat clients utilize multiple products across business lines, as demonstrated in the examples below:

Examples of Private Equity Client Relationships

			Transactions (2017-2021)
Client	# of Total Portfolio Companies	# of Portfolio Companies on Target List	Sold a Business To?		Sold a Business For?	Completed a Capital Raise For?	Valuations and Opinions Client?
Client A	60	21		✓	✓	✓	✓
Client B	57	14	✓		✓		✓
Client C	36	10			✓	✓	✓
Client D	31	15	✓		✓	✓

We believe robust deal flow and continuous engagement with these clients enables us to generate many transaction opportunities and gives us a competitive advantage.

Private Equity Continuum of Services

•

Distinctive Technology and Data Driven Approach: We employ a data-driven approach in managing business performance and designing products to enhance our client offerings. We have made numerous platform investments that enable our leadership, client facing professionals, and functional teams to collaborate, lead, forecast, generate business, and execute transactions. For example, our target list sits within our highly customized, proprietary customer relationship system and allows us to track potential advisory opportunities. Our proprietary dashboard provides insights that enable us to manage our business, such as real-time access to a granular revenue backlog, which is our best predictor of future revenue. Our customer relationship system provides visibility into key operating metrics for business planning and resource allocation while helping to drive efficiencies. We believe these technology platforms are robustly developed and require no significant additional investments to scale for organic growth or potential acquisitions.

Our data-driven products leverage our intellectual capital for clients. We have developed customized proprietary analytic tools using data gathered through thousands of engagements, such as the Lincoln Private Market Index. These unique data sets, which offer an objective perspective on valuations, enhance our ability to provide differentiated insights on the private markets and have made us a recognized source of such data by several media outlets, including Bloomberg. We also leverage a proprietary client portal, “LincolnConnect,” which supports all stages of a deal and enables greater process and communications effectiveness between clients and our deal teams.

•

Globally-Integrated Organization: We have taken a highly disciplined approach to expanding into new geographies. We already have established an expansive global footprint that provides us with broad market knowledge and access to investors. Furthermore, our in-market advisory teams are integrated into the local business communities, which enhances our ability to win assignments and provide differentiated advisory services. We have well-established teams in the three largest Western European markets by gross domestic product, including Germany since 1999, France since 2006, and the United Kingdom since 2008. We operate near the headquarters of many pan-European private equity firms, which we believe positions us well to bring cross-border European teams of advisors to support client goals. We also have a growing presence in Asia, having entered Japan in 2008, India in 2011, and China in 2013.

This level of global connectivity is particularly valuable in facilitating successful outcomes in cross-border transactions, and our collaborative culture enables us to provide differentiated services to our clients. For example, in a sell-side transaction, the ability to access a full global buyer base can often identify unexpected potential buyers, which enables us to create competitive tension and generate superior value for our clients. Our global footprint diversifies our business from the impact of regional economic cycles. In 2021, approximately 40% of our M&A transactions had a cross-border component as companies remain under pressure to be more global.

•

Consistently Growing, Capital-Light Financial Model: We have achieved consistent growth over the last ten years. Our client revenues have grown from $106 million in 2011 to $636 million in 2021, a 20% annualized growth rate. Our productivity has continued to increase, with our revenue per managing director more than doubling from approximately $1.9 million in 2011 to approximately $4.9 million in 2021 and our pitch conversion rate in the U.S. steadily increasing by over 10% since 2011 to greater than 50% in 2021. We have preserved a capital-light financial model, enabling us to generate significant cash flow for reinvestment and capital return. We believe our track record of delivering on our growth objectives positions us well for the future.

Our Growth Opportunities

Our vision is to continue advancing our position as a leading global independent investment banking advisory firm serving the middle-market. We have a long track-record of strategically expanding our business model to better serve clients with a wide range of advisory services supporting our growth as we become a more scaled and diversified organization.

We plan to continue to achieve our growth objectives by:

•

Deepening Existing Client Relationships: We believe we have a significant opportunity to further deepen our relationships with existing clients as they continue to grow. As our relationships mature, we have become a more integrated advisor for our existing clients as they pursue their strategic goals. For example, several private equity firms that have been clients of ours since the early 2000s are evolving into diversified businesses with long-term growth strategies across multiple asset classes. These firms are increasingly requiring sophisticated advice with broader services. We have adapted over time to better serve their needs, as exemplified by our growing set of offerings and industry expertise. We see an opportunity to leverage our success with these clients to support their growth by advising a greater number of private equity funds and portfolio companies with expanded product needs. For example, these private equity firms currently own many portfolio companies that are currently not on our target list, which presents opportunities for further activity. As we expand our industry expertise and services, we expect our target list to continue to grow.

As of March 31, 2022, our gross Investment Banking Advisory backlog based on existing engagements was approximately $710 million, a substantial portion of which we expect to recognize in revenue over the subsequent 12 months. We define Investment Banking Advisory backlog as potential fees we may realize from existing Investment Banking Advisory engagements, including non-refundable initial retainer fees and success fees. As of March 31, 2022, our recurring Valuations and Opinions portfolio valuation annual run rate was approximately $56 million. We define our recurring Valuations and Opinions run rate as the annual revenue under contract for monthly, quarterly or annual recurring portfolio valuations. Our backlog is a useful metric that senior management reviews on a regular basis to gauge our expected operating performance in the near to medium term, and the amount is based on feedback from our managing directors who are closest to our clients.

•

Scaling our Business as our Client Base Grows: There are meaningful opportunities to expand our client coverage across existing industry sectors led by our growing number of managing directors. We currently cover 1,400 private equity firms out of more than 7,000 global firms, which we believe presents significant opportunities for additional growth. Within the existing industry sectors we cover, we believe there are significant expansion opportunities for our advisory business. In 2021, we advised on 257 of the approximately 9,700 announced transactions in middle-market M&A. Our private equity client base is continuing to grow significantly due to the amount of capital being raised and the number of funds that are being created. We believe as these funds grow in scale and begin to evaluate larger-sized transactions in the middle-market, we will continue to act as their advisor because of our long-term relationships and insights. We believe that our historical and current trends of increasing the number of managing directors and the productivity of each managing director will enable us to capitalize on these opportunities.

•

Continuing to Expand Industry Sector and Product Expertise: The strength of our platform and our collaborative culture enable us to retain talent that we promote from within and make us an attractive destination for high-caliber lateral hires. We plan to continue to bolster existing and enter new industry sectors, sub-sectors and product lines through internal development of managing directors and selective recruitment of senior professionals with complementary relationships and expertise. In recent years, we have employed this approach to expand our coverage and reach in technology, healthcare and financial institutions. Over the past three years, we have promoted 30 managing directors internally and currently have over 150 professionals at the director and vice president level who are potential candidates for managing director promotions over the next seven years. We have hired over 30 managing directors over the past three years, with more than two-thirds of the offers we have made accepted. Given our strong internal talent pipeline, anticipated low rate of retirements due to our relatively young base of managing directors, high historical retention rates, and history of success in hiring managing directors laterally, we expect to be able to substantially increase our number of managing directors over the next several years, thereby expanding and deepening our industry sector and product expertise.

•

Enhancing Specialization and Collaboration to Grow Internationally: We continue to expand our advisory activities internationally, enhancing industry sector and practices capabilities across our global offices and drawing on our success in the United States. Our focus is on implementing a common strategy by region that brings a higher degree of coordination and consistency across countries in each region. For example, in Europe, we have centralized our leadership under European Co-Heads who report to our Chief Executive Officer and are responsible for setting strategy, managing profitability, and driving common philosophies related to operations and talent as a natural evolution from a country-oriented approach. Further, the maturity of our business in these markets is enabling us to build more industry sector-aligned teams, enhancing individual expertise and improving results for our clients. Not only does this approach create alignment across our country heads, industry sector coverage and managing directors to capitalize on the strong activity in the European M&A and private equity markets, but it also drives more effective integration with our broader global strategy.

•

Selectively Pursuing Acquisitions: We plan to selectively pursue strategic acquisitions of complementary businesses that allow us to serve existing and new clients. We may also make acquisitions in new geographies to enhance our international footprint or to expand our offering in new industry sectors. In assessing potential transactions, we pay equal attention to cultural alignment with our existing franchise as we do to commercial potential. In April 2022, we acquired Spurrier Capital Partners, which has increased the breadth of our technology sector coverage by doubling the number of managing directors in the U.S. focused on software while further deepening connectivity with leading private equity firms.

Summary Risk Factors

Participating in this offering involves substantial risk. Our ability to execute our strategy is also subject to risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks we face include the following:

Risks Related to Our Business

•	Risks Related to Retaining and Recruiting Talent and Culture

•	Our ability to retain our managing directors and professionals, including our executive officers, is critical to the success of our business.
•	Our future growth will depend on, among other things, our corporate culture and our ability to successfully identify, recruit and develop talent and will require us to commit additional resources.

•	Risks Related to Market Conditions and the Impact on our Business

•	Changing market conditions can adversely affect our business in many ways, including by reducing the volume of the transactions involving our business, which could materially reduce our revenue.

•

The impact on economic conditions resulting from military conflicts, public health incidents, such as the global outbreak of COVID-19 or other pandemics, and natural catastrophes may harm our business and results of operations.

•	Risks Related to the Drivers of our Revenues

•

A substantial portion of our revenue is derived from advisory engagements under which a significant portion of our fees are not paid until the completion of a transaction. As a result, our revenue and profits can be highly volatile on a quarterly basis and may cause the price of our Class A common stock to fluctuate and decline.

•

Our revenues in any given period are dependent on the number of fee-paying clients in such period and the size of transactions on which we are advising. A significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results in such period.

•

We face strong competition from other financial advisory firms, many of which offer clients a wider range of products and services than those we offer. Our competitors’ wider range of products and services could cause us to lose engagements to competitors and subject us to pricing pressures that could materially adversely affect our revenue and profitability.

•	Our backlog is not necessarily indicative of our future revenue or profits, and we may not fully realize the revenue estimated in our backlog.

•	Risks Related to Conflicts of Interest, Misconduct by Employees, Client Satisfaction and our Reputation

•	Our failure to properly manage actual, potential or perceived conflicts of interest could damage our reputation and materially adversely affect our business.

•

Employee misconduct, which is difficult to detect and deter, and other labor-related issues could harm us by impairing our ability to attract and retain clients and by subjecting us to legal liability and reputational harm.

•	Negative publicity regarding our clients, our business and our people could adversely affect our reputation and our business.

•	Risks Related to Litigation, Compliance and Information Technology and Security

•

Extensive and evolving regulation of our business and the businesses of our clients exposes us to the potential for substantial litigation, significant penalties and fines due to compliance failures, increases our costs and may result in limitations on the manner in which our business is conducted.

•	We are exposed to risks and costs associated with cybersecurity and protecting the integrity and security of our clients’, employees’ and others’ personal data and other sensitive information.

•

The cost of compliance with international broker-dealer, securities, data privacy, employment, labor, benefits and tax regulations may adversely affect our business and hamper our ability to expand internationally.

•	Risks Related to Growing Our Business

•	Our growth strategy may require substantial investment by us and could materially and substantially affect our operating results.

•	Our inability to successfully identify, consummate and integrate acquisitions and strategic investments may result in additional risks and uncertainties in our businesses.

Risks Related to Our Organizational Structure

•

Our only asset after the completion of this offering will be our interest in LILP, and, as a result, we will depend on distributions from LILP to pay our dividends, taxes and expenses, including payments under the Tax Receivable Agreement. LILP’s ability to make such distributions may be subject to various limitations and restrictions.

•

The Tax Receivable Agreement with the LILP Partners will require us to make cash payments to them in respect of tax benefits to which we may become entitled, and we expect that such payments will be substantial.

•	We will not be reimbursed for any payments made to the LILP Partners under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

Risks Related to Our Class A Common Stock and This Offering

•	We will be controlled by the LILP Controlling Partners whose interests may differ from those of our stockholders and may give rise to actual or perceived conflicts of interest.

•	If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution and may experience additional dilution in the future.

•	While we currently intend to pay a quarterly cash dividend to our stockholders, we may change our dividend policy at any time and we may not continue to declare cash dividends.

•

We are a “controlled company” within the meaning of the                 listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

•

The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, and taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our Class A common stock less attractive to investors.

•

We have not previously operated as a public company and we will incur increased costs as a result of becoming a public company and in the administration of our organizational structure, and the compliance and operational activities could harm our business.

Summary of the Organizational Transactions

Lincoln International, Inc., the issuer of the Class A common stock in this offering, was incorporated as a Delaware corporation on April 6, 2022. Prior to this offering and the Organizational Transactions, all of our business operations have been conducted through LILP and its subsidiaries, which is owned by the LILP Partners and the Blocker Company. After giving effect to this offering and the Organizational Transactions, Lincoln International, Inc. will be a holding company whose principal asset will consist of         % of the outstanding common units of LILP (or         % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full).

Prior to the Organizational Transactions, there is only one holder of common stock of Lincoln International, Inc. We will consummate the following Organizational Transactions in connection with this offering:

•

we will amend and restate the existing limited partnership agreement of LILP, which will become effective prior to the consummation of this offering, to, among other things, (1) recapitalize all existing ownership interests in LILP into one class of common units and (2) admit Lincoln International, Inc. as the sole general partner of LILP upon its acquisition of common units in connection with this offering;

•

we will amend and restate Lincoln International, Inc.’s certificate of incorporation to, among other things, provide for (1) Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally, (2) Class B common stock, with each share of our Class B common stock entitling its holder to one vote per share on all matters presented to our stockholders generally, and that shares of our Class B common stock may only be held by the LILP Employee Partners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B Common Stock,” (3) Class C common stock, with each share of our Class C common stock entitling its holder to ten votes per share on all matters presented to our stockholders generally, and that shares of our Class C common stock may only be held by the LILP Controlling Partners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class C Common Stock” and (4) the recapitalization of our outstanding shares of existing common stock into shares of Class A common stock;

•

we will acquire, by mergers, LI GP, Inc. and the Blocker Company (the “Corporate Mergers”) and will issue                  shares of Class A common stock to the stockholders of LI GP, Inc. (who are the same individuals as the LILP Controlling Partners) and the International Senior Professionals as consideration in the Corporate Mergers;

•

we will issue                  shares of our Class B common stock to the LILP Employee Partners, which is equal to the number of common units held directly or indirectly by such LILP Employee Partners immediately following the Organizational Transactions, for nominal consideration;

•

we will issue                  shares of our Class C common stock to the LILP Controlling Partners, which is equal to the number of common units held directly or indirectly by such LILP Controlling Partners immediately following the Organizational Transactions, for nominal consideration;

•

we will issue                  shares of our Class A common stock to the investors in this offering (or                  shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full) in exchange for net proceeds, after taking into account the underwriting discount, of approximately $                 million (or approximately $                 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full);

•	we will use the net proceeds from this offering, after estimated offering expenses payable by us, to purchase newly issued common units (or common units if the underwriters exercise their option to purchase additional shares of Class A common stock in full) from LILP at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us;

•

LILP intends to use the net proceeds from the sale of common units to us (i) to pay $                 million in cash to partially redeem certain of the common units held directly or indirectly by the LILP Partners, including certain of our executive officers and directors, (ii) to pay fees and expenses of approximately $                 million in connection with this offering and the Organizational Transactions, and (iii) for general corporate purposes as described under “Use of Proceeds”; and

•

Lincoln International, Inc. will enter into the Tax Receivable Agreement with LILP and the LILP Partners. For a description of the terms of the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Following the Organizational Transactions:

•	Lincoln International, Inc. will be a holding company and its sole material asset will consist of common units it acquires from LILP;

•	Lincoln International, Inc. will be the sole general partner of LILP and will control the business and affairs of LILP and its subsidiaries;

•

Lincoln International, Inc. will own, directly or indirectly,                  common units of LILP, representing approximately      % of the economic interest in LILP (or                  common units, representing approximately      % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full);

•

the LILP Controlling Partners will own (1) directly through the LILP Controlling Partners’ ownership of common units and indirectly through Lincoln International, Inc.’s ownership of common units, approximately      % of the economic interest in LILP (or approximately      % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full), (2)                  shares of Class A common stock of Lincoln International, Inc., representing approximately      % of the combined voting power of all of Lincoln International, Inc.’s common stock (or                  shares of Class A common stock of Lincoln International, Inc., representing approximately      % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full), and (3)                  shares of Class C common stock of Lincoln International, Inc., representing approximately      % of the combined voting power of all of Lincoln International, Inc.’s common stock (or                  shares of Class C common stock of Lincoln International, Inc., representing approximately      % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full);

•

the LILP Employee Partners will own (1) directly through the LILP Employee Partners’ ownership of common units and indirectly through Lincoln International, Inc.’s ownership of common units, approximately      % of the economic interest in LILP (or approximately      % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (2)                  shares of Class B common stock of Lincoln International, Inc., representing approximately      % of the combined voting power of all of Lincoln International, Inc.’s common stock (or                  shares of Class B common stock of Lincoln International, Inc., representing approximately      % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full);

•

the International Senior Professionals will own                  shares of Class A common stock of Lincoln International, Inc. representing approximately      % of the combined voting power of all of Lincoln International Inc.’s common stock (or shares of Class A common stock of Lincoln International, Inc. representing approximately      % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full); and

•

the investors in this offering will own (1) indirectly through Lincoln International, Inc.’s ownership of common units, approximately      % of the economic interest in LILP (or approximately      % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (2)                  shares of Class A common stock of Lincoln International, Inc., representing approximately      % of the combined voting power of all of Lincoln International, Inc.’s common stock (or                  shares of Class A common stock of Lincoln International, Inc., representing approximately      % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

As the sole general partner of LILP, we will operate and control all of the business and affairs of LILP and, through LILP and its subsidiaries, conduct our business. Following the Organizational Transactions, including this offering, Lincoln International, Inc. will have the minority economic interest in LILP, and will control the management of LILP as its sole general partner. As a result, Lincoln International, Inc. will consolidate LILP and record a significant non-controlling interest in a consolidated entity in Lincoln International, Inc.’s consolidated financial statements for the economic interest in LILP held by the LILP Partners.

For more information regarding the Transactions and our structure, see “Our Organizational Structure.”

Ownership Structure

The diagram below depicts our organizational structure as of December 31, 2021.

The diagram below depicts our organizational structure after giving effect to the Organizational Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(1)

Investors in this offering will hold approximately           % of the combined voting power of Lincoln International, Inc. (or approximately           % of the combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Corporate Information

Our corporate headquarters is located at 110 North Wacker Drive, 51st Floor, Chicago, Illinois 60606. Our telephone number is (312) 580-8339. Our principal website address is www.lincolninternational.com. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•

the option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding nonbinding, advisory stockholder votes on executive compensation or on any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the date that we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We may choose to take advantage of some but not all of these reduced requirements. We have elected to adopt the reduced disclosure with respect to financial statements and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure, as well as executive compensation. As a result of this election, the information that we provide stockholders may be different than other public companies in which you hold equity.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

The Offering

Issuer	Lincoln International, Inc.

Shares of Class A common stock offered by us	shares.

Option to purchase additional shares of Class A common stock	We have granted the underwriters the right to purchase an additional shares of Class A common stock from us within 30 days from the date of this prospectus.

Shares of Class A common stock to be outstanding immediately after this offering	shares, representing approximately % of the combined voting power of all of our common stock (or shares, representing approximately % of the combined voting power of all of our common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full), % of the economic interest in Lincoln International, Inc. and % of the indirect economic interest in LILP.

Shares of Class B common stock to be outstanding immediately after this offering	shares, representing approximately % of the combined voting power of all of our common stock (or shares, representing approximately % of the combined voting power of all of our common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and no economic interest in Lincoln International, Inc.

Shares of Class C common stock to be outstanding immediately after this offering	shares, representing approximately % of the combined voting power of all of our common stock (or shares, representing approximately % of the combined voting power of all of our common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and no economic interest in Lincoln International, Inc.

Common units to be held by us immediately after this offering	common units, representing approximately % of the economic interest in LILP (or common units, representing approximately % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Common units to be held by the LILP Controlling Partners immediately after this offering	common units, representing approximately % of the economic interest in LILP (or common units, representing approximately

% of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Common units to be held by the LILP Employee Partners immediately after this offering	common units, representing approximately % of the economic interest in LILP (or common units, representing approximately % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Ratio of shares of Class A common stock to common units	Our amended and restated certificate of incorporation and the LILP Partnership Agreement will require that we and LILP at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of common units owned by us.

Voting rights	Holders of shares of our Class A common stock, our Class B common stock and our Class C common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law or our amended and restated certificate of incorporation. Each share of our Class A common stock and our Class B common stock entitles its holders to one vote per share and each share of our Class C common stock entitles its holders to ten votes per share on all matters presented to our stockholders generally. See “Description of Capital Stock.”

Redemption rights of LILP Partners holding common units

The LILP Partners may, subject to exceptions, from time to time at their option require LILP to redeem all or a portion of their common units in exchange for, at our election (as the sole general partner of LILP), newly issued shares of our Class A common stock on a one-for-one basis, or to the extent there is cash available from a secondary offering, a cash payment equal to (i) a volume-weighted average market price of one share of our Class A common stock for each common unit so redeemed or (ii) in the case that the cash is from a related sale of stock by us, the net proceeds per share from such sale, in each case, in accordance with the terms of the LILP Partnership Agreement; provided that, at our election, we may effect a direct exchange by Lincoln International, Inc. of such Class A common stock or such cash, as applicable, for such common units. The LILP Partners may, subject to exceptions, exercise such redemption right for as long as their common units remain outstanding. See “Certain Relationships and Related Party Transactions—LILP Partnership Agreement—Agreement in Effect Upon Consummation of the Organizational Transactions.” Simultaneously with the payment of cash or shares of Class A common stock, as applicable, in connection with a redemption or exchange of common units pursuant to the terms of the

LILP Partnership Agreement, a number of shares of our Class B common stock or our Class C common stock registered in the name of the redeeming or exchanging LILP Partner, as applicable, will be transferred to the Company and will be cancelled for no consideration on a one-for-one basis with the number of common units so redeemed or exchanged.

Use of proceeds	We estimate, based upon an assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the front cover page of this prospectus), that we will receive net proceeds from this offering of approximately $ million (or $ million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting the underwriting discount. We intend to use the net proceeds from this offering to purchase newly issued common units (or common units if the underwriters exercise their option to purchase additional shares of Class A common stock in full) from LILP at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us. We intend to cause LILP to use the net proceeds from the sale of common units to us (i) to pay $ million in cash to partially redeem certain of the common units held directly or indirectly by the LILP Partners, including certain of our executive officers and directors, (ii) to pay fees and expenses of approximately $ million in connection with this offering and the Organizational Transactions and (iii) for general corporate purposes. See “Use of Proceeds.”

Dividend policy	Following this offering and subject to applicable laws and regulations as well as funds being available, we intend to pay a quarterly cash dividend to holders of our Class A common stock, initially equal to $ per share of Class A common stock, commencing with the quarter of fiscal . Any declaration and payment of future dividends will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant. While we currently intend to pay a quarterly cash dividend to holders of our Class A common stock, we may change our dividend policy at any time and we may discontinue the issuance of cash dividends. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or of our subsidiaries. See “Dividend Policy.”

Controlled company exception	Following this offering, we will be a “controlled company” within the meaning of the rules. See “Our Organizational Structure” and “Management—Controlled Company Exceptions.”

Tax receivable agreement	We will enter into a Tax Receivable Agreement with LILP and the LILP Partners that will provide for the payment by Lincoln International, Inc. to the LILP Partners of 85% of the amount of tax benefits, if any, that Lincoln International, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of the Basis Adjustments (as defined below) and Interest Deductions (as defined below). Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the Basis Adjustments and Interest Deductions would aggregate to approximately $ over 20 years from the date of this offering based on the assumed initial public offering price of $ per share of our Class A common stock, which is the midpoint of the price range set forth on the front cover page of this prospectus, and assuming all future redemptions or exchanges would occur one year after this offering at the same assumed price per share. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $ , over the 20-year period from the date of this offering. We will depend on cash distributions from LILP to make payments under the Tax Receivable Agreement. Any payments made by us to the LILP Partners under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to us. We expect to benefit from the remaining 15% of the tax benefits, if any, that we may actually realize. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for a discussion of the Tax Receivable Agreement.

Risk factors	See “Risk Factors” beginning on page 25 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Trading symbol	We intend to apply to list our Class A common stock on the under the symbol “LCLN.”

Reserved share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the Class A common stock offered by this prospectus for sale to some of our directors, officers, employees, business associates and related parties as well as business associates and related parties of the LILP Controlling Partners, through a reserved share program, or Reserved Share Program. If these persons purchase reserved shares, it will reduce the number of shares of Class A common stock available for sale to the general public. Any reserved shares of Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. See “Underwriting—Reserved Share Program.”

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

•	gives effect to the Organizational Transactions, including the consummation of this offering;

•	excludes shares of Class A common stock reserved for issuance under our 2022 Incentive Award Plan (the “Plan”), which will become effective in connection with the consummation of this offering;

•

excludes                shares of Class A common stock reserved for issuance under our 2022 Employee Stock Purchase Plan (the “ESPP”), which will become effective in connection with the consummation of this offering;

•	assumes an initial public offering price of $ per share of Class A common stock, which is the midpoint of the price range set forth on the front cover page of this prospectus;

•

assumes no purchase of Class A Common Stock by certain of our directors, officers, employees, business associates and related parties as well as business associates and related parties of the LILP Controlling Partners, through the Reserved Share Program. See “Underwriting—Reserved Share Program”; and

•	assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Our Plan and ESPP also provide for automatic annual increases in the number of shares reserved thereunder, which are not reflected in the numbers above. See “Executive and Director Compensation—Equity Incentive Plans” for additional information.

Summary Consolidated Financial and Other Data

The following tables present the summary historical consolidated financial and other data for Lincoln International, LP and its subsidiaries and the summary pro forma condensed consolidated financial and other data for Lincoln International, Inc. Lincoln International, LP is the predecessor of the issuer, Lincoln International, Inc., for financial reporting purposes. The summary consolidated statement of income data for the years ended December 31, 2021 and 2020 and the summary consolidated balance sheet data as of December 31, 2021 and 2020 are derived from the audited consolidated financial statements and notes of Lincoln International, LP and its subsidiaries included elsewhere in this prospectus. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The summary unaudited pro forma condensed consolidated financial data of Lincoln International, Inc. presented below have been derived from our unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus. These pro forma adjustments give effect to the Organizational Transactions as described in “Our Organizational Structure,” including the consummation of this offering, as if all such transactions had occurred on January 1, 2021 in the case of the unaudited pro forma condensed consolidated statements of income data and as of December 31, 2021 in the case of the unaudited pro forma condensed consolidated balance sheet data. The unaudited pro forma condensed consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had the Organizational Transactions taken place on the dates indicated or that may be expected to occur in the future. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated financial information.

The summary historical consolidated financial and other data of Lincoln International, Inc. has not been presented because Lincoln International, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Lincoln International, LP Historical Audited Year Ended		Lincoln International, Inc. Pro Forma Year Ended December 31, 2021
($ in thousands)	December 31, 2021	December 31, 2020
			(unaudited)
Consolidated statements of income data:
Revenues:
Investment banking advisory	$581,565	$278,648	$
Valuations and opinions	54,096	42,868

Total segment revenues	$635,661	$321,516	$

All other revenues(1)	4,991	3,110
Total revenues	$640,652	$324,626	$
Expenses:
Employee compensation and benefits expenses	224,001	137,152
Non-compensation expenses	72,509	58,422
Total expenses	296,510	195,574

Income before income taxes	344,142	129,052
Provision for income taxes	21,664	2,308

Net income	$322,478	$126,744	$

Net income (loss) attributable to noncontrolling interest	1,864	(908)

Net income attributable to Lincoln International, LP	$320,614	$127,652	$

Consolidated balance sheet data
Cash and cash equivalents	$371,112	$191,123	$
Total assets	602,956	351,084
Total liabilities	238,362	156,432
Total equity	364,594	194,652

Other data
Compensation ratio(2)	35.2%	42.7%			%
Non-compensation ratio(3)	10.6%	17.2%			%
Revenue per Managing Director	$4,852	$2,679		—
Number of advisory transactions completed	389	234		—
Number of Managing Directors	131	120		—
Number of employees	750	645		—

(1)	All other revenues include revenues for reimbursable expenses and are not reported by segment.
(2)	Compensation ratio is calculated as employee compensation and benefits expenses divided by total segment revenues.
(3)	Non-compensation ratio is calculated as (a)(i) total expenses less (ii) employee compensation and benefits expenses less (iii) reimbursed expenses divided by (b) total segment revenues.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our financial statements and the related notes thereto, before investing in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us, or that we currently believe are not material, may become important factors that affect us. If any of the following risks materialize, our business, financial condition, results of operations, cash flow and liquidity could be materially adversely affected. In that case, the trading price of our Class A common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business

Risks Related to Retaining and Recruiting Talent and Culture

Our ability to retain our managing directors and professionals, including our executive officers, is critical to the success of our business.

We depend on the efforts and reputations of our professionals. Our managing directors’ and other professionals’ reputations and relationships with clients and potential clients are critical elements in the success of our business. Our future success depends to a substantial degree on our ability to retain qualified professionals within our organization. However, we may not be successful in our efforts to retain the required personnel as the market for qualified professionals is extremely competitive. Our professionals possess substantial experience and expertise and have strong relationships with our advisory clients. As a result, the loss of any of these professionals could jeopardize our relationships with clients and result in the loss of client engagements. For example, if our managing directors or other senior professionals were to join or form a competing firm, some of our current clients could choose to use the services of that competitor rather than our services. Managing directors and other professionals have left in the past and others may do so in the future, and the departure of any of these professionals may have an adverse impact on our business. Our compensation arrangements and post-employment restriction agreements with our managing directors and other professionals may not provide sufficient incentives or protections to prevent these professionals from resigning to join our competitors. In addition, some of our competitors have more resources than we do, which may allow them to attract some of our existing professionals by offering superior compensation and benefits or otherwise. The departure of a number of managing directors or groups of professionals could have a material adverse effect on our business, financial condition and results of operations.

We also depend on the efforts and reputations of our executive officers. Our executive officers’ reputations and relationships with clients, potential clients, managing directors and other staff are critical elements in the success of our business. The loss of the services of any of them could have a material adverse effect on our business, including our ability to attract clients.

Our future growth will depend on, among other things, our ability to successfully identify, recruit and develop talent and will require us to commit additional resources.

Our business involves the delivery of professional services and is largely dependent on the talents and efforts of highly skilled individuals. Our continued growth will depend on, among other things, our ability to successfully identify and recruit individuals and teams to join our firm. It typically takes time for these professionals to become profitable and effective. During that time, we may incur significant expenses and expend significant time and resources toward training, integration and business development aimed at developing this new talent. If we are unable to recruit and develop profitable professionals, we will not be able to implement our growth strategy, which ultimately could materially adversely affect our financial results.

Our recruitment efforts may be negatively affected by the use of non-solicitation and non-competition agreements by other firms from which we may seek to attract talent, including as a result of such firms threatening or commencing litigation against individuals that we hire based on alleged violations of such agreements or against us based on allegations that we induce such alleged violations.

In addition, sustaining growth will require us to commit additional management, operational and financial resources and to maintain appropriate operational and financial systems to adequately support expansion, especially in instances where we enter new lines of business or open new offices that may require additional resources before they become profitable. We may not be able to recruit and develop talent and manage our expanding operations effectively, and any failure to do so could materially adversely affect our ability to grow revenue and control our expenses.

If we are unable to maintain our corporate culture as we grow, we could lose focus on the core values that we believe contribute to our success and our business may be harmed.

We believe a critical component to our success has been our collaborative, inclusive and engaged culture. We have invested substantial time and resources in building our team, with an emphasis on shared values and a commitment to diversity and inclusion. We believe our culture resonates across our organization and enables us to achieve a high retention rate and recruit effectively both on university campuses and laterally in the industry. As we continue to grow and develop our infrastructure as a public company, our operations may become increasingly complex. We may find it difficult to maintain these important aspects of our corporate culture and to integrate an increasing number of employees across the globe while continuing our focus on our core values. We will need to expend significant efforts to maintain our culture among a larger number of employees dispersed in various geographic regions. Any failure to preserve and enhance our culture could negatively affect our future success, including our ability to retain and recruit personnel, and to effectively focus on and pursue our corporate objectives.

Risks Related to Market Conditions and the Impact on our Business

Changing market conditions can adversely affect our business in many ways, including by reducing the volume of the transactions involving our business, which could materially reduce our revenue.

As a participant in the financial services industry, we are materially affected by conditions in the global financial markets and economic conditions throughout the world. The future market and economic climate may deteriorate because of many factors beyond our control, including interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws and regulations, natural disasters, pandemics or other severe public health events, trade barriers, sanctions, commodity prices, supply chain disruptions, currency exchange rates and controls, national and international political circumstances (including political uncertainty, government shutdowns, sanctions, wars, terrorist acts or military operations) and the effects of climate change. Unfavorable market or economic conditions may adversely affect our businesses; in particular where revenue generated is directly related to the volume and size of the transactions in which we are involved. For example, weak market or economic conditions may adversely affect our business because, in an economic downturn, the volume and size of transactions may decrease, thereby reducing the demand for our M&A and capital advisory services and valuations and opinions services. In addition, we may experience increasing price competition among financial services companies seeking such engagements. Specifically, increases in interest rates could negatively impact M&A activity. Moreover, in the period following an economic downturn, the volume and size of transactions typically takes time to recover and lags a recovery in market and economic conditions. Although not a significant contributor to our results of operations, our Special Situations and Restructuring practice may be adversely affected by strong market or economic conditions. In a strong market or economic environment, the volume and size of recapitalization and restructuring transactions, including debt defaults and bankruptcies, may decrease, thereby reducing the demand for our Special Situations and Restructuring practice and increasing price competition among financial services companies seeking such engagements. Demand for much of our valuation work is driven by regulatory requirements and any changes in requirements or trends may materially affect our Valuations and Opinions practice. Changes in market and economic conditions could impact our businesses in different ways, and we may not be able to benefit from such changes. Further, our profitability may also be adversely affected by our fixed costs because we may not be able to reduce costs within a time frame sufficient to match any decreases in revenue relating to changes in market and economic conditions, which would adversely affect our results of operations.

The impact on economic conditions resulting from military conflicts, public health incidents, such as the global outbreak of COVID-19 or other pandemics, and natural catastrophes may harm our business and results of operations.

Our results of operations may vary based on economic conditions and the impact of those conditions in the industries in which our clients operate or the economy. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from the COVID-19 pandemic or other public health threats, the military conflict involving Russia and Ukraine and economic sanctions imposed on Russia, changes in gross domestic product growth, financial and credit market fluctuations, international trade relations, political turmoil, natural catastrophes, including climate-related extreme weather events, warfare, and terrorist attacks on the United States or elsewhere, could adversely affect demand for our services and negatively affect the growth of our business. For example, employee development is an important element of our human capital management program and has historically depended to a large degree on our professionals meeting in person. This practice was disrupted for an extended period by shelter-in-place and work from home restrictions put in place due to the COVID-19 pandemic. COVID-19 presents a threat to our employees’ well-being. As shelter-in-place restrictions have been lifted, we have implemented plans in connection with our employees’ return to office. These plans need to comply with federal, state and local regulations and take into account local conditions, which may result in increased operational and compliance costs. There is no guarantee that the measures implemented will protect the health of our employees and could negatively impact employee sentiment and productivity.

Risks Related to the Drivers of our Revenues

A substantial portion of our revenue is derived from advisory engagements under which a significant portion of our fees are not paid until the completion of a transaction. As a result, our revenue and profits can be highly volatile on a quarterly basis and may cause the price of our Class A common stock to fluctuate and decline.

Revenue and profits derived from our Mergers & Acquisitions Advisory practice, Capital Advisory practice and Private Funds Advisory practice can be highly volatile. We derive a substantial portion of our revenue from advisory fees, which are primarily generated at key transaction milestones, such as closings, the timing of which is uncertain and outside of our control. We regularly enter into engagement agreements under which a significant portion of our fees are contingent upon the achievement of identified goals, such as the completion of a transaction. In many cases, for advisory engagements that do not result in the successful consummation of a transaction or other key milestones, we are not paid a success fee, receiving only the reimbursement of out-of-pocket expenses and, in some cases, a modest retainer, despite having devoted considerable resources to these transactions. The achievement of these contractually-defined goals is often impacted by factors outside of our control, such as market conditions and the decisions and actions of our clients and interested third parties. Complications that may terminate or delay a transaction include failure to agree upon terms between counterparties, failure to obtain board or stockholder approvals, failure to secure financing, adverse market conditions, unexpected operating or financial problems related to either party of the transaction or failure to obtain required regulatory consents. Anticipated bidders for client assets during a restructuring transaction may not materialize or our client may not be able to restructure its operations or indebtedness due to a failure to reach agreement with its principal creditors. Capital advisory transactions may not be completed due to the client being unsatisfied with market terms. Because these fees are contingent, revenue on such engagements, which is recognized when all revenue recognition criteria are met, is not certain and the timing of receipt is difficult to predict and may not occur evenly throughout the year.

We expect that we will continue to rely on advisory fees, including fees based upon achievement of specified goals, such as the completion of a transaction, for a substantial portion of our revenue. Accordingly, a decline in our advisory engagements or the market for advisory services would adversely affect our business. In addition, our financial results will likely fluctuate from quarter to quarter based on when fees are earned, and high levels of revenue in one quarter will not necessarily be predictive of continued high levels of revenue in future periods. Should these fee arrangements represent a greater percentage of our business in the future, we may experience increased volatility in our working capital requirements and greater variations in our quarter-to-quarter results, which could increase the price volatility of our Class A common stock. Because advisory revenue can be volatile and represents a significant portion of our total revenue, we may experience greater variations in our revenue and profits than other larger, more diversified competitors in the financial services industry.

We derive a substantial portion of our revenue from private equity firms, and the loss of major clients or a downturn in that industry would harm our business and financial results.

In 2021, we derived approximately 65% of our revenues from private equity firms or their portfolio companies. The loss of any of our major private equity firm clients, or a reduction in our level of business with them, would harm our business and financial results.

A downturn in the private equity industry would also harm our business and financial results. The business of private equity firms is materially affected by conditions in the global financial markets and economic conditions or events throughout the world that are outside of our and their control, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, pandemics or other severe public health events, trade barriers, sanctions, commodity prices, currency exchange rates and controls, national and international political circumstances (including government shutdowns, sanctions, wars, terrorist acts or military operations) and the effects of climate change. Recently, markets have been affected by the COVID-19 pandemic, inflation rates, U.S. interest rates, the imposition of trade barriers, ongoing negotiations with major U.S. trading partners, changes in U.S. tax regulations and geopolitical events such as the withdrawal of the United Kingdom from the European Union and the military conflict involving Russia and Ukraine. These conditions, events and factors, which are outside of our control, could reduce the volume and/or value of transactions by our private equity clients as well as the level of business we conduct with our private equity clients.

Our revenues in any given period are dependent on the number of fee-paying clients in such period and the size of transactions on which we are advising. A significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results in such period.

Although none of our clients represented more than 5% of our revenues in 2021, a significant reduction in the number of our fee-paying clients would harm our business and financial results. Our revenue in any given period is dependent on the number of fee-paying clients in such period and the size of transactions on which we are advising. We may lose clients as a result of the sale or merger of a client, a change in a client’s senior management, competition from other financial advisors and financial institutions and other causes. A significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results in such period.

We face strong competition from other financial advisory firms, many of which offer clients a wider range of products and services than those we offer. Our competitors’ wider range of products and services could cause us to lose engagements to competitors and subject us to pricing pressures that could materially adversely affect our revenue and profitability.

The financial services industry is intensely competitive, highly fragmented and subject to rapid change, and we expect it to remain so. Our competitors are other investment banking and financial advisory firms. We compete on both a global and a regional basis, and on the basis of a number of factors, including depth of client relationships, industry knowledge, transaction execution skills, range of products and services, innovation, reputation and price. In addition, in our business, there are usually no long-term contracted sources of revenue. Each revenue-generating engagement typically is separately solicited, awarded and negotiated and our engagements are typically terminable without cause upon written notice, subject to customary tail period provisions. If we are unable to compete successfully with our existing competitors or with any new competitors, we will not be able to successfully implement our growth strategy, which ultimately could materially adversely affect our business, financial condition and results of operations.

Our primary competitors include other investment banks, many of which have greater financial and other resources, greater name recognition and a greater range of products and services. Many of our competitors also have more extensive marketing resources, larger customer bases, more managing directors to serve their clients’ needs, greater global reach and more established relationships with their clients. These larger and better capitalized competitors may be better able to respond to changes in the investment banking market, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally, which puts us at a competitive disadvantage and could result in pricing pressures or loss of opportunities, which could materially adversely affect our revenue and profitability. In particular, we may be at a competitive disadvantage with regard to our competitors who are able to, and often do, provide financing or market making services that are often a crucial component of the types of transactions on which we advise.

In addition to our existing competitors, new entrants into the market seeking to gain market share could create pricing pressures, which would adversely affect our revenue and earnings. We have experienced intense competition over obtaining advisory engagements in recent years, and we may experience further pricing pressures in our business in the future as some of our competitors may seek to obtain increased market share by reducing fees. In particular, when making proposals for fixed-fee engagements, we estimate the costs and timing for completing the engagements. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-fee engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin.

Existing and new competitors may have or develop technological advantages, including effective customer relationship management systems, target lists and client portals, that are superior to our customer relationship management system and our “LincolnConnect” client portal, and thereby may erode what we believe is a proprietary advantage to track advisory opportunities.

Our clients may be unable to pay us for our services, which would impact our accounts receivable and cash flows.

We face the risk that clients may not have the financial resources to pay our agreed-upon advisory fees, including in the bankruptcy or insolvency context. Our clients include some companies that may from time to time encounter financial difficulties. If a client’s financial difficulties become severe, the client may be unwilling or unable to pay our invoices in the ordinary course of business, which could adversely affect collections of both our accounts receivable and unbilled services. On occasion, some of our clients have entered bankruptcy, which has prevented us from collecting amounts owed to us. The bankruptcy of a number of our clients that, in the aggregate, owe us substantial accounts receivable could have a material adverse effect on our business, financial condition and results of operations. In addition, if a number of clients declare bankruptcy after paying us only some of their invoices, courts may determine that we are not properly entitled to those payments and may require repayment of some or all of the amounts we received, which could adversely affect our business, financial condition and results of operations. In addition, some fees earned from activities in our Capital Advisory practice are subject to approval by the United States Bankruptcy Courts and other interested parties, including United States Trustees, have the ability to challenge the payment of those fees. Fees earned and reflected in our future revenue may from time to time be subject to successful challenges, which could result in a reduction of future revenue. Finally, clients may also be unwilling to pay our advisory fees in whole or in part, in which case we may have to incur significant costs to bring legal action to enforce our engagement agreement to obtain our advisory fees. We incurred bad debt expense of $0.8 million in 2020 and $1.0 million in 2021 related to uncollectible or doubtful accounts receivable. In addition, our clients may not be sufficiently capitalized or otherwise have sufficient assets or cash flows to satisfy their contractual indemnification obligations to us.

Risks Related to Conflicts of Interest, Misconduct by Employees, Client Satisfaction and our Reputation

Our failure to properly manage actual, potential or perceived conflicts of interest could damage our reputation and materially adversely affect our business.

We confront actual, potential or perceived conflicts of interest in our business. For instance, such a conflict may arise when we represent a client on a transaction in which an existing (or potential) client is (or becomes) a party. We may be asked by two or more potential clients to act on their behalf on the same transaction, including multiple clients as potential buyers in the same acquisition transaction, and we may act for such clients if all such clients agree to us doing so (with such agreement potentially being subject to certain operational or other conditions). In each of these situations, we face the risk that our current policies, controls and procedures may not timely identify, disclose or appropriately manage such conflicts of interest.

Conflicts may also arise from investments or activities of employees outside their business activities on behalf of us, including, for example, investments that senior professionals may have in clients, potential clients, counterparties and potential counterparties in transactions that we may advise on. It is possible that actual, potential or perceived conflicts could give rise to client dissatisfaction, litigation or regulatory enforcement actions, or result in a client terminating our engagement. Appropriately identifying and managing actual or perceived conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation which could materially adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us.

We have established a commitment committee to review all potential new business activity in the United States. Financial professionals are required to submit a commitment committee memorandum to the commitment committee that includes a discussion of potential conflicts. If there are potential conflicts, the commitment committee evaluates and consults with relevant functional groups (such as Legal and Compliance) as necessary before entering the engagement. Similar processes are in place in international offices.

Further, we maintain policies that address conflicts of interest, including investments in other entities or serving in a fiduciary or employee capacity of any entity. Our U.S. employees are required to annually certify they comply with these policies.

Other policies, controls and procedures that we implement to identify and mitigate actual or potential conflicts of interest, may increase our costs (including for additional personnel and infrastructure and information technology improvements), limit our activities, or reduce the positive synergies that we seek to cultivate across our businesses.

Employee misconduct, which is difficult to detect and deter, and other labor-related issues could harm us by impairing our ability to attract and retain clients and by subjecting us to legal liability and reputational harm.

There have been a number of highly publicized cases involving fraud, insider trading and other misconduct by employees in the financial services industry, and there is a risk that our employees could engage in misconduct that would adversely affect our business. For example, our business often requires that we deal with confidential matters of great significance to our clients. If our employees were to improperly use or disclose confidential information provided by our clients, or fail to follow proper measures to maintain confidentiality, resulting in the disclosure of such information, we could be subject to legal sanctions and suffer serious harm to our reputation, financial position, current client relationships and ability to attract future clients. In addition, our professionals are responsible for following proper measures to maintain the confidentiality of information we hold. Many of our professionals also have access to our proprietary information and data, and unauthorized use or theft of such information or data could disrupt our business and cause financial and reputational harm.

Furthermore, as we continue to increase the size of our workforce, we will be under greater risk of becoming subject to legal proceedings related to employee misconduct including, but not limited to, discrimination, harassment (sexual or otherwise), wrongful termination and local, state, federal or foreign labor law violations. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in all cases. If our employees engage in misconduct or fail to follow appropriate policies, procedures and security measures, our business could be materially adversely affected.

We may face damage to our professional reputation if our services are not regarded as satisfactory or for other reasons.

As an advisory service firm, we depend to a large extent on our relationships with our clients and our reputation for integrity and high caliber professional services to attract and retain clients. Our ability to secure new engagements is substantially dependent on our reputation and the individual reputations of our professionals. Any factor that diminishes our reputation or that of our professionals, including not meeting client expectations or actual or alleged misconduct by our professionals, including misuse of confidential information or mishandling actual or perceived conflicts, could make it substantially more difficult for us to attract new engagements and clients or retain existing clients. As a result, if a client is not satisfied with our services, it may be more damaging in our field of business than in other business fields.

Further, because we provide our services primarily in connection with significant or complex transactions, disputes or other matters that usually involve confidential and sensitive information or are adversarial, and because our work is the product of myriad judgments of our professionals operating under significant time and other pressures, we may not always perform to the standards expected by our clients.

Negative publicity regarding our clients, our business and our people could adversely affect our reputation and our business.

We depend to a large extent on our reputation for integrity and high-caliber professional services to attract and retain clients. We may experience negative publicity from time to time relating to our clients (including their actual or alleged misconduct), our business and our people, regardless of whether the allegations are valid. Such negative publicity may adversely affect our business in a number of ways, including whether potential clients choose to engage us and our ability to attract and retain talent. For example, there has been growing concern from advocacy groups, government agencies and the general public over the effects of climate change on the environment, as well as other social and governance matters. If we are unable to adequately address such environmental, social and governance, or ESG, matters or we fail or are perceived to fail to comply with all laws, regulations, policies and related interpretations, it could negatively affect our reputation and our business results. Additionally, our reputation and client relationships may be damaged as a result of our involvement, or our clients’ involvement, in certain industries or projects associated with, or perceived to be associated with, causing or exacerbating climate change or having negative effects on other ESG matters, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change or other ESG matters.

Risks Related to Litigation, Compliance and Information Technology and Security

As a member of the financial services industry, we face substantial litigation risks.

Our role as advisor to our clients involves complex analysis and the exercise of professional judgment, including valuing complex illiquid securities and debt positions and rendering fairness opinions and solvency opinions in connection with mergers and other transactions. Our activities, and particularly those of our Valuations and Opinions practice, may subject us to the risk of significant legal liabilities to our clients and affected third parties, including shareholders of our clients who could bring securities class actions, claims for aiding and abetting breaches of fiduciary duty or other actions against us. In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial services companies have been increasing. Although we are not currently party to any material litigation, litigation alleging that we performed below our agreed standard of care, aided and abetted a breach of fiduciary duty or breached any other obligations to a client could expose us to significant legal liabilities and, regardless of outcome, is often very costly, could distract our management and could damage our reputation. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. Our engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us in all cases, including when we perform below our agreed standard of care or a client does not have the financial capacity to pay under the indemnity. As a result, we may incur significant legal expenses in defending against or settling litigation. In addition, we may have to spend a significant amount to adequately insure against these potential claims, or insurance coverage may not be available on commercial terms or at all. Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which could seriously harm our business prospects.

Extensive and evolving regulation of our business and the businesses of our clients exposes us to the potential for significant penalties and fines due to compliance failures, increases our costs and may result in limitations on the manner in which our business is conducted.

As a participant in the financial services industry, we are subject to extensive regulation in the United States and internationally. We are subject to regulation by governmental and self-regulatory organizations in the jurisdictions in which we operate. For example, our United States broker-dealer, Lincoln International LLC, is primarily regulated by the Financial Institution Regulatory Association, Inc., or FINRA, of which it is a member, and the SEC. Our failure to comply with applicable laws or regulations could result in adverse publicity and reputational harm as well as fines, suspensions of personnel or other sanctions, including revocation of any required registration of us or any of our subsidiaries and could impair executive retention or recruitment. In addition, any changes in the regulatory framework under which we operate could impose additional expenses or capital requirements on us, result in limitations on the manner in which our business is conducted, have an adverse impact upon our business, financial condition and results of operations and require substantial attention by senior management. In addition, our business is subject to periodic examination by various regulatory authorities, and we cannot predict the outcome of any such examinations.

Our ability to conduct business and our operating results, including compliance costs, may be adversely affected as a result of any new requirements imposed by the SEC, FINRA, the United Kingdom’s Financial Conduct Authority, or FCA, or other United States or foreign governmental regulatory authorities or self-regulatory organizations that regulate financial services firms or supervise financial markets. We may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. FINRA, FCA and the SEC have adopted extensive regulatory requirements which apply to all aspects of our business, including communications with the public, capital structure, recordkeeping, anti-money laundering, trade and sales practices, advertising, the qualifications, registration, conduct and supervision of personnel, compensation and disclosure. We are also subject to net capital rules that mandate that we maintain certain levels of capital. We are also regulated by state securities administrators in those U.S. states where we do business. In addition, FINRA, FCA, the SEC and certain U.S.

states also have the authority to conduct periodic examinations of us and monitor our operations on an ongoing basis, and may also conduct administrative proceedings. Violations of any rules and regulations referenced above could result in censure, penalties and fines, the issuance of cease-and-desist orders, the suspension or expulsion from the securities industry of us or our officers or employees, or other similar consequences. Even if a sanction imposed against us or our personnel is small in monetary amount, the adverse publicity arising from the imposition of sanctions against us by regulators could harm our reputation and our brand and lead to material legal, regulatory and financial exposure (including fines and other penalties), cause us to lose existing clients or fail to gain new clients. Additionally, material expansions of the business in which we engage are subject to approval by FINRA or FCA. This could delay, or even prevent, our ability to expand our offerings in the future. Finally, some of our clients or prospective clients may adopt policies that exceed regulatory requirements and impose additional restrictions affecting their dealings with us. In light of the foregoing factors, we may incur significant costs to comply with United States and foreign regulations. Our expenses incurred in complying with these regulatory requirements, including legal fees and fees paid to the SEC, FINRA, FCA and United States or foreign governmental regulatory authorities or self-regulatory organizations, have increased in recent years. In addition, new laws or regulations or changes in enforcement of existing laws or regulations applicable to our clients may adversely affect our business. For example, changes in antitrust enforcement could affect the level of M&A activity and changes in applicable regulations could restrict the activities of our clients and their need for the types of advisory services that we provide to them.

We are exposed to risks and costs associated with protecting the integrity and security of our clients’, employees’ and others’ personal data and other sensitive information.

As part of our business, we manage, utilize and store sensitive or confidential client or employee data, including personal data. As a result, we are subject to various risks and costs associated with the collection, handling, storage and transmission of sensitive information, including those related to compliance with increasingly stringent U.S. and foreign data collection and privacy laws and other contractual obligations, as well as those associated with the breach of our information systems collecting such information. For example, the European Union’s General Data Protection Regulation, or GDPR, requires companies to meet new and more stringent requirements regarding the handling of personal data. Any failure to comply with these regulations could expose us to liability and/or reputational damage.

If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client or employee data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution. In addition, unauthorized disclosure of sensitive or confidential client or employee data, whether through cyber-attacks, systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients, potential clients and related revenue in the future.

Our business is subject to various cybersecurity and other operational risks.

We face various cybersecurity and other operational risks related to our business on a day-to-day basis. There have been a number of highly publicized cases involving financial services companies, consumer-based companies, governmental agencies and other organizations reporting the unauthorized disclosure of client, customer or other confidential information in recent years, as well as cyber-attacks involving the dissemination, theft and destruction of corporate information or other assets, as a result of failures to follow procedures by employees or contractors or as a result of actions by third parties, including actions by foreign governments. There have also been several highly publicized cases where hackers have requested ransom payments in exchange for not disclosing customer information or for restoring access to information or systems.

We rely heavily on financial, accounting, communication and other information technology systems, including, without limitation, mobile and cloud-based storage systems, and the people who operate them. These systems, including the systems of third parties on whom we rely, may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise.

Our clients typically provide us with sensitive and confidential information. We are dependent on information technology networks and systems to securely process, transmit and store such information and to communicate among our locations around the world and with our professionals, clients and vendors. We have been and may continue to be subject to attempted security breaches, malware, ransomware and other cyber-attacks and, while none have had a material impact to date, a successful breach could lead to shutdowns or disruptions of our systems or third-party systems on which we rely and potential unauthorized disclosure of sensitive or confidential information. Breaches of our security system or third-party network security systems on which we rely could involve attacks that are intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, often through the introduction of computer viruses, cyber-attacks and other means and could originate from a wide variety of sources, including unknown third parties outside the Company. If our systems or third-party systems on which we rely are compromised, do not operate properly or are disabled, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions and damage to our reputation. Phishing attacks and email spoofing attacks are often used to attempt to obtain information to impersonate employees or clients in order to, among other things, direct fraudulent bank transfers or obtain valuable information. Fraudulent transfers resulting from phishing attacks or email spoofing of our employees could result in a material loss of assets, reputational harm or legal liability and in turn materially adversely affect our business. In addition, our professionals are responsible for following proper measures to maintain the confidentiality of information we hold. If an employee’s failure to do so results in the improper release of confidential information, or our systems are otherwise compromised or do not operate properly, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions and reputational harm and in turn materially adversely affect our business. The increased use of mobile technologies can heighten these and other operational risks. There can be no assurance that we or the third parties on whom we rely will be able to anticipate, detect or implement effective preventative measures against frequently changing cyber threats.

We operate a business that is highly dependent on information systems and technology. Any failure to keep accurate books and records can render us liable to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our clients. We rely on third-party service providers for certain aspects of our business. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technologies could impair our operations, affect our reputation and adversely affect our business.

In addition, a disaster or other business continuity problem, such as a pandemic, or other severe public health event, government shutdown, war, terrorist act or military operation, or other man-made or natural disaster or disruption involving electronic communications or other services used by us or third parties with whom we conduct business, could lead us to experience operational challenges, and if we were unable to timely and successfully recover that could materially disrupt our business and cause material financial loss, regulatory actions, reputational harm or legal liability. Climate change may cause certain types of natural disasters or extreme weather events and may increase the frequency and/or severity of such events, which could increase the risk of disruption to our business and the risks identified above. The incidence and severity of catastrophes and other disasters are inherently unpredictable, and our inability to timely and successfully recover could materially disrupt our business and cause material financial loss, regulatory actions, reputational harm or legal liability.

The cost of compliance with international broker-dealer, securities, data privacy, employment, labor, benefits and tax regulations may adversely affect our business and hamper our ability to expand internationally.

Because we operate our business both in the United States and internationally, we are subject to many distinct broker-dealer, securities, data privacy, employment, labor, benefits and tax laws in each country in which we operate, including regulations affecting our employment practices and our relations with our employees and service providers. If we are required to comply with new regulations or new interpretations of existing regulations, or if we are unable to comply with these regulations or interpretations, our business could be adversely affected or the cost of compliance may make it difficult to expand into new international markets. Additionally, our competitiveness in international markets may be adversely affected by regulations requiring, among other things, the awarding of contracts to local contractors, the employment of local citizens and/or the purchase of services from local businesses or favoring or requiring local ownership.

Our international operations are subject to risks that may affect our revenue.

In 2021, we earned approximately 23% of our revenue from our international operations. We intend to grow our non-United States business, including growth into new regions with which we have less familiarity and experience, and this growth is important to our overall success. In addition, many of our clients are non-United States entities seeking to enter into transactions involving United States businesses. Our international operations carry special financial and business risks, which could include, among others, the following:

•	greater difficulties in managing and staffing foreign operations;

•	fluctuations in foreign currency exchange rates that could adversely affect our results;

•	unexpected changes in trading policies, regulatory requirements, tariffs and other barriers;

•	longer transaction cycles;

•	higher operating costs;

•	local labor conditions and regulations;

•	adverse consequences or restrictions on the repatriation of earnings;

•	potentially adverse tax consequences, such as trapped foreign losses;

•	potentially less stable political and economic environments;

•	terrorism, political hostilities, war and other civil disturbances or other catastrophic events that reduce business activity;

•	reputational risk from operating in politically or popularly disfavored jurisdictions;

•	cultural and language barriers and the need to adopt different business practices in different geographic areas; and

•	less profitable fee structures, including lower fees for similarly sized deals, and difficulty collecting fees.

As part of our day-to-day operations outside the United States, we are required to create compliance policies and procedures, employment policies, compensation programs and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor standards, compliance initiatives and directives across our global operations. Our failure to successfully manage our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and result in non-compliance with non-United States standards and procedures.

Any payment of distributions, loans or advances to and from our subsidiaries could be subject to restrictions on or taxation of, dividends or repatriation of earnings under applicable local law, monetary transfer restrictions, foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate or other restrictions imposed by current or future agreements, including debt instruments, to which our non-United States subsidiaries may be a party. Our business, financial condition and/or results of operations could be adversely impacted, possibly materially, if we are unable to successfully manage these and other risks of international operations in a volatile environment. If our international business increases relative to our total business, these factors could have a more pronounced effect on our operating results or growth prospects.

In recent years, the United States Department of Justice and the SEC have devoted greater resources to enforcement of the Foreign Corrupt Practices Act, or FCPA. In addition, the United Kingdom has significantly expanded the reach of its anti-bribery laws. Although we have developed and implemented policies and procedures designed to ensure compliance by us and our personnel with the FCPA and other anti-corruption laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the FCPA or other applicable anti-corruption laws could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation, reputational harm and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial position or the market value of our Class A common stock.

Because our financial statements are denominated in United States dollars and we receive a portion of our net revenue in other currencies, we are exposed to fluctuations in foreign currencies. In addition, we pay some of our expenses in such currencies. Fluctuations in foreign currency exchange rates led to a net loss in cash of $3.6 million in 2021, compared to a net gain in cash of $2.5 million in 2020. In particular, we are exposed to the Euro and the Pound Sterling, and the weakening of the Euro, Pound Sterling and other currencies relative to the United States dollar has had, and may continue to have, an adverse effect on our revenue. An appreciation or depreciation of any of the currencies to which we are exposed relative to the United States dollar could result in an adverse or beneficial impact to our business, financial condition, results of operations and/or cash flows. In the future, we may enter into hedging transactions, which would expose us to additional risks.

A change in relevant income tax laws, regulations, or treaties, or an adverse interpretation of these items by tax authorities, could result in an audit adjustment or revaluation of our deferred tax assets that may cause our effective tax rate and tax liability to be higher than what is currently presented in the consolidated statements of financial condition.

As part of the process of preparing our consolidated statements of financial condition, we are required to estimate income taxes in each of the jurisdictions in which we operate. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our deferred tax assets. This process requires us to estimate our actual current tax liability and to assess temporary differences resulting from differing book versus tax treatment. Our effective tax rate and tax liability is based on the application of current income tax laws, regulations, and treaties. These laws, regulations, and treaties are complex, and the manner in which they apply to our facts and circumstances is sometimes open to interpretation. We believe our application of current laws, regulations, and treaties to be correct and sustainable upon examination by the tax authorities. However, the tax authorities could challenge our interpretation resulting in additional tax liability or adjustment to our income tax provision that could increase our effective tax rate. In addition, tax laws, regulations, or treaties enacted in the future may cause us to revalue our net deferred tax assets and have a material change to our effective tax rate.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We may be subject to taxes by the U.S. federal, state, local and foreign tax authorities. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	allocation of expenses to and among different jurisdictions;

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowance;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, tax treaties, regulations or interpretations thereof; or

•	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to tax audits of our income, sales and other taxes by U.S. federal, state, and local and foreign taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

We are exposed to risks related to our insurance coverage.

We maintain insurance for a variety of risks, including cybersecurity risk. Although we endeavor to purchase insurance coverage appropriate for our risk assessment, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages. Our business may be negatively affected if our insurance coverage proves to be inadequate, unavailable or the insurance carriers deny coverage for whatever reason. Insurance claims may divert management resources away from operating our business. In addition, our insurance costs may increase to the extent we purchase additional insurance to reflect any changes in the size of our business or the nature of our operations.

Risks Related to Growing Our Business

Our growth strategy may require substantial investment by us and could materially and adversely affect our operating results.

Our ability to grow our advisory practice organically depends in part on our ability to open or acquire new offices, expand internationally and hire new managing directors and other senior professionals for these offices. We may not be successful in any efforts to do so. The costs of opening a new office, expanding internationally and hiring the necessary personnel to staff the office may be substantial. If we are not successful in these efforts, we may not be able to recover our investments or our substantial cost outlays, and new international operations may not achieve profitability.

We may be unable to execute on our growth initiatives, business strategies or operating plans, which would harm our business and financial results.

We are executing on a number of growth initiatives, strategies and operating plans designed to enhance our business. For example, we intend to continue to further integrate our global operations, expand our platform into new industry and product sectors such as our Private Funds Advisory practice launched in 2022, both organically and through acquisitions, and we may expand our existing expertise into new geographies. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize any or all of the intended benefits, including growth targets and cost savings, we expect to achieve or it may be more costly to do so than we anticipate. A variety of factors could cause us not to realize some or all of the expected benefits. These factors include, among others, delays in the anticipated timing of activities related to such growth initiatives, strategies and operating plans; difficulty in competing in specific industries, product areas and geographies in which we have less experience than others; negative attention from any failed initiatives; and increased or unexpected costs in implementing these efforts.

Moreover, our continued implementation of our growth plans may disrupt our operations and performance. As a result, we may not realize the expected benefits from these plans. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, we will not be able to implement our growth strategy, which ultimately could materially adversely affect our business, financial condition and results of operations.

Our inability to successfully identify, consummate and integrate acquisitions and strategic investments may result in additional risks and uncertainties in our businesses.

In addition to recruiting and organic expansion, we have grown, and intend to continue to grow, our core businesses through acquisitions. We regularly evaluate opportunities to acquire other businesses. For example, we acquired Spurrier Capital Partners in April 2022, with the goal of increasing the breadth of our technology industry vertical by adding managing directors in the U.S. focused on software while further deepening connectivity with leading private equity firms and accelerating revenue growth.

Unless and until such acquisitions generate meaningful revenues, the purchase prices we pay to acquire such businesses could have a material adverse effect on our business, financial condition and results of operations. We may be unable to manage any acquired business, including Spurrier Capital Partners, profitably or successfully integrate its operations with our own. Moreover, we may be unable to realize the financial, operational, and other benefits and synergies we anticipate from such acquisitions.

Competition for future acquisition opportunities in our markets could increase the price we pay for businesses we acquire and could reduce the number of potential acquisition targets. Further, acquisitions may involve a number of special financial and business risks, including expenses related to any potential acquisition from which we may withdraw, diversion of our management’s time, attention, and resources, decreased utilization during the integration process, loss of key acquired personnel, difficulties in integrating diverse corporate cultures, increased costs to improve or integrate personnel and financial, accounting, technology and other systems, including dilutive issuances of equity securities, the assumption of legal liabilities, amortization of acquired intangible assets, potential write-offs related to the impairment of goodwill and additional conflicts of interest. If we are unable to successfully manage these risks, we will not be able to implement our growth strategy, which ultimately could materially adversely affect our business, financial condition and results of operations.

Goodwill and other intangible assets may represent a portion of our assets, and an impairment of these assets could have a material adverse effect on our business, financial condition and results of operation.

Goodwill and other intangible assets represent a portion of our assets and totaled $3.3 million as of December 31, 2021, and we expect to recognize significant incremental goodwill as a result of our acquisition of Spurrier Capital Partners. Goodwill is the excess of the fair value of consideration transferred over the fair value of identifiable net assets, including other intangibles, acquired at the time of an acquisition. We review goodwill and other intangible assets at least annually for impairment. We may need to perform impairment tests more frequently if events occur or circumstances indicate that the carrying amount of these assets may not be recoverable. These events or circumstances could include a significant change in the business climate, attrition of key personnel, a prolonged decline in our stock price and market capitalization, legal factors, or operating performance indicators, competition, sale or disposition of a significant portion of one of our businesses and other factors. Annual impairment reviews of indefinite-lived intangible assets, any future impairment of goodwill or other intangible assets would result in a non-cash charge against earnings, which would adversely affect our results of operations. The valuation of the reporting unit requires judgment in estimating future cash flows, discount rates and other factors. In making these judgments, we evaluate the financial health of our reporting unit, including such factors as market performance, changes in our client base and projected growth rates. Because these factors are ever changing, due to market and general business conditions, our goodwill and indefinite-lived intangible assets may be impaired in future periods.

We may enter into new lines of business, which may result in additional risks and uncertainties in our business.

We currently generate substantially all of our revenue from advisory services. While we have no current plans to do so, we may grow our business by entering into new lines of business. To the extent we enter into new lines of business, we will face numerous risks and uncertainties, including risks associated with actual or perceived conflicts of interest because we would no longer be limited to the advisory business, the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of clients due to the perception that we are no longer focusing on a core business.

We have also expanded our advisory services historically. For example, in 2022, we added our Private Funds Advisory practice through lateral hires. We may be unable to manage this expansion (or other future expansions) profitably or successfully integrate its (or their) operations with our existing advisory services. Moreover, we may be unable to realize the financial, operational and other benefits and synergies we anticipate from such expansions of advisory services.

Entry into new lines of business and expansion of our advisory services may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. In addition, some aspects of our cost structure, such as costs for compensation, occupancy and equipment rentals, communication and information technology services, and depreciation and amortization will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to our entering into new lines of business. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our business, financial condition and results of operations could be materially adversely affected.

Our backlog is not necessarily indicative of our future revenue or profits, and we may not fully realize the revenue estimated in our backlog.

As of March 31, 2022, our gross Investment Banking Advisory backlog based on existing engagements was over approximately $710 million, a substantial portion of which we expect to recognize in revenue over the subsequent 12 months. We define Investment Banking Advisory backlog as potential fees we may realize from existing Investment Banking Advisory engagements, including non-refundable initial retainer fees and success fees. As of March 31, 2022, the non-refundable fee portion of our Investment Banking Advisory backlog is immaterial. As of March 31, 2022, our recurring Valuations and Opinions portfolio valuation annual run rate was approximately $56 million. We define our recurring Valuations and Opinions run rate as the annual revenue under contract for monthly, quarterly or annual recurring portfolio valuations. Our backlog is a useful metric that senior management reviews on a regular basis to gauge our expected operating performance in the near to medium term, and the amount is based on feedback from our managing directors who are closest to our clients. Engagements included in our backlog, as of any date of estimation, may not close, may be delayed and typically experience subsequent changes that increase or decrease the amount of fees we ultimately earn for such engagements, causing us to realize more or less revenue than was reflected in our backlog as of the date of estimation. Our backlog also changes from quarter to quarter based on the addition of new engagements and changes to existing engagements.

Although we believe that our backlog provides visibility as to our future operating performance, our backlog is based on a number of assumptions and estimates. We may not realize the revenue we currently expect from our backlog, or, if realized, such revenue may not result in expected profits. For example, if an engagement reflected in our backlog is abandoned, terminated or reduced in scope or if such engagement is delayed, suspended or disrupted, our backlog may be reduced, and we may experience a delay in the realization of our estimated revenue and/or may experience unrecoverable costs, which could materially reduce the revenue and profits we realize in any particular period. If a client abandons or terminates an engagement, we may retain non-refundable initial retainer fees and be reimbursed for certain costs incurred, but we typically have no contractual right to the total fees reflected in our backlog. Significant abandonments, terminations, reductions in scope or delays, suspensions or disruptions of, or unrecoverable costs on, engagements in our backlog could materially adversely affect our business, revenues and profitability.

Risks Related to Our Organizational Structure

Our only asset after the completion of this offering will be our interest in LILP, and, as a result, we will depend on distributions from LILP to pay our dividends, taxes and expenses, including payments under the Tax Receivable Agreement. LILP’s ability to make such distributions may be subject to various limitations and restrictions.

Upon the consummation of this offering and the Organizational Transactions, we will be a holding company and our sole material asset will consist of common units. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses (including payments due under the Tax Receivable Agreement) or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of LILP and its subsidiaries and distributions we receive from LILP. There can be no assurance that LILP and its subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in current or future debt instruments, will permit such distributions. LILP is generally prohibited under Delaware law from making distributions to its members to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of LILP exceed the fair value of its assets. Certain operating subsidiaries of LILP are subject to regulatory minimum capital requirements and other minimum capital requirements contained in certain debt instruments, each of which could restrict the ability of such subsidiaries to make distributions to LILP and indirectly to us. In addition, the terms of future credit facilities and other indebtedness incurred in the future may restrict the ability of our subsidiaries to pay dividends to us.

LILP will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, any taxable income of LILP will be allocated to holders of common units, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of LILP. Under the terms of the LILP Partnership Agreement, LILP will be obligated, subject to various limitations and restrictions, including with respect to our debt agreements, to make tax distributions to holders of common units, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which we expect could be significant. We intend, as its general partner, to cause LILP to make cash distributions to the holders of common units in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them and (ii) cover our operating expenses, including payments under the Tax Receivable Agreement. However, LILP’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which LILP is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering LILP insolvent. If we do not have sufficient funds to pay tax or other liabilities, or to fund our operations (including, if applicable, as a result of an acceleration of our obligations under the Tax Receivable Agreement), we may have to borrow funds, which could materially and adversely affect our liquidity and financial condition, and subject us to various restrictions imposed by any lenders of such funds. To the extent we are unable to make timely payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. In addition, if LILP does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired.

Under the LILP Partnership Agreement, we intend to cause LILP, from time to time, to make distributions in cash to its equity holders (including us) in amounts sufficient to cover the taxes imposed on their allocable share of taxable income of LILP. As a result of (i) potential differences in the amount of net taxable income allocable to us and to LILP’s other equity holders, (ii) the lower tax rate under current law applicable to corporations as compared to individuals, and (iii) that tax distributions are required to be paid by LILP to its equityholders pro rata in accordance with each equityholder’s economic interests in LILP, these tax distributions may be in amounts that exceed our tax liabilities and our obligations under the Tax Receivable Agreement. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our stockholders. In addition, no adjustments to the exchange ratio for common units and corresponding shares of Class A common stock will be made as a result of any cash distribution by us or any retention of cash by us. To the extent we do not distribute such excess cash as dividends on our Class A common stock we may take other actions with respect to such excess cash, for example, holding such excess cash, or lending it (or a portion thereof) to LILP, which may result in shares of our Class A common stock increasing in value relative to the value of common units. The holders of common units may benefit from any value attributable to such cash balances if they acquire shares of Class A common stock in exchange for their common units, notwithstanding that such holders may have participated previously as holders of common units in distributions that resulted in such excess cash balances.

The Tax Receivable Agreement with the LILP Partners will require us to make cash payments to them in respect of tax benefits to which we may become entitled, and we expect that such payments will be substantial.

In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with LILP and each of the LILP Partners. Under the Tax Receivable Agreement, we will be required to make cash payments to the LILP Partners equal to 85% of the cash tax savings, if any, that we actually realize, or are deemed to realize, as a result of the Basis Adjustments and Interest Deductions. We expect that the amount of the cash payments we will be required to make under the Tax Receivable Agreement will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the Basis Adjustments and Interest Deductions would aggregate to approximately $                 over 20 years from the date of this offering based on the assumed initial public offering price of $                 per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming all future redemptions or exchanges would occur one year after this offering at the same assumed price per share. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $                , over the 20-year period from the date of this offering. We will depend on cash distributions from LILP to make payments under the Tax Receivable Agreement. Any payments made by us to the LILP Partners under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us.

Payments under the Tax Receivable Agreement will not be conditioned upon one or more of the LILP Partners maintaining a continued ownership interest in LILP or us. Furthermore, if we experience a change of control (as defined under the Tax Receivable Agreement), which includes certain mergers, asset sales, and other forms of business combinations, we would be obligated to make an immediate payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. This payment obligation could (i) make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement, and (ii) result in holders of our Class A common stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation.

The actual tax benefits described above, and the actual utilization of such tax benefits, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions by the LILP Partners; the price of shares of our Class A common stock at the time of the exchange; the extent to which such exchanges are taxable; the amount of gain recognized by such LILP Partners; the amount and timing of the taxable income allocated to us or otherwise generated by us in the future; the portion of our payments under the Tax Receivable Agreement constituting imputed interest; and the federal and state tax rates then applicable.

In some cases, payments under the Tax Receivable Agreement to the LILP Partners may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement will provide that if (i) we materially breach any of our material obligations under the Tax Receivable Agreement, (ii) mergers, asset sales, other forms of business combinations or other changes of control were to occur after the consummation of this offering, or (iii) we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement to make payments would be accelerated and become immediately due and payable. The amount due and payable in those circumstances is based on the present value of projected future tax benefits that are based on assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. Based on such assumptions, if we were to exercise our termination right, or the Tax Receivable Agreement is terminated due to a change of control occurring, immediately following this offering, the aggregate amount of the termination payments would be approximately $             million.

As a result of the foregoing, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, based on assumptions, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We could also be required to make cash payments to the LILP Partners that are greater than the specified percentage of any actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of discouraging, delaying, deferring or preventing mergers, asset sales, other forms of business combinations or other changes of control, even if such a change in control would be beneficial to our stockholders. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

We will not be reimbursed for any payments made to the LILP Partners under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the U.S. Internal Revenue Service, or the IRS, or another tax authority, may challenge all or part of the tax basis increases or other tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. Although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other benefits arising under the Tax Receivable Agreement, if the outcome of any such challenge would reasonably be expected to materially and adversely affect a recipient’s payments under the Tax Receivable Agreement, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of the TRA Representatives. The interests of the TRA Representatives in any such challenge may differ from or conflict with our interests and your interests, and the TRA Representatives may exercise their consent rights relating to any such challenge in a manner adverse to our interests and your interests. We will not be reimbursed for any cash payments previously made to the LILP Partners under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a LILP Partner are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a LILP Partner will be netted against any future cash payments we might otherwise be required to make to such LILP Partner under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a LILP Partner for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. Moreover, the excess cash payments we made previously under the Tax Receivable Agreement could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. The applicable U.S. federal income tax rules for determining applicable tax benefits we may claim are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, payments could be made under the Tax Receivable Agreement significantly in excess of any actual cash tax savings that we realize in respect of the tax attributes with respect to a LILP Partner that are the subject of the Tax Receivable Agreement.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act, including as a result of our ownership of LILP, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

We and LILP intend to conduct our operations so that we will not be deemed an investment company. As the sole general partner of LILP, we will control and operate LILP. On that basis, we believe that our interest in LILP is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of LILP, or if LILP itself becomes an investment company, our interest in LILP could be deemed an “investment security” for purposes of the 1940 Act.

If it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company. If we were required to register as an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Risks Related to Our Class A Common Stock and This Offering

We will be controlled by the LILP Controlling Partners whose interests may differ from those of our stockholders and may give rise to actual or perceived conflicts of interest.

Upon completion of this offering, we will be controlled by the LILP Controlling Partners. The LILP Controlling Partners’ interests may differ from those of other stockholders. Upon completion of this offering, the LILP Controlling Partners will control approximately         % of the voting interest in Lincoln International, Inc. (or         % if the underwriters exercise their option to purchase additional shares of Class A common stock in full), as a result of the LILP Controlling Partners holding all outstanding Class C common stock upon completion of this offering. The shares of Class C common stock will entitle the LILP Controlling Partners to ten votes per share for so long as the such shares of Class C common stock are not converted to shares of Class B common stock, after which they will be entitled to one vote per share. As a result, because the LILP Controlling Partners will have a majority of the voting power in Lincoln International and our amended and restated certificate of incorporation to be in effect upon consummation of this offering will not provide for cumulative voting, the LILP Controlling Partners will have the ability to elect all of the members of our board of directors and thereby to control our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of Class A common stock or other securities, and the declaration and payment of dividends. The LILP Controlling Partners will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of Lincoln International or a change in the composition of our board of directors and could preclude any unsolicited acquisition of Lincoln International. The LILP Controlling Partners’ voting control could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of Lincoln International and might ultimately affect the market price of our Class A common stock. As a result of the control exercised by the LILP Controlling Partners over us, none of our agreements with them have been negotiated on arm’s length terms. We cannot assure you that we would not have received more favorable terms from an unaffiliated party.

If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution and may experience additional dilution in the future.

Dilution is the difference between the offering price per share and the pro forma net tangible book value per share of our Class A common stock immediately after this offering. The price you pay for shares of our Class A common stock sold in this offering will be substantially higher than our pro forma net tangible book value per share immediately after this offering. If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $                 per share based upon an assumed initial public offering price of $                 per share, which is the midpoint of the price range listed on the cover page of this prospectus. In addition, you may also experience additional dilution, or potential dilution, upon future equity issuances to investors (including upon conversion of our Class B or Class C common stock), in connection with future acquisitions, or to our employees, consultants and directors under our Plan, the ESPP and/or any other equity incentive compensation plans we may adopt. As a result of this dilution, investors purchasing shares of Class A common stock in this offering may receive significantly less than the full purchase price that they paid for the stock purchased in this offering in the event of liquidation.

While we currently intend to pay a quarterly cash dividend to our stockholders, we may change our dividend policy at any time and we may not continue to declare cash dividends.

Although we currently intend to pay a quarterly cash dividend to our stockholders, we have no obligation to do so, and our dividend policy may change at any time. Returns on stockholders’ investments will primarily depend on the appreciation, if any, in the price of our Class A common stock. The amount and timing of dividends, if any, are subject to capital availability and periodic determinations by our board of directors that cash dividends are in the best interest of our stockholders and are in compliance with all applicable laws and any other contractual agreements limiting our ability to pay dividends. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. Future dividends, including their timing and amount, may be affected by, among other factors: general economic and business conditions; our financial condition and operating results; our available cash and current anticipated cash needs; capital requirements; contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders; and such other factors as our board of directors may deem relevant.

Our dividend payments may change from time to time, and we may not continue to declare dividends in any particular amounts or at all. The reduction in or elimination of our dividend payments could have a negative effect on our stock price.

We are a “controlled company” within the meaning of the              listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After this offering, the LILP Controlling Partners will continue to control a majority of the voting power of our outstanding common stock. As a result, we will qualify as a “controlled company” within the meaning of the corporate governance standards of the                 . Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including: the requirement that a majority of the board of directors consist of independent directors, the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors and the requirement that we have a compensation committee that is composed entirely of independent directors.

Following this offering, we intend to rely on some or all of these exemptions. As a result, we will not have a majority of independent directors and our compensation and nominating and corporate governance committees will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the                 .

We do not know whether a market will develop for our Class A common stock or what the market price of our Class A common stock will be and as a result it may be difficult for you to sell your shares of our Class A common stock.

Before this offering, there was no public trading market for our Class A common stock. If a market for our Class A common stock does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at an attractive price or at all. We cannot predict the prices at which our Class A common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our Class A common stock may fall.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our Class A common stock, the price of our Class A common stock could decline.

The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our Class A common stock could decline. If one or more of these analysts cease to cover our Class A common stock, we could lose visibility in the market for our stock, which in turn could cause our Class A common stock price to decline.

The market price of our Class A common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our Class A common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	quarterly variations in our operating results compared to market expectations;

•	changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our common shares or the stock of other companies in our industry;

•	adverse publicity about us, the industries we participate in or individual scandals;

•	announcements of new offerings by us or our competitors;

•	stock price performance of our competitors;

•	the failure of research analysts to cover our common shares;

•	fluctuations in stock market prices and volumes;

•	default on our indebtedness;

•	actions by competitors;

•	changes in senior management or key personnel;

•	changes in financial estimates by securities analysts;

•	the market’s reaction to our reduced disclosure as a result of being an “emerging growth company” under the JOBS Act;

•	the market’s reaction to our status as a “controlled company”;

•	negative earnings or other announcements by us or other financial services companies;

•	downgrades in our credit ratings or the credit ratings of our competitors;

•	incurrence of indebtedness or issuances of capital stock;

•	global economic, legal and regulatory factors unrelated to our performance; and

•	the other factors listed in this “Risk Factors” section.

The initial public offering price of our Class A common stock will be determined by negotiations between us, the selling stockholders and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their Class A common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Our share price may decline due to the large number of shares eligible for future sale and for exchange.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market after this offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

All of our executive officers, directors and holders of substantially all of our outstanding capital stock, including the LILP Controlling Partners, are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock for 180 days from the date of this prospectus without the consent of the representatives of the underwriters. After the expiration of the 180-day lock-up period,          shares of our Class A common stock, including those issuable upon conversion of outstanding Class B common stock and Class C Common Stock, and the          shares of Class A common stock issued under the Plan to our non-employee directors, will become eligible for sale, subject to the restrictions under the lock-up agreements described above, and subject to certain restrictions under the Securities Act. Stockholders who are subject to any of the lock-up agreements described above may be permitted to sell shares prior to the expiration of the applicable lock-up agreement in certain circumstances, including as the result of the waiver or termination of such lock-up agreement.

The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, and taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our Class A common stock less attractive to investors.

The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:

•

be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

•	be exempt from the “say on pay” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Act;

•

be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

•

be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on the financial statements.

We currently intend to take advantage of each of the exemptions described above. We have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 107(b) of the JOBS Act, which is mandated by FINRA for our broker-dealer entity. We could be an emerging growth company for up to five years after this offering. We cannot predict if investors will find our Class A common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our Class A common stock.

We have not previously operated as a public company and we will incur increased costs as a result of becoming a public company and in the administration of our organizational structure, and the compliance and operational activities could harm our business.

Our management team has historically operated our business as a privately-owned company. The individuals who now constitute our management have not previously managed a publicly traded company. Compliance with public company requirements will place significant additional demands on our management and will require us to enhance our investor relations, legal, financial reporting, internal audit, compliance with the Sarbanes-Oxley Act and corporate communications functions. These additional efforts may strain our resources and divert management’s attention from other business concerns, which could adversely affect our business and profitability.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC. Following the completion of this offering, we will also incur ongoing periodic expenses in connection with the administration of our organizational structure. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing and are expected to increase in light of new and proposed rules and regulations. We expect these rules and regulations to increase our legal, accounting, financial and other compliance costs and to make some activities more time-consuming and costly. Due to these laws and regulations, it may become more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Potential legal liability and limitations on insurance coverage could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

The historical financial information in this prospectus for the periods presented herein do not reflect the added costs we will incur as a public company, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act. As a result of these matters, among others, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and market price of our Class A common stock.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal controls over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. However, as an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of being a public company, we have undertaken various actions, and will need to take additional actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. Although we have not identified a material weakness or significant deficiency in the past two fiscal years, in the future when evaluating our internal control over financial reporting, we may identify material weaknesses or significant deficiencies that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses or significant deficiencies in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities will be listed, the SEC or other regulatory authorities, which could require additional financial and management resources and could lead to a decline in our stock price.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change in control would be beneficial to our stockholders.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon completion of this offering, as well as provisions of Delaware law, could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, as they will be in effect upon the completion of this offering, that could prevent or delay a change in control of our company include:

•

the LILP Controlling Partners control approximately     % of the voting interest in Lincoln International, Inc. (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full), as a result of the LILP Controlling Partners holding all outstanding Class C common stock upon completion of this offering;

•	the ability to issue “blank check” preferred stock, which could increase the number of outstanding shares and thwart a takeover attempt;

•	a classified board of directors so that not all members of our board of directors are elected at one time;

•	the ability to remove directors only for cause;

•	no use of cumulative voting for the election of directors;

•	no ability of stockholders to call special meetings;

•	supermajority voting provisions for stockholder approval of amendments to our certificate of incorporation and by-laws;

•

the requirement that, to the fullest extent permitted by law and unless we agree otherwise, certain proceedings against or involving us or our directors, officers or employees be brought exclusively in the Court of Chancery in the State of Delaware;

•	the ability of stockholders to take action by written consent; and

•	advance notice and duration of ownership requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

In addition, the General Corporation Law of the State of Delaware, to which we are subject, prohibits us, except under specified circumstances, from engaging in any mergers, significant sales of stock or assets or business combinations with any stockholder or group of stockholders who owns at least 15% of our common stock.

The Tax Receivable Agreement will also provide that if mergers, asset sales, other forms of business combinations or other changes of control were to occur after the consummation of this offering, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement to make payments would be accelerated and become immediately due and payable.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

Our amended and restated certificate of incorporation authorizes us to issue one or more series of preferred stock. Our board of directors has the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our Class A common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts in the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the general corporation law of the State of Delaware (the “DGCL”), our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against any defendant arising under the Securities Act. Such provision is intended to benefit and may be enforced by us, our officers and directors, employees and agents, including the underwriters and any other professional or entity who has prepared or certified any part of this prospectus. Nothing in our amended and restated certificate of incorporation or amended and restated bylaws preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities law by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multiforum litigation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive-forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in any action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the Organizational Transactions, including the consummation of this offering, expected growth, future capital expenditures and debt service obligations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms, such as “may,” “will,” “would,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•	our ability to retain our managing directors and our other senior professionals and executive officers;

•	our ability to successfully identify, recruit and develop talent;

•	changing market conditions;

•	loss of major clients or a downturn in the private equity industry;

•	reputational risk;

•	our highly volatile revenue and profits on a quarterly basis;

•	strong competition from other financial advisory and investment banking firms;

•	our ability to execute on our growth initiatives, business strategies or operating plans;

•	risks associated with our acquisitions, joint ventures and strategic investments;

•	our management not having previously managed a public company;

•	risks associated with our international operations;

•	our ability to acquire and open new offices and expand internationally;

•	fluctuations in foreign currency exchange rates;

•	costs of compliance associated with international broker-dealer, securities, data privacy, employment, labor, benefits and tax regulations;

•	our ability to generate sufficient cash in the future to service our indebtedness;

•	our dependence on fee-paying clients;

•	our clients’ ability to pay us for our services;

•	our potential growth into new lines of business;

•	operational risks;

•	extensive and evolving regulation of our business and the business of our clients;

•	substantial litigation risks;

•	impact on economic conditions resulting from military conflicts, public health incidents and natural catastrophes;

•	cybersecurity and other security risks;

•	unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns;

•	our dependence on distributions from LILP to pay our taxes and expenses after completion of this offering;

•	risks associated with our obligations under the Tax Receivable Agreement associated with the consummation of this offering;

•	applicable restrictions if we are deemed to be an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act;

•	the LILP Controlling Partners’ ability to control our company immediately following this offering;

•	the amount of the costs, fees, expenses and charges related to this offering and the related costs of being a public company;

•	other factors disclosed in this prospectus;

•	any statements of belief and any statements of assumptions underlying any of the foregoing; and

•	other factors beyond our control.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Many of the important factors that will determine these results are beyond our ability to control or predict. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

OUR ORGANIZATIONAL STRUCTURE

Lincoln International, Inc., a Delaware corporation, was formed on April 6, 2022, and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering and the Organizational Transactions, all of our business operations have been conducted through LILP and its subsidiaries. We will consummate the Organizational Transactions prior to the consummation of this offering.

Existing Organization

LILP is treated as a partnership for U.S. federal income tax purposes and, as such, is generally not subject to any U.S. federal entity-level income taxes. Taxable income or loss of LILP is included in the U.S. federal income tax returns of LILP’s partners. Prior to the consummation of this offering, the LILP Partners and the Blocker Company were the only partners of LILP.

The diagram below depicts our organizational structure as of December 31, 2021.

Incorporation of Lincoln International, Inc.

Lincoln International, Inc., the issuer of the Class A common stock offered by this prospectus, was incorporated as a Delaware corporation on April 6, 2022. Lincoln International, Inc. has not engaged in any material business or other activities except in connection with its formation and the Organizational Transactions. The amended and restated certificate of incorporation of Lincoln International, Inc. that will become effective immediately prior to the consummation of this offering will, among other things, (i) authorize three classes of common stock, Class A common stock, Class B common stock and Class C common stock, and one or more series of preferred stock, each having the terms described in “Description of Capital Stock” and (ii) recapitalize the outstanding common stock into Class A common stock.

Recapitalization and Amendment and Restatement of the LILP Partnership Agreement

Prior to the consummation of this offering, the existing limited partnership agreement of LILP will be amended and restated to, among other things, recapitalize its capital structure by creating a single new class of units that we refer to as “common units” and provide for a right of redemption of common units (subject to certain restrictions) in exchange for, at our election (as the sole general partner of LILP), newly issued shares of our Class A common stock on a one-for-one basis, or to the extent there is cash available from a secondary offering, a cash payment equal to (i) a volume-weighted average market price of one share of our Class A common stock for each common unit so redeemed or (ii) in the case that the cash is from a related sale of stock by us, the net proceeds per share from such sale, in each case, in accordance with the terms of the LILP Partnership Agreement. See “Certain Relationships and Related Party Transactions—LILP Partnership Agreement.”

Organizational Transactions

Prior to the Organizational Transactions, there is only one holder of common stock of Lincoln International, Inc. We will consummate the following Organizational Transactions in connection with this offering:

•

we will amend and restate the existing limited partnership agreement of LILP, which will become effective prior to the consummation of this offering, to, among other things, (1) recapitalize all existing ownership interests in LILP into one class of common units and (2) admit Lincoln International, Inc. as the sole general partner of LILP upon its acquisition of common units in connection with this offering;

•

we will amend and restate Lincoln International, Inc.’s certificate of incorporation to, among other things, provide for (1) Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally, (2) Class B common stock, with each share of our Class B common stock entitling its holder to one vote per share on all matters presented to our stockholders generally, and that shares of our Class B common stock may only be held by the LILP Employee Partners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B Common Stock,” (3) Class C common stock, with each share of our Class C common stock entitling its holder to ten votes per share on all matters presented to our stockholders generally, and that shares of our Class C common stock may only be held by the LILP Controlling Partners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class C Common Stock” and (4) the recapitalization of our outstanding shares of existing common stock into shares of Class A common stock;

•

we will acquire, by the Corporate Mergers, LI GP, Inc. and the Blocker Company and will issue                  shares of Class A common stock to the stockholders of LI GP, Inc. (who are the same individuals as the LILP Controlling Partners) and the International Senior Professionals as consideration in the Corporate Mergers;

•

we will issue                shares of our Class B common stock to the LILP Employee Partners, which is equal to the number of common units held directly or indirectly by such LILP Employee Partners immediately following the Organizational Transactions, for nominal consideration;

•

we will issue                shares of our Class C common stock to the LILP Controlling Partners, which is equal to the number of common units held directly or indirectly by such LILP Controlling Partners immediately following the Organizational Transactions, for nominal consideration;

•

we will issue                shares of our Class A common stock to the investors in this offering (or                shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full) in exchange for net proceeds, after taking into account the underwriting discount, of approximately $                million (or approximately $                million if the underwriters exercise their option to purchase additional shares of Class A common stock in full);

•

we will use the net proceeds from this offering , after estimated offering expenses payable by us, to purchase                newly issued common units (or                common units if the underwriters exercise their option to purchase additional shares of Class A common stock in full) from LILP at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us;

•	LILP intends to use the net proceeds from the sale of common units to us (i) to pay $ million in cash to partially redeem certain of the common units held directly or indirectly by the LILP Partners,

including certain of our executive officers and directors, (ii) to pay fees and expenses of approximately $                 million in connection with this offering and the Organizational Transactions, and (iii) for general corporate purposes as described under “Use of Proceeds”; and

•

Lincoln International, Inc. will enter into the Tax Receivable Agreement with LILP and the LILP Partners. For a description of the terms of the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Organizational Structure Following the Organizational Transactions

•	Lincoln International, Inc. will be a holding company and its sole material asset will consist of common units it acquires from LILP;

•	Lincoln International, Inc. will be the sole general partner of LILP and will control the business and affairs of LILP and its subsidiaries;

•

Lincoln International, Inc. will own, directly or indirectly,                common units of LILP, representing approximately    % of the economic interest in LILP (or                common units, representing approximately    % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full);

•

the LILP Controlling Partners will own (1) directly through the LILP Controlling Partners’ ownership of common units and indirectly through Lincoln International, Inc.’s ownership of common units, approximately    % of the economic interest in LILP (or approximately    % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full), (2)                  shares of Class A common stock of Lincoln International, Inc., representing approximately     % of the combined voting power of all of Lincoln International, Inc.’s common stock (or                 shares of Class A common stock of Lincoln International, Inc., representing approximately     % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full), and (3)                 shares of Class C common stock of Lincoln International, Inc., representing approximately    % of the combined voting power of all of Lincoln International, Inc.’s common stock (or                shares of Class C common stock of Lincoln International, Inc., representing approximately    % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full);

•

the LILP Employee Partners will own (1) directly through the LILP Employee Partners’ ownership of common units and indirectly through Lincoln International, Inc.’s ownership of common units, approximately    % of the economic interest in LILP (or approximately    % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (2) shares of Class B common stock of Lincoln International, Inc., representing approximately    % of the combined voting power of all of Lincoln International, Inc.’s common stock (or                shares of Class B common stock of Lincoln International, Inc., representing approximately    % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full);

•

the International Senior Professionals will own                  shares of Class A common stock of Lincoln International, Inc. representing approximately                 % of the combined voting power of all of Lincoln International Inc.’s common stock (or                  shares of Class A common stock of Lincoln International, Inc. representing approximately                 % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full); and

•

the investors in this offering will own (1) indirectly through Lincoln International, Inc.’s ownership of common units, approximately     % of the economic interest in LILP (or approximately     % of the economic interest in LILP if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and (2)                  shares of Class A common stock of Lincoln

International, Inc., representing approximately     % of the combined voting power of all of Lincoln International, Inc.’s common stock (or                  shares of Class A common stock of Lincoln International, Inc., representing approximately     % of such combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

The diagram below depicts our organizational structure after giving effect to the Organizational Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(1)

Investors in this offering will hold approximately           % of the combined voting power of Lincoln International, Inc. (or approximately           % of the combined voting power if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

As the sole general partner of LILP, we will operate and control all of the business and affairs of LILP and, through LILP and its subsidiaries, conduct our business. Following the Organizational Transactions, including this offering, Lincoln International, Inc. will have the minority economic interest in LILP, and will control the management of LILP as its sole general partner. As a result, Lincoln International, Inc. will consolidate LILP and record a significant non-controlling interest in a consolidated entity in Lincoln International, Inc.’s consolidated financial statements for the economic interest in LILP held by the LILP Partners.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $                million (or $                million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting the underwriting discount and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the front cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and the estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $                million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and the estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to purchase                newly issued common units (or                  common units if the underwriters exercise their option to purchase additional shares of Class A common stock in full) from LILP at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us.

We intend to cause LILP to use the net proceeds from the sale of common units to us (i) to pay $                 million in cash to partially redeem certain of the common units held directly or indirectly by the LILP Partners, including certain of our executive officers and directors, (ii) to pay fees and expenses of approximately $                 million in connection with this offering and the Organizational Transactions, and (iii) for general corporate purposes. At this time, we have not specifically identified a material single use for which we intend to cause the net proceeds to be used by LILP, and, accordingly, we are not able to allocate the net proceeds among any potential uses in light of the variety of factors that will affect how such net proceeds will be ultimately used by us or LILP. Our management will have broad discretion to direct LILP’s use of the proceeds.

LILP will either bear or reimburse Lincoln International, Inc. for all of the expenses incurred in connection with the Organizational Transactions, including this offering.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and restricted cash and capitalization as of December 31, 2021 as follows:

•	of LILP and its subsidiaries on a historical basis; and

•	of Lincoln International, Inc. and its subsidiaries on a pro forma basis to give effect to the Organizational Transactions, including this offering.

For more information, please see “Our Organizational Structure,” “Use of Proceeds” and “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of December 31, 2021
($ in thousands, except share and per share data)	Lincoln International, LP Actual	Lincoln International, Inc. Pro Forma
	(audited)	(unaudited)
Cash, cash equivalents and restricted cash	$374,216	$

Partners’ capital/stockholders’ equity:
Preferred stock, par value $ per share, shares authorized and no shares outstanding on a pro forma basis	—
Class A common stock, par value $ per share, shares authorized and shares outstanding on a pro forma basis	—
Class B common stock, par value $ per share, shares authorized and shares outstanding on a pro forma basis	—
Class C common stock, par value $ per share, shares authorized and shares outstanding on a pro forma basis	—
Additional paid-in capital	—
Partners’ equity	358,655

Total partners’ capital /stockholders’ equity	$358,655
Non-controlling interest	5,939

Total capitalization	$738,810	$

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the front cover page of this prospectus, would increase (decrease) the pro forma amount of each of cash and cash equivalents, additional paid-in capital and total capitalization by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

DIVIDEND POLICY

Following this offering and subject to applicable laws and regulations as well as funds being available, we intend to pay a quarterly cash dividend to holders of our Class A common stock, initially equal to $                per share of Class A common stock, commencing with the                  quarter of fiscal                 . Holders of our Class B common stock and Class C common stock, as stockholders, are not entitled to participate in any dividends declared by our board of directors. Any declaration and payment of future dividends by Lincoln International, Inc. will be at the sole discretion of our board of directors. When considering the issuance of dividends, our board of directors will consider many factors including:

•	general business, economic and political conditions;

•	current and projected financial condition, earnings, cash flows, capital requirements, and level of indebtedness;

•	available cash less any current and anticipated cash needs;

•	statutory, tax, legal and regulatory considerations applicable to the payment of dividends;

•	considerations as specified in our Tax Receivable Agreement; and

•	other considerations that our board of directors may deem relevant.

While we currently intend to pay a quarterly cash dividend to holders of our Class A common stock, we may change our dividend policy at any time and we may discontinue the issuance of cash dividends.

Because we are a holding company and our sole material asset will be the ownership of common units, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from LILP and, through LILP, cash distributions and dividends from our other indirect subsidiaries. Under Delaware law, dividends may be payable only out of surplus, which is calculated as our assets less our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See “Description of Capital Stock,” “Description of Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.” Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with Delaware law and contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, industry trends and other factors that our board of directors may deem relevant. Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to the Offering and Ownership of our Class A Common Stock—Our only asset after the completion of this offering will be our interest in LILP, and, as a result, we will depend on distributions from LILP to pay our dividends, taxes and expenses, including payments under the Tax Receivable Agreement. LILP’s ability to make such distributions may be subject to various limitations and restrictions.”

Immediately following this offering, we will be a holding company, and our sole material asset will be the common units we purchase from LILP. If we decide to pay a dividend in the future, we would need to cause LILP to make distributions to us in an amount sufficient to cover such dividend. If LILP makes such distributions to us, the holders of our Class B common stock and Class C common stock will be entitled to receive pro rata distributions as holders of common units. See “Risk Factors—Risks Related to Our Organizational Structure—Our only asset after the completion of this offering will be our interest in LILP, and, as a result, we will depend on distributions from LILP to pay our dividends, taxes and expenses, including payments under the Tax Receivable Agreement. LILP’s ability to make such distributions may be subject to various limitations and restrictions.”

Additionally, we will use any distributions from LILP to pay our taxes, make payments in accordance with the Tax Receivable Agreement and pay our expenses. Accordingly, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less than the amounts distributed by us to the LILP Partners on a per share basis. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Assuming LILP makes distributions to its partners in any given year, the determination to pay dividends, if any, to our Class A common stockholders out of the portion, if any, of such distributions remaining after our payment of taxes, Tax Receivable Agreement payments and expenses (any such portion, an “excess distribution”) will be made by our board of directors. Because our board of directors may determine to pay or not pay dividends to our Class A common stockholders, our Class A common stockholders may not necessarily receive dividend distributions relating to excess distributions, even if LILP makes such distributions to us.

DILUTION

The LILP Partners will own common units after the Organizational Transactions. Because the LILP Partners will not own any Class A common stock at the time of the offering or have any right to receive distributions from Lincoln International, Inc. (other than the LILP Controlling Partners who will own shares of Class A common stock received as stockholders of LI GP, Inc. in the Corporate Mergers), we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of common units (other than Lincoln International, Inc.) had their common units redeemed or exchanged for newly issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class B common stock and Class C common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Lincoln International, Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all common units for shares of Class A common stock as described in the previous sentence as the “Assumed Redemption.”

Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. LILP’s pro forma net tangible book value as of                     , 2022 prior to this offering and after giving effect to the Organizational Transactions and the Assumed Redemption was $                . Pro forma net tangible book value per share prior to this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding after giving effect to the Assumed Redemption.

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.

Pro forma net tangible book value per share after this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding, after giving effect to the Organizational Transactions, including this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” and the Assumed Redemption. Our pro forma net tangible book value as of                     , 2022 after this offering would have been approximately $                million, or $                per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $                per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $                per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , 2022, before this offering	$
Increase per share attributable to new investors in this offering	$

Pro forma net tangible book value per share after this offering
Dilution per share to new Class A common stock investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the front cover page of this prospectus, would increase the pro forma net tangible book value (deficit) per share after this offering by approximately $                , and dilution in pro forma net tangible book value (deficit) per share to new investors by approximately $                assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each 1,000,000 increase or decrease in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $                per share and increase or decrease, as applicable, the dilution to investors purchasing shares of our Class A common stock in this offering by $                per share, assuming the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the front cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the pro forma net tangible book value (deficit) after the offering would be $                per share, the increase in pro forma net tangible book value per share to existing stockholders would be $                per share and the dilution in pro forma net tangible book value to new investors would be $                per share, in each case assuming an initial public offering price of $                per share, which is the midpoint of the price range set forth on the front cover page of this prospectus.

The following table summarizes, as of                     , 2022, after giving effect to the Organizational Transactions (including this offering) and the Assumed Redemption, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the front cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
LILP Employee Partners			%	$		%	$
LILP Controlling Partners			%	$		%	$
International Senior Professionals			%	$		%	$
New investors			%	$		%	$

Total		100%		$	100%		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $                million, assuming the number of shares offered by us remains the same and after deducting the underwriting discount but before estimated offering expenses.

Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class B common stock and Class C common stock, because holders of the Class B common stock and Class C common stock are not entitled to distributions or dividends, whether cash or stock, from Lincoln International, Inc. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of                     , 2022, after giving effect to the Organizational Transactions and the Assumed Redemption, and excludes                shares of Class A common stock reserved for issuance under the Plan and the ESPP, which will become effective in connection with the consummation of this offering, as well as any shares that will become issuable pursuant to provisions in the Plan that automatically increase the share reserve under the Plan.

To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of                 ,                 , the pro forma net tangible book value (deficit) per share after this offering would be $                , and total dilution per share to new investors would be $                .

If the underwriters exercise their option to purchase additional shares of Class A common stock in full:

•	the percentage of shares of common stock held by the LILP Employee Partners will decrease to approximately % of the total number of shares of our common stock outstanding after this offering;

•	the percentage of shares of common stock held by the LILP Controlling Partners will decrease to approximately % of the total number of shares of our common stock outstanding after this offering;

•

the percentage of shares of common stock held by the International Senior Professionals will decrease to approximately    % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares of common stock held by new investors will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2021 and the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2021 present our financial position and results of operations after giving effect to the following pro forma transactions (the “Pro Forma Transactions”):

•	the Organizational Transactions described under “Our Organizational Structure—Organizational Transactions,” which includes but is not limited to:

•	the recognition of a noncontrolling interest in Lincoln International, Inc. held by the LILP Partners for their continued ownership of common units;

•	the entry into the Tax Receivable Agreement with the LILP Partners;

•

the issuance of                 shares of our Class A common stock in this offering in exchange for net proceeds of approximately $                 million, assuming that the shares are offered at $                 per share (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commissions but before deducting estimated offering expenses;

•

the issuance of                 shares of our Class B and                 shares of our Class C common stock in an amount equal to the number of common units held by each LILP Employee Partner and each LILP Controlling Partner, respectively;

•	the application by Lincoln International, Inc. of the net proceeds from this offering to acquire LILP common units from certain existing LILP Partners;

•	the reclassification of equity distributions to historical LILP partners from an equity distribution to compensation expense for the LILP Partners; and

•	the provision for federal and state income taxes of Lincoln International, Inc. as a taxable corporation at an effective rate of % for the fiscal year ended December 31, 2021.

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2021, gives effect to the Pro Forma Transactions as if the Pro Forma Transactions had occurred on December 31, 2021. The unaudited pro forma condensed consolidated statement of income for the fiscal year ended December 31, 2021 gives effect to the Pro Forma Transactions as if the Pro Forma Transactions had occurred on January 1, 2021.

Our historical consolidated financial information has been derived from LILP’s audited consolidated financial statements for the fiscal year ended December 31, 2021 and the accompanying notes to the consolidated financial statements included elsewhere in this prospectus. Lincoln International, Inc. was formed on April 6, 2022 and will have no material assets or results of operations until the completion of this offering. Therefore, historical financial information for Lincoln International, Inc. is not included in the unaudited pro forma condensed consolidated financial information.

We have based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances in order to reflect, on a pro forma basis, the impact of the Pro Forma Transactions on the historical financial information of LILP. See “Notes to Unaudited Pro Forma Condensed Consolidated Financial Information” for a discussion of these assumptions.

The unaudited pro forma condensed consolidated financial information has been prepared based on these assumptions and is for illustrative and informational purposes only. The final amounts recorded may differ materially from the information presented. The unaudited pro forma condensed consolidated financial information is not intended to represent what our financial position or results of operations would have been had the relevant transactions occurred on the dates assumed. It does not project our financial position or results of operations for any future period or date.

For purposes of the unaudited pro forma condensed consolidated financial information, we have assumed that (i) we will issue shares of Class A common stock at a price per share of $                , which is the midpoint of

the price range set forth on the front cover page of this prospectus, and (ii) upon completion of this offering, the ownership percentage represented by common units not held by us will be     %. The net income attributable to common units not held by us will accordingly represent     % of our net income. Except as otherwise indicated, the unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

We plan to implement additional policies and procedures to address new requirements applicable to us as we transition to operating in a public company environment. We expect to incur additional annual expenses related to these requirements, including but not limited to directors’ fees and insurance, transfer agent fees, SEC reporting requirements, increased auditing and legal fees and similar expenses as well as the hiring additional functional staff, including accounting and finance, investor relations, legal and administrative personnel. Our unaudited pro forma condensed consolidated financial information does not reflect any pro forma adjustments relating to these expenses. The unaudited pro forma condensed consolidated financial information also does not reflect any anticipated revenue synergies, operating efficiencies, cost savings or tax savings (beyond the benefits of the Tax Receivable Agreement) which we might otherwise expect to generate from operating as a public company.

This presentation of the unaudited pro forma condensed consolidated financial information is prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth below in “Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information.” The unaudited pro forma financial information presented below should be read together with “Management’s Discussion and Analysis of the Financial Condition and Results of Operations.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of December 31, 2021

($ in thousands)	Lincoln International, LP Audited As Reported (A)	Transaction Accounting Adjustments		Lincoln International, Inc. Pro Forma
Assets
Cash and cash equivalents	$371,112	$	D	$
			E

Restricted cash	3,104
Accounts receivable, net of allowance	31,742
Unbilled client receivable	2,602
Partner receivable	31,905
Prepaid expenses	6,824
Income tax receivable	2,675
Other assets	19,155
Furniture, equipment and leasehold improvements, net	28,877
Deferred tax asset	328		F
			G
Goodwill	3,278
Right-of-use lease asset	101,354

Total assets	$602,956	$		$

Liabilities and Equity
Liabilities
Accounts payable and accrued expenses	$35,702	$		$
Compensation payable	69,657
Income tax payable	4,798
Deferred revenue	1,531
Deferred tax liability	146
Lease liability	126,528
Payable to related parties pursuant to the Tax Receivable Agreement	—		G

Total liabilities	$238,362	$		$

Partners’ Capital/Stockholders’ Equity:
Class A common stock, par value $ per share			B
			D
Class B common stock, par value $ per share			C
Class C common stock, par value $ per share			C
Additional Paid in Capital			B
			C
			D
			E
			F
			G
			H
Retained Earnings			E
Partners’ equity	$358,655	$	B	$
			C
Non-controlling interest	5,939		H

Totals Partners’ Capital/Stockholders’ Equity:	$364,594	$		$

Total liabilities and equity	$602,956	$		$

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(A)

Lincoln International, Inc. was incorporated as a Delaware corporation on April 6, 2022, and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited pro forma condensed consolidated balance sheet. This column represents the audited consolidated historical financial statements of LILP, the predecessor for accounting purposes.

(B)

As part of the Pro Forma Transactions, each of LI GP, Inc. and the Blocker Company will merge with and into Lincoln International, Inc. in exchange for                shares of Class A common stock. The portion of the partners’ capital reclassified to additional paid-in capital represents the partners’ capital less amounts attributed to the par value of Class A common stock.

(C)

Reflects the issuance of Class B and Class C common stock to LILP Partners, on a one-to-one basis with the number of common units they own. As a corporation, Lincoln International, Inc. will not record partners’ capital in the consolidated balance sheet; as such, it will be reclassified to additional paid-in capital. To reflect the corporation structure of our equity, we will separately present the value of our common stock and additional paid-in capital. The portion of partners’ capital reclassified to additional paid-in capital represents partners’ capital less amounts attributed to the par value of common stock. This amount is then subject to the allocation of additional paid-in capital to non-controlling interests (see Note H below).

(D)

Reflects a $                 million increase to cash and cash equivalents with a corresponding offset of $                 million to additional paid in capital and $                 million to Class A common stock related to the issuance of Class A common stock to the public pursuant to this offering. We estimate that the net proceeds to us from this offering will be approximately $                 million (or $                 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), based on an assumed initial public offering price of $                 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting $                 million of assumed underwriting discounts and commissions. We will use $                 million of net proceeds to acquire newly issued common units from LILP Partners.

(E)

As of December 31, 2021, the unaudited pro forma condensed consolidated balance sheet reflects (i) the reduction of cash of $                 million, (ii) $                 million to additional paid in capital for costs directly related to the Pro Forma Transactions and (iii) $                 million to retained earnings for the remaining transaction costs estimated to be incurred which are not subject to be deferred and capitalized as part of the transaction.

(F)

Lincoln International, Inc. is subject to U.S. federal income taxes, in addition to state, local and foreign taxes. This adjustment reflects the recognition of deferred taxes in connection with the Pro Forma Transactions assuming the federal rates currently in effect and the highest statutory rates apportioned to each state, local and foreign jurisdiction.

(G)

As part of the Pro Forma Transactions, Lincoln International, Inc. will enter into the Tax Receivable Agreement, pursuant to which Lincoln International, Inc. will pay to the LILP Partners and any future party to the Tax Receivable Agreement 85% of the amount of cash savings, if any, in U.S. federal, state, and local income tax or franchise tax that it actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of the Basis Adjustments and Interest Deductions. The Tax Receivable Agreement will be accounted for as a contingent liability, with amounts accrued when considered probable and reasonably estimable. We will record a $                 million liability based on the Company’s estimate of the aggregate amount that it will pay to the LILP Partners under the Tax Receivable Agreement as a result of the Pro Forma Transactions. As mentioned above, we will record an increase of $                 million in deferred tax assets related to tax benefits from future deductions attributable to payments under the Tax Receivable Agreement as a result of the Pro Forma Transactions. Additionally, we will record a decrease to additional paid-in capital of

$ million, which is equal to the difference between the increase in deferred tax assets and the increase in liabilities due to existing owners under the Tax Receivable Agreement as a result of the Pro Forma Transactions.

(H)

Following the Pro Forma Transactions, Lincoln International, Inc. will become the general partner of LILP. Although Lincoln International, Inc. will indirectly have a minority economic interest in LILP, Lincoln International, Inc. will control the management of LILP as its sole general partner. As a result, we will consolidate the financial results of LILP and will report a noncontrolling interest related to the common units held by the LILP Partners on our consolidated balance sheet. The adjustments to (i) noncontrolling interest of $                 million, (ii) additional paid in capital of $                 million, and (iii) retained earnings of $                 million reflects the proportional interest in the pro forma condensed consolidated total equity of Lincoln International, Inc. owned by the LILP Partners.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2021

($ in thousands)	Lincoln International, LP Audited As Reported (A)	Transaction Accounting Adjustments		Lincoln International, Inc. Pro Forma
Revenue:
Client Revenues	$635,661	$		$
Reimbursed Expenses	4,991

Total revenue	$640,652	$		$

Expenses:
Compensation and related expenses	224,001		B
Travel, meals and entertainment	10,861
Rent and occupancy	14,051
Recruiting and training	6,158
Information technology and communication services	8,320
Consulting and professional service fees	15,236
Depreciation and amortization	3,685
Other operating income and expenses	14,198		C

Total expenses	$296,510	$		$

Income before income taxes	344,142

Provision for income taxes	21,664		D

Net income	$322,478	$		$

Less: net income attributable to noncontrolling interest	1,864		E

Net income attributable to Lincoln International, LP	$320,614	$	E	$

Pro Forma Earnings Per Share
Basic			F
Diluted			F
Weighted-average shares used to compute net income per share
Basic			F
Diluted			F

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

(A)

Lincoln International, Inc. was incorporated as a Delaware corporation on April 6, 2022, and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited pro forma condensed consolidated of income. This column represents the audited consolidated historical financial statements of LILP, the predecessor for accounting purposes.

(B)

The following adjustment represents the impact to compensation for the LILP Partners based on an updated compensation structure which is expected to be effective as of the Pro Forma Transaction. The adjustment includes a reversal of equity distributions paid to the LILP Partners, and the recalculation and expense for the LILP Partners based on an updated compensation structure in connection with the Pro Forma Transactions.

(C)

Reflects total transaction costs incurred which are expected to be expensed, of which $                 million are already included in the historical consolidated statement of income of LILP for the fiscal year end December 31, 2021, therefore resulting in $                 million recorded in the unaudited pro forma condensed consolidated statement of income for the fiscal year ended December 31, 2021. The transaction costs recorded in the unaudited pro forma condensed consolidated statement of income for the fiscal year ended December 31, 2021 would not be expected to have a continuing impact beyond twelve months.

(D)

Following the Pro Forma Transactions and offering, Lincoln International, Inc. will be subject to U.S. federal income taxes, in addition to state, local and foreign taxes. As a result, the unaudited pro forma condensed consolidated statements of income reflects an adjustment to our provision for corporate income taxes to reflect a pro forma tax rate of    % for the fiscal year ended December 31, 2021, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and foreign jurisdiction. LILP has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, LILP profits and losses will flow through to its common unit holders, including Lincoln International, Inc., and are generally not subject to tax at the LILP level.

Fiscal Year Ended December 31, 2021
Pro forma income before provision for income taxes	$
Estimated effective tax rate post-offering		%

Pro forma income tax expense
Historical tax provision

Pro forma provision for income tax expense adjustment	$

(E)

Following the Pro Forma Transactions, Lincoln International, Inc. will become the general partner of LILP, and upon consummation of this offering, Lincoln International, Inc. will initially own approximately    % of the economic interest in LILP but will have control of LILP. The ownership percentage held by the noncontrolling interest, the LILP Partners, will be approximately    %. Net income attributable to the noncontrolling interest will represent approximately    % of net income.

(F)

The weighted average number of shares underlying the basic earnings per share calculation reflects                 shares of Class A common stock outstanding. Class A common stock outstanding after the offering are included within the weighted average number of shares as they are the only outstanding securities which participate in distributions or dividends by Lincoln International, Inc.

The pro forma diluted net income per share calculation includes the basic weighted average shares of Class A common stock outstanding plus the dilutive impact of outstanding shares of Class A common stock issued upon substitution of shares of Class B and Class C common stock outstanding.

The following table sets forth a calculation of the numerator and denominator used to compute pro forma basic and diluted earnings per share:

Fiscal year ended December 31, 2021
Pro forma basic earnings per share:
Net income	$
Income attributable to non-controlling interests

Income available to common shareholders, pro forma basic	$

Weighted average shares outstanding
Net income per share, pro forma basic	$
Pro forma diluted earnings per share:
Income available to common shareholders, pro forma basic	$
Increase to net income attributable to dilutive instruments

Income available to common shareholders, pro forma diluted	$

Weighted average shares outstanding – basic
Incremental shares of common stock attributable to dilutive instruments

Weighted average shares outstanding – diluted
Net income per share, pro forma diluted	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The historical financial data discussed below reflects the historical results of operations and financial condition of Lincoln International, LP and its consolidated subsidiaries and does not give effect to the Organizational Transactions. See “Organizational Structure” and “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus.

This following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, those discussed in the section entitled “Risk Factors” and those that can be found elsewhere in this prospectus.

Overview

Lincoln International is a leading and rapidly growing global independent investment banking advisory firm focused on the middle-market, offering Mergers & Acquisitions (M&A) Advisory, Capital Advisory and Private Funds Advisory, Valuations and Opinions and other services. We have established a leadership position in private capital markets, advising private equity investors, business owners and CEOs. Through our integrated and global platform across industry sector groups and practices, we deliver comprehensive and complementary strategic and financial advisory services to our clients. Our experienced professionals provide meaningful and differentiated advice on matters including mergers and acquisitions, debt and growth equity, restructuring and special situations, financial valuations of illiquid securities, fairness and other transaction opinions, and primary and secondary fundraising.

Since our inception in 1996, we have expanded our M&A practice through the organic addition of capabilities, making us a trusted advisor for strategic objectives from attracting capital and investing with purpose to driving value and realizing returns. We have invested in robust infrastructure over the years and employ a consistent and disciplined approach to expansion. Today, we serve our clients with approximately 800 professionals (including over 130 managing directors) from 21 offices in 15 countries across the Americas, Europe, and Asia. Our team is organized by industry sector groups with recognized expertise in: Business Services; Consumer; Financial Institutions; Healthcare; Industrials; and Technology, Media and Telecom.

We operate in two business segments: Investment Banking Advisory and Valuations and Opinions. In our Investment Banking Advisory business segment, we provide mergers and acquisitions advisory, capital advisory and private funds advisory services. Through our Valuations and Opinions business segment, we provide financial valuations of illiquid securities and fairness and other transaction opinions. In 2021, approximately 91% of our client revenues were derived from our Investment Banking Advisory business segment and approximately 9% of our client revenues were derived from our Valuations and Opinions business segment. We plan to continue to grow our firm across industry sectors, geographies and service offerings to deliver quality advice and services to our clients. Our acquisition of Spurrier Capital Partners in April 2022 expanded our M&A technology franchise, thereby increasing our capabilities in this sector and creating a more robust client offering.

The historical results of operations discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are those of LILP and its consolidated subsidiaries. After the completion of the Organizational Transactions, as the sole general partner of LILP, we will control its business and affairs and, therefore, consolidate its financial results with ours. In light of the LILP Partners’ collective     % equity interest in LILP immediately after the Organizational Transactions and this offering, we will reflect their interests as a noncontrolling interest in our consolidated financial statements. As a result, our net income, after excluding that noncontrolling interest, will represent     % of LILP’s net income and, similarly, outstanding shares of our Class A common will represent     % of the outstanding equity interests of LILP. We will also enter into a Tax Receivable Agreement that will allocate some of the tax benefits on exchange of the equity interests of LILP to the exchanging holder. Finally, our compensation expense will change, as much of our historical payments to managing directors were in the form of distributions on LILP’s equity interests. For more information on the pro forma impact of the Organizational Transactions and this offering, see “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Business Environment and Outlook

Our business is affected by a variety of factors, including general conditions in the financial markets as well as economic and geo-political conditions. Changes in global economic conditions, including inflation, interest rates and currency risk or other governmental policies or actions can materially affect our business. We believe that while these events may continue to add uncertainty to the business environment, we remain well positioned for the future due to our experienced management team and focused client coverage. See “Risk Factors—Risks Related to Our Business” in this prospectus for a discussion of some of the factors that can affect our performance. As a result, revenues and net income in any period may not be indicative of full year results or the results of any other period and may vary significantly from quarter to quarter and year to year.

Worldwide announced M&A volumes during 2021 increased significantly as compared to 2020. The overall level of mergers and acquisitions globally declined in 2020, heavily influenced by the impact of the COVID-19 pandemic. M&A activity began to recover in the third quarter of 2020, accelerated in the fourth quarter of 2020, and continued its strong performance throughout 2021. The level of M&A advisory activity remained strong across all our industry groups and geographies in the first quarter of 2022. As companies focus intently on strategic growth and capital deployment, we expect these factors and the overall business environment will drive activity in the medium term.

In the United States, clients continue to evaluate strategic alternatives and our revenue backlog remains strong. Financing continues to be available at historically attractive levels, which has the potential to fuel continued growth in M&A, but could be adversely impacted if inflation continues or worsens. In addition, in the current economic environment, companies and private equity firms globally are pursuing M&A in order to drive greater efficiencies by reducing costs and increasing cash flows.

At the same time, we continue to experience demand for our capital advisory services due to client demand to finance growth opportunities in advance of potentially rising interest rates and restructuring opportunities arising as a result of disruption in certain industries. In the current economic environment, geographic and industry specific dislocations may result in increased restructuring activity worldwide. We intend to leverage our existing infrastructure to capitalize on changes in the macroeconomic environment, positive momentum in the M&A cycle, and our capital-light business model through deploying our intellectual capital to generate new revenue.

We believe that as private debt and private equity have continued to grow as asset classes, the importance of completing third-party portfolio valuations has increased. Alternative asset management firms ranging from private equity funds, business development companies, and credit funds regularly look for an independent firm to establish ranges of values, consult on internally prepared valuations, and to review valuation policies and procedures. These firms are typically required to complete valuations on at least a quarterly basis, and sometimes more often, to satisfy compliance standards. Additionally, we believe growth in complex structured products across various collateral types has expanded investor demand for independent valuations.

Finally, we are well positioned to identify attractive opportunities in geographies where markets are evolving, driven by increased external investment and continued development of financial and legal sophistication, such as India and certain parts of Asia.

Key Financial Measures

Client Revenues

We generate revenues primarily from providing advisory services on transactions that are subject to individually negotiated engagement letters that set forth the fee structure. Substantially all of our Investment Banking Advisory engagements include a success fee, a small number of which also include a non-refundable retainer fee paid upon signing of the engagement. The timing of the collection of success fees is dependent upon the closing of a third-party transaction, which generally is not within our control. Accordingly, fee revenue and net income in any period may not be indicative of full year results or the results of any other period and may vary significantly from quarter to quarter and year to year.

For both of our segments, revenue is recognized when earned and realizable. The amount and timing of fees recognized can vary based on the type of engagement. We follow specific guidelines to ensure that our revenue is recognized in accordance with Accounting Standards Codification (“ASC”) 606. In general, revenue is recognized when the performance obligation that is directly related to the client fee has been satisfied. The performance obligations and associated fees are outlined in our engagement letters.

Investment Banking Advisory Revenues

Our senior professionals maintain strong relationships with existing and potential clients. Our firm adds new clients each year as existing senior professionals continue to expand their relationships and newly hired senior professionals bring existing client relationships to our firm. We can lose clients due to changes in client senior management, acquisitions or divestitures of client businesses or competition from other investment banking firms.

Our Investment Banking Advisory business segment operates in a competitive environment. Each revenue-generating engagement is separately solicited, negotiated, awarded, and executed. Although each client fee from an individual investment banking transaction is non-recurring, we have a history of providing advisory services to repeat clients. We also have visibility of transactions and associated revenues from our backlog, client target list and relationships.

Our Investment Banking Advisory business segment earns fees from our clients by providing M&A and capital advisory services. We advise public and private institutions on a broad spectrum of financial transactions, including buy side and sell side M&A transactions as well as debt, growth and minority equity, and special situations and restructuring transactions. Beginning in 2022, with the launch of our Private Funds Advisory practice, our Investment Banking Advisory business segment also earns fees by helping private equity firms to raise capital and creating tailored private capital solutions that support their strategic growth objectives.

In general, our Investment Banking Advisory revenues consist of a success fee from completing each assignment. A small number of transactions also include a non-refundable initial retainer fee or a milestone fee for reaching a specific contractual outcome. Investment Banking Advisory fees are recognized over the average time to complete a deal (initial retainer fees), upon the completion of the contractual performance obligation (milestone fees) and upon the successful completion of a transaction or of an engagement (success fees). Retainer fees in excess of a pre-determined threshold are recognized over the estimated life of a transaction. Success fees are recognized when we have completed our performance obligations as outlined in the engagement letter, which typically occurs upon completion of the transaction.

As we earn our revenues upon completion of advisory engagements, we are only paid upon successful completion of an underlying transaction. Complications that may terminate or delay a transaction include, among others, failure of the parties to agree upon terms, failure to obtain board or stockholder approvals, failure to secure financing, adverse market conditions or adverse operating or financial considerations related to either party of the transaction. These events are outside of our control. While we may have devoted considerable time and resources to the transaction, our fees are generally limited to the initial retainer fee if the original engagement is terminated prior to completion.

Invoiced client receivables are recorded as accounts receivable in the statement of financial condition. See “Critical Accounting Estimates—Revenue Recognition” for a more detailed discussion.

Valuations and Opinions Revenues

Our Valuations and Opinions business segment earns fees from our clients for providing valuations of various assets including: companies, illiquid debt and equity securities, and intellectual property (among other assets and liabilities). These valuations are used for financial reporting, tax reporting, and other purposes. In addition, our Valuations and Opinions business segment renders fairness opinions in connection with mergers and acquisitions and other transactions, expert witness testimony, solvency opinions in connection with corporate spin-offs and dividend recapitalizations, and other types of financial opinions in connection with other transactions.

Unlike our Investment Banking Advisory business segment, the fees generated in our Valuations and Opinions business segment are generally not contingent on the successful completion of a single transaction. Engagements for asset valuations are generally ongoing in nature, recurring on a daily, monthly, quarterly, semi-annually or annual basis. In 2019, 2020 and 2021, we experienced client retention of nearly 100% due to the value we provide to our clients through consistent application of valuation methodologies and the data and insights from Lincoln’s proprietary databases.

Revenue related to portfolio valuation fees is fully recognized when the fee is invoiced. At the time of invoicing, we have completed and delivered the valuation, which are the performance obligations as described in the engagement letter. Valuation fees are related to valuations that can be completed daily, monthly, quarterly, semi-annually or annually.

Revenue generated from initial retainers related to fairness opinions is fully recognized when the fee is invoiced. The average fairness opinion is generally completed within three weeks of engagement so that no portion of revenue is deferred.

Operating Expenses

Our operating expenses are broadly classified as either employee compensation and benefits or non-compensation expenses. The primary drivers of our employee compensation and benefits expense are headcount and variable compensation related to firm and individual performance. Expenses are recorded on the combined statements of income, inclusive of expenses incurred and subsequently reimbursed by clients in accordance with ASC 606.

Employee Compensation and Benefits Expenses

Our employee compensation and benefits expenses, which account for the majority of our operating expenses, are determined by management based on revenues earned, headcount, hiring plans, individual performance, the competitive nature of the prevailing investment banking labor market, anticipated compensation requirements for our employees, and the level of recruiting of new managing directors. These factors may vary over time and as a result, our employee compensation and benefits expenses may fluctuate materially in any particular period. Accordingly, the amount of employee compensation and benefits expenses recognized in any particular period may not be consistent with prior periods or indicative of future periods.

Our employee compensation and benefits expenses consist of base salary, annual incentive compensation and sign-on bonuses which are payable as cash bonus awards, benefits and payroll taxes. Base salary, benefits and payroll tax expenses are driven by headcount and are paid ratably throughout the year. Our annual incentive compensation bonuses are awarded and payable in the form of current year cash bonus awards and deferred cash bonus awards. Cash bonuses, which are accrued monthly, are discretionary and dependent upon a number of factors including company and employee performance. These amounts are generally awarded and paid in

December of the current performance year. The deferred cash bonus awards include certain amounts that are contingent upon a required period of service. Generally, a portion of the cash bonus is also deferred and paid according to a prescribed deferral schedule based on employee level. Sign-on bonuses are accrued and paid in accordance with individual employment agreements.

Non-Compensation Expenses

The balance of our non-compensation expenses includes costs for rent and occupancy of our leased office spaces, travel and entertainment-related expenses, consulting and professional service fees, information technology and communication services, recruiting and training, depreciation and amortization, and other miscellaneous operating expenses. We refer to all of these expenses collectively as non-compensation expenses. The majority of our non-compensation expenses, including travel and entertainment-related expenses and information technology services, fluctuate in response to changes in headcount.

We expect our post-COVID-19 travel and entertainment-related expenses to be lower than pre-COVID-19 levels, as technology can be effectively utilized to facilitate communications with our clients and deal teams, but higher than 2020-21 levels as clients become more comfortable with in-person interactions.

Our leases for office space are recorded in accordance with ASC 842, Leases. Accordingly, rent expense for our leased office space is recorded in conjunction with our right-of-use lease assets and lease liabilities. Although we have made significant investments in our real estate footprint in our major offices, we expect our rental and occupancy costs to continue to grow as our business expands.

We expect to incur additional annual expenses related to new requirements applicable to us as we transition to operating in a public company environment, including but not limited to directors’ fees and insurance, transfer agent fees, SEC reporting requirements, increased auditing and legal fees and similar expenses as well as the hiring additional functional staff, including accounting and finance, investor relations, legal and administrative personnel.

Provision for Income Taxes

We account for income taxes in accordance with ASC 740, “Income Taxes,” which requires the recognition of tax benefits or expenses based on temporary differences between the financial reporting and tax basis of our assets and liabilities. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial reporting basis and the tax basis of our assets and liabilities. The measurement of the deferred items is based on enacted tax laws and applicable tax rates. A valuation allowance related to a deferred tax asset is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Net Income (Loss) Attributable to Non-controlling Interest

Net income (loss) attributable to non-controlling interest primarily represents the income attributed to the co-owners of certain of our consolidated subsidiaries that are less than 100% owned by us. Our co-owners consist of local country management who collectively own less than 50% interest in our consolidated subsidiaries.

Recent Acquisition

On April 29, 2022, we acquired Spurrier Capital Partners, a U.S.-based investment bank providing mergers and acquisitions financial advisory services to the technology industry. The purchase consideration consisted of cash and equity of approximately $46.2 million, subject to adjustment related to working capital and indebtedness at closing, and additional earnout payments and retention bonuses in future periods.

Key Performance Metrics

Key measures that we use in assessing and evaluating our business include compensation ratio, non-compensation ratio, revenue per managing director, number of advisory transactions completed, number of managing directors and number of employees.

	Lincoln International, LP Historical Audited Year Ended
($ in thousands)	December 31, 2021	December 31, 2020

Other data
Compensation ratio	35.2%	42.7%
Non-compensation ratio	10.6%	17.2%
Revenue per managing director	$4,852	$2,679
Number of advisory transactions completed	389	234
Number of managing directors	131	120
Number of employees	750	645

Compensation Ratio. Compensation ratio is calculated as employee compensation and benefits expenses divided by total segment revenues. Due to our rapid expansion in the early years of our operations, the ratio of our compensation expenses to revenues has been higher than what we intend to target in the future. Newly hired professionals typically require a ramp up period before they and their client relationships begin to contribute meaningful revenues to the Company. As a result, our compensation ratio has been higher in prior periods of significant headcount growth. We have reduced our compensation ratio in recent periods primarily through the continued maturation of our advisory platform as the tenure of our financial professionals has increased.

The compensation ratio presented here is based on our historical business structure as a privately held partnership where payments to LILP Partners were historically treated as equity distributions. In connection with this offering, we expect to update our compensation structure with the LILP Partners. As a result, we expect to recognize increased employee compensation and benefits costs, driving a meaningful increase in our employee compensation and benefits expense and corresponding compensation ratio. Based on these factors and an improving macroeconomic environment, we intend to target a competitive compensation ratio. However, if we identify opportunities to grow revenues through significant expansion or to position our Company during challenging market conditions for future growth, we may report a compensation ratio in excess of this target. We intend to compensate our personnel competitively in order to continue building our business and growing our firm.

Non-compensation Ratio. Non-compensation ratio is calculated as (a)(i) total expenses less (ii) employee compensation and benefits expenses less (iii) reimbursed expenses divided by (b) total segment revenues. Historically, our non-compensation expenses, particularly occupancy and travel costs associated with business development, have increased as we have grown our business and made strategic investments. With the exception of lower travel and entertainment-related expenses as compared to pre-COVID-19 levels, this trend may continue as we expand across industries and geographies and products to serve our clients’ evolving needs. In addition, we will experience increased non-compensation expenses in connection with becoming a public company.

Revenue per Managing Director. Revenue per managing director is calculated as total segment revenue divided by the number of managing directors. We utilize this metric to measure our average productivity across our business.

Results of Consolidated Operations

The following is a discussion of our results of operations for the years ended December 31, 2021 and December 31, 2020. For a more detailed discussion of the factors that affected the revenues and operating expenses of our Investment Banking Advisory and Valuations and Opinions segments in these periods, please see “Business Segments” below.

The historical financial information presented below reflects our business as a privately held partnership. As such, all U.S.-based partner compensation, including semi-monthly draws, quarterly tax advances and annual performance incentives, is recorded in equity on the balance sheet. As a public company, we expect this cost to be recorded on our income statement as employee compensation and benefits. Additionally, as a privately held partnership, we are not subject to federal income tax. Instead, each partner is individually liable for taxes on his or her share of our income or loss. As a public company, we will be subject to U.S. federal income taxes which will be recorded on our financial statements. Please see “Unaudited Pro Forma Condensed Consolidated Financial Information” for additional information on the recording of U.S.-based partner compensation as an expense and the inclusion of U.S. federal income tax.

Substantially all of our revenue is earned by providing financial advisory services to our investment banking clients and portfolio valuations and transaction opinions to our valuations clients.

Reimbursed expenses include amounts reimbursed by our clients for costs incurred on behalf of our clients’ work.

Fees from Affiliate reflects revenue for fee sharing arrangements from our unconsolidated subsidiary, Lincoln International SAS (“LI France”), during 2020. In May 2021, we acquired the remaining 66.7% of LI France’s shares from local management resulting in our full ownership.

	Year Ended December 31,
($ in thousands)	2021	2020	Change $	% Change
Client revenues	$635,661	$319,649	$316,012	99%
Reimbursed expenses	4,991	3,110	1,881	60%
Fees from Affiliate	—	1,867	(1,867)	*

Total revenues	640,652	324,626	316,026	97%
Operating Expenses:
Employee compensation and benefits expenses	224,001	137,152	86,849	63%
Non-compensation expenses	72,509	58,422	14,087	24%

Total operating expenses	296,510	195,574	100,936	52%
Income before income taxes	344,142	129,052	215,090	167%
Provision for income taxes	21,664	2,308	19,356	*

Net income	322,478	126,744	195,734	154%
Net income (loss) attributable to non-controlling interest	1,864	(908)	2,772	*

Net income attributable to Lincoln International	$320,614	$127,652	$192,962	151%

Client Revenues. The year-over-year increase in client revenues was primarily attributable to increased revenues in our Investment Banking Advisory business segment. In early 2020, COVID-19 emerged globally. While our business initially experienced a decline in deal activity, the economy began to re-open in the fourth quarter of 2020. We then experienced a significant increase in engagements and deal closures, which continued through 2021, partly due to anticipated increases in capital gains taxes in the United States. Investment Banking Advisory revenues increased 109% and Valuations and Opinions revenues increased 26% between 2021 and 2020 as described in further detail under “Business Segments.”

Employee Compensation and Benefits Expenses. The year-over-year increase in compensation expenses relates to both an increase in headcount to support the increased revenues, as well as a higher discretionary bonus in 2021 when compared with 2020, which was driven by a combination of our performance and labor market conditions.

Compensation-related expenses were $224.0 million and $137.2 million in 2021 and 2020, respectively. This represented 35% of segment revenues in 2021 and 43% of segment revenues in 2020. The decrease in compensation expenses as a percentage of revenues relates to increased revenues in 2021 when compared with 2020, which was driven by significant increases in engagements and deal activity.

Our fixed compensation costs, which are primarily the sum of base salaries, benefits and payroll taxes, were $122.5 million in 2021 and $84.7 million in 2020. Our fixed compensation costs may vary from year to year based on such factors as changes to headcount, changes to the composition of headcount, prevailing market conditions which affect salary levels and other related matters. Our variable compensation costs include the aggregate amount of discretionary performance and sign-on cash bonus award expenses and vary from period to period based on our performance and timing of new hires of senior professionals. Our variable costs, which generally represent the excess amount of total compensation over fixed compensation, were $101.5 million in 2021 and $52.5 million in 2020.

Non-Compensation Expenses. Non-compensation expenses were $72.5 million and $58.4 million in 2021 and 2020, respectively. This represented 11% of segment revenues in 2021 and 17% of segment revenues in 2020, when excluding costs related to reimbursed expenses. The year-over-year increase in non-compensation expenses of $14.1 million was primarily attributable to an increase in travel and entertainment-related expenses and professional fees. These expenses include the impact of costs incurred by us on behalf of our client’s work and subsequently reimbursed by our clients. The decrease in non-compensation expenses as a percentage of revenues relates to increased revenues in 2021 when compared with 2020, which was driven by significant increases in engagements and deal activity.

Provision for Income Taxes. The provision for income taxes was $21.7 million in 2021 compared to $2.3 million in 2020 due to: (i) the enactment of pass-through entity tax legislation by various states in 2021, which Lincoln elected to utilize in certain states and (ii) higher levels of income generated internationally.

Business Segments

Investment Banking Advisory Business Segment

Revenue trends in our Investment Banking Advisory business segment are generally correlated to the total volume of investment banking transactions completed. However, fluctuations from this trend can occur in any given year for any number of reasons, including but not limited to, changes in our market share or the ability of our clients to close transactions. These events can cause our revenue results to diverge from the level of overall volume of U.S. investment banking transactions completed.

The following table summarizes the results of our Investment Banking Advisory business segment:

	Year Ended December 31,
($ in thousands)	2021	2020	Change $	% Change
Client revenues	$581,565	$278,648	$302,917	109%
Operating Expenses:
Employee compensation and benefits expenses	204,908	125,171	79,737	64%
Non-compensation expenses	57,708	46,648	11,060	24%

Total operating expenses	262,616	171,819	90,797	53%

Segment operating income	$318,949	$106,829	$212,120	199%

Client revenues: Our increase in client revenues in 2021 was primarily based on (i) our increase in number of completed transactions from 209 in 2020 to 343 in 2021, or 64% growth and (ii) an increase in our average fee per transaction from $1.3 million in 2020 to $1.7 million in 2021, or 31% growth.

Employee compensation and benefits expenses: The increase in employee compensation and benefits expenses is primarily the result of market conditions and an increase in headcount of financial professionals in Investment Banking Advisory. Fixed compensation costs rose from $76.3 million in 2020 to $111.8 million in 2021, an increase of 47%. Our fixed compensation costs increased due to increases to headcount, changes to the composition of headcount, prevailing market conditions which affect salary levels and other related matters. Variable compensation costs rose from $48.9 million in 2020 to $93.1 million in 2021, an increase of 90%. Our variable compensation costs include the aggregate amount of discretionary performance and sign-on cash bonus award expenses and increased based on our performance and timing of new hires of senior professionals. Headcount of financial professionals in Investment Banking Advisory rose from 441 in 2020 to 518 in 2021, an increase of 17%. The increase in headcount contributes to both the amount of fixed and variable compensation incurred throughout the year.

Non-compensation expenses: Non-compensation expenses increased primarily as a result of higher travel and entertainment-related expenses and recruiting expenses for our professionals. These expenses exclude the impact of costs incurred by us on behalf of our client’s work and subsequently reimbursed by our clients.

Valuations and Opinions Business Segment

Revenue trends in our Valuations and Opinions business segment can be categorized into two primary components: non-transaction-based services and transaction-based services. Non-transaction-based services are recurring portfolio valuations that are required by our clients for financial reporting. The transaction-based services are primarily influenced by the overall market for United States announced M&A and financing transactions in a given year. Transaction based services include fairness opinions, solvency opinions, purchase price allocations, and other transaction-based opinions and advisory services.

The following table summarizes the results of the Valuations and Opinions business segment.

	Year Ended December 31,
($ in thousands)	2021	2020	Change $	% Change
Client revenues	$54,096	$42,868	$11,228	26%
Operating Expenses:
Employee compensation and benefits expenses	19,093	11,981	7,112	59%
Non-compensation expenses	9,810	8,664	1,146	13%

Total operating expenses	28,903	20,645	8,258	40%

Segment operating income	$25,193	$22,223	$2,970	13%

Client revenues: The increase in client revenues is primarily a result of (i) our increase in the number of valuation clients from 105 in 2020 to 114 in 2021, or 9% growth and (ii) our increase in number of completed transaction opinions from 17 in 2020 to 39 in 2021, or 129% growth.

Employee compensation and benefits expenses: The increase in employee compensation and benefits expenses is primarily the result of market conditions and an increase in headcount of financial professionals in Valuations and Opinions. Fixed compensation costs rose from $8.4 million in 2020 to $10.6 million in 2021, an increase of 26%. Our fixed compensation costs increased due to increases to headcount, changes to the composition of headcount, prevailing market conditions which affect salary levels and other related matters. Variable compensation costs rose from $3.6 million in 2020 to $8.5 million in 2021, an increase of 136%. Our variable compensation costs include the aggregate amount of discretionary performance and sign-on cash bonus award expenses and increased based on our performance and timing of new hires of senior professionals. Headcount of financial professionals in Valuations and Opinions rose from 75 in 2020 to 83 in 2021, an increase of 11%. The increase in headcount contributes to both the amount of fixed and variable compensation incurred throughout the year.

Non-compensation expenses: Non-compensation expenses increased primarily as a result of higher travel and entertainment-related expenses and recruiting expenses for our professionals. These expenses exclude the impact of costs incurred by us on behalf of our client’s work and subsequently reimbursed by our clients.

Cash and Liquidity

We regularly monitor our liquidity position, including cash and cash equivalents, working capital assets and liabilities, any commitments and other liquidity requirements in the aggregate and for each of our subsidiaries. Our cash and cash equivalents reflects the cash generated by our operating entities. Prior to this offering, such cash has been used to fund our working capital needs and strategic and capital investments. After the offering, the cash will either be retained by us or distributed to our Class A stockholders, as described below and more fully under “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Our current assets have historically consisted of cash and cash equivalents, receivables related to fees earned from providing advisory services, receivables from the LILP Partners resulting from tax advances made to state and local jurisdictions and prepaid expenses, largely related to sponsored events and annual software licenses. Our current liabilities include accounts payable and accrued expenses, including accrued employee compensation. We pay a significant portion of annual incentive compensation to non-partner employees in December of the calendar year with respect to the current year’s performance. We also pay a significant portion of annual incentive compensation to partners in February of the calendar year with respect to the prior year’s performance. Additionally, we have historically distributed estimated tax advance payments to our U.S. partners on a quarterly basis throughout the year. As a result, our cash levels have generally declined in the first quarter of each year after incentive compensation is paid to our employees and partners. Our cash balances then increase over the remainder of the year. We expect these practices and trends to continue.

We also evaluate our cash needs on a regular basis in light of current global and local economic and market conditions, and our strategic and capital investment requirements. Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to cash. We had cash and cash equivalents and restricted cash of $374.2 million at December 31, 2021 and $192.7 million at December 31, 2020.

Our liquidity is highly dependent upon cash receipts from clients representing success fees for our Investment Banking Advisory services and fees for our Valuations and Opinions services. The engagement letters for our U.S.-based Investment Banking Advisory business provide for our clients to settle our fees upon the successful completion of a transaction and do not generally result in a receivable balance. Non-U.S. based Investment Banking Advisory fees are often received after completion of the transaction. Our Valuations and Opinions business requires clients to settle our fees upon receipt of the portfolio valuation or fairness opinion. We regularly monitor aging associated with the collection of these receivable balances, which generally occurs within 30 days of billing. Accounts receivable for our Valuations and Opinions business were $8.5 million at December 31, 2021 and $8.2 million at December 31, 2020.

To provide for working capital and other general corporate purposes, we maintain a line of credit, the capacity of which was increased from $20 million to $50 million on May 31, 2022. As of December 31, 2021, our available credit under this facility was $17.3 million as a result of the issuance of an aggregate amount of $2.7 million of letters of credit, which were required in connection with our rental agreements for certain U.S.-based office leases. We incur a 1% per annum fee on the outstanding balances of issued letters of credit. This line of credit is available for advances and letters of credit not to exceed an aggregate of $50 million. The proceeds of the advances shall be available solely to provide financing for working capital and investment purposes and to pay reimbursement obligations in connection with letters of credit. Advances on the facility bear interest at SOFR plus 1%.

In 2021, we granted our first ever return of capital to owners of approximately $40.5 million. The return of capital was recorded as net cash used in financing activities in the combined statements of cash flows.

Historically, we had retained all capital to fund growth opportunities and build our balance sheet, particularly cash, to provide appropriate working capital for our growing business.

Tax Receivable Agreement

In connection with the Organizational Transactions, we will enter into a Tax Receivable Agreement, which will generally provide for the payment by us to certain of the LILP Partners in an amount equal to 85% of the cash tax savings, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of the Basis Adjustments and Interest Deductions. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for more information. We expect that the amount of the cash payments we will be required to make under the Tax Receivable Agreement will be substantial. Any payments made by us to the LILP Partners under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us.

The Tax Receivable Agreement will provide that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, if we materially breach any of our material obligations under the Tax Receivable Agreement or if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. In those circumstances, the LILP Partners would be deemed to exchange any remaining outstanding common units for Class A common stock and the LILP Partners generally would be entitled to payments under the Tax Receivable Agreement resulting from such deemed exchanges. As a result of the foregoing, we could be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We also could be required to make cash payments to the LILP Partners that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. For example, should we elect to terminate the Tax Receivable Agreement immediately following this offering, assuming no material changes in the relevant tax laws or tax rates and that we earn sufficient taxable income to realize all tax potential benefits that are subject to the Tax Receivable Agreement, we estimate that the aggregate of termination payments would be approximately $                million based on the assumed initial public offering price of $                per share of our Class A common stock (the midpoint of the range set forth on the cover page of this prospectus) and assuming                were to be    %. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement. In the case of such an acceleration in connection with a change of control, where applicable, we generally expect the accelerated payments due under the Tax Receivable Agreement to be funded out of the proceeds of the change of control transaction giving rise to such acceleration, which could have a significant impact on our ability to consummate a change of control or reduce the proceeds received by our stockholders in connection with a change of control. However, we may be required to fund such payment from other sources, and as a result, any early termination of the Tax Receivable Agreement could have a substantial negative impact on our liquidity or financial condition.

The actual timing and amount of any payments that may be made under the Tax Receivable Agreement are unknown at this time and will vary based on a number of factors. For more information about these factors, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” However, we expect that the payments that we will be required to make to the LILP Partners (or its permitted assignees) in connection with the Tax Receivable Agreement will be substantial. Any payments made by us to the LILP Partners (or its permitted assignees) under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to us or LILP. To the extent LILP has available cash and subject to the terms of any current or future debt or other agreements, the LILP Partnership Agreement will require LILP to make cash distributions to the holders of common units in an amount sufficient to (1) fund all or part of their tax obligations in respect of taxable income allocated to them and (2) cover our operating expenses, including payments under the Tax Receivable Agreement. However, LILP’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which LILP is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering LILP insolvent. We generally expect LILP to fund such distributions out of available cash and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us and such interest may significantly exceed our other costs of capital. Further, except to the extent nonpayment is a result of restrictions under any current debt or other similar agreement or to the extent we do not have, and cannot take commercially reasonable action to obtain, sufficient funds to make such payments due under the Tax Receivable Agreement, nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and, therefore, may accelerate payments due under the Tax Receivable Agreement.

Regulatory Capital

We actively monitor our regulatory capital base in conjunction with regulatory requirements. Our principal subsidiaries in the United States and the United Kingdom are subject to regulatory requirements in their respective jurisdictions to ensure general financial soundness and liquidity. This requires, among other things, that we comply with certain minimum capital requirements, record-keeping, reporting procedures, experience and training requirements for employees and certain other requirements and procedures. These regulatory requirements, which differ between the United States and the United Kingdom, may restrict the flow of funds to and from affiliates. We believe that we provide each of our subsidiaries with sufficient capital and liquidity, consistent with their business and regulatory requirements. Our required U.S. regulatory capital was $3.1 million, and our required U.K. regulatory capital was £3.2 million at December 31, 2021.

Cash Flows

Our operating cash flows are primarily influenced by the timing and receipt of advisory fees, which are generally collected by our Investment Banking Advisory business segment upon completion of a transaction and by our Valuations and Opinions business segment generally within 30 days of billing, and the payment of operating expenses, including payments of incentive compensation to our managing directors and employees. We distribute estimated partner taxes and pay a significant portion of incentive compensation between December of the current year’s results and March of the calendar year with respect to the prior year’s results. A summary of our operating, investing and financing cash flows is as follows:

($ in thousands)	For the year ended December 31,
	2021	2020
Cash Flows from Operating Activities:
Net Income	$322,478	$126,744
Non-cash sources and uses	17,680	13,604
Other operating activities	24,169	14,906

Net cash provided by operating activities	364,327	155,254

Cash Flows from Investing Activities
Net cash used in investing activities	(2,106)	(22,958)

Cash Flows from Financing Activities
Net cash used in financing activities	(177,122)	(100,650)
Effect of exchange rate changes on cash and equivalents	(3,626)	2,503

Net increase in cash, cash equivalents and restricted cash	181,473	34,149

Cash, cash equivalents and restricted cash, beginning of year	192,743	158,594

Cash, cash equivalents and restricted cash, end of year	$374,216	$192,743

Year Ended December 31, 2021

Cash and cash equivalents and restricted cash were $374.2 million at December 31, 2021, an increase of $181.5 million from $192.7 million at December 31, 2020. Operating activities resulted in a net inflow of $364.3 million primarily related to an increase in net income. Investing activities resulted in a net outflow of $2.1 million primarily attributable to investments for the construction of new office facilities. Financing activities resulted in a net cash outflow of $177.1 million, primarily attributable to payments made to partners, which include semi-monthly draws, tax advances and performance bonuses, as well as $40.5 million of our return of capital distribution of excess cash to partners.

Year Ended December 31, 2020

Cash and cash equivalents and restricted cash were $192.7 million at December 31, 2020. Operating activities resulted in a net cash inflow of $155.3 million primarily related to net income. Investing activities resulted in a net cash outflow of $22.9 million primarily attributable to net purchases for the construction of new office facilities. Financing activities resulted in a net cash outflow of $100.7 million, primarily attributable to payments made to partners, which include semi-monthly draws, tax advances and performance bonuses.

Off Balance Sheet Arrangements

We do not invest in any off-balance sheet vehicles that provide liquidity, capital resources, market or credit risk or engage in any leasing activities that expose us to any liability that is not reflected in our combined financial statements.

Market And Credit Risk

We do not invest in derivative instruments or borrow through the issuance of debt. As a result, we are not subject to significant market risk (including interest rate risk, exchange rate risk, and foreign currency risk) or credit risk.

Risks Related to Cash and Short-Term Investments

Our cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. We invest most of our cash in bank time deposits and money market funds. Cash is maintained in U.S. and non-U.S. bank accounts for the working capital needs of our U.S. and international operations. We maintain U.S. deposits at financial institutions that at times may exceed federally insured coverage limits. We have not experienced any losses in these accounts and believe we are not exposed to any significant credit risks. We believe our cash and short-term investments are not subject to any material interest rate risk, equity price risk, credit risk or other market risk.

Credit Risk

We regularly review our accounts receivable and allowance for doubtful accounts by considering factors such as historical experience, business life cycle, credit quality, age of client accounts receivable and recoverable out-of-pocket expense balances, and the current economic conditions that may affect a client’s ability to pay such amounts owed to us. We maintain an allowance for doubtful accounts that, in our opinion, provides for an adequate reserve to cover losses that may be incurred. See “Critical Accounting Estimates—Accounts Receivable.”

Exchange Rate Risk

We are exposed to the risk that the exchange rate of the U.S. dollar relative to our other operating currencies may have an adverse effect on the reported value of our non-U.S. dollar denominated assets and liabilities. In addition, the reported amounts of our advisory revenues may be affected by movements in the rate of exchange primarily between the Pound Sterling and the Euro and the U.S. dollar, the currency in which our financial statements are denominated. We believe the majority of our business has a natural hedge against exchange rate risk with cash inflows in the same currency as cash outflows. As a result, we have not entered into any currency-related transactions to hedge our exposure to these foreign currency fluctuations through the use of derivative instruments or other methods.

Foreign Currency Risk

We incur currency transaction risk whenever we enter into a transaction using a currency other than the currency of the transacting entity. We conduct business in various locations throughout the world and are subject to market risk due to change in the value of foreign currencies in relation to our reporting currency, the U.S. dollar. The functional currencies of our foreign operating locations are generally the local currency in the country. The net impact of the fluctuation of foreign currencies in other comprehensive income in the combined statements of comprehensive income was $2.4 million in 2021.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or US GAAP or GAAP, which require us to make estimates and assumptions that affect reported amounts. The estimates and assumptions used are based on historical experience and on other factors that we believe to be reasonable. Actual results may differ from these estimates. We review these estimates on a periodic basis to ensure reasonableness. While actual results may differ from these estimates, we believe such differences are not likely to be material.

Accounting Policies

We follow generally accepted accounting principles established by the Financial Accounting Standards Board (the “FASB”) to ensure consistent reporting of financial condition, results of operations, and cash flows. The following is a summary of our significant accounting policies.

Principles of Consolidation

Our consolidated financial statements include the accounts of us and our wholly owned and majority-owned subsidiaries. The equity method of accounting is used for investments in affiliates over which we have significant influence but do not have control. Significant influence is generally deemed to exist when we have an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such a representation on an investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Revenue Recognition

Client revenues are recognized when we satisfy our performance obligation by delivering the promised services to its clients under the terms of each engagement. Our investment banking fees generally consist of a non-refundable initial retainer fee and a success fee. We may also receive milestone fees and opinion fees for select engagements.

The non-refundable fee is initially recorded as a deferred revenue liability and is recognized over time as the performance obligations are provided by us. Our standard practice is to recognize this deferred revenue over 8 months, which we have assessed as the average life of an engagement. Any non-refundable fees are recognized immediately if a deal is considered to be terminated or closed before the amount of the deferred revenue is fully recognized.

Milestone fees arise when a specific outcome, which is outlined in the client contract, has been reached in an investment banking engagement. We fully recognize milestone fee revenue when it is billed since the performance obligation has been achieved.

We recognize success fee revenue upon the satisfaction of the performance obligation, which generally occurs upon the successful closing of an engagement. Revenue related to portfolio valuation fees is fully recognized when the fee is invoiced. At the time of invoicing, we have completed the valuation, which is the performance obligation as described in the engagement letter.

Fairness opinion engagement revenues generally consist of a non-refundable initial retainer fee and an opinion fee. We have assessed the average life of a fairness opinion engagement as three weeks; therefore, its standard practice is to recognize the initial retainer fee as revenue when it is invoiced. The opinion fee revenue is recognized upon completion and delivery of the opinion. At this time, our performance obligation is fulfilled, and the client obtains control of the promised service.

For the year ended December 31, 2021 and December 31, 2020, revenue from investment banking advisory and valuation and opinion fees consists of:

($ in thousands)	December 31, 2021	December 31, 2020
Success, advisory and opinion fees	$617,257	$303,586
Nonrefundable retainer and milestone fees	18,404	16,063

Total client revenues	$635,661	$319,649

Client revenues are presented excluding client reimbursed deal expenses related to such engagements. Expenses related to investment banking deals are recognized as expenses on the statement of income as incurred. Revenue related to the reimbursement of these expenses is reported separately as reimbursed expenses on the statement of income when we are contractually entitled to reimbursement. While the majority of our revenue is earned from success fees on the successful closing of an engagement, deferred revenue represents the contract liabilities related to non-refundable fees received for which the performance obligation has not been satisfied.

Accounts Receivable

Accounts receivable primarily represents contract assets due from investment banking and advisory services and includes both billed and unbilled amounts. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. Allowance for credit losses is based primarily on historical collection experience. The balance of allowance for credit losses was $0.1 million at December 31, 2021 and $0.1 million at December 31, 2020.

As of December 31, 2021, and December 31, 2020, the asset and liability balances related to contracts with clients were as follows:

($ in thousands)	December 31, 2021	December 31, 2020
Client accounts receivable, net of allowance	$34,344	$32,875
Deferred revenue	$1,531	$2,100

Income Taxes

We are currently organized as a limited partnership under the Internal Revenue Code. We are not subject to federal income tax but may be subject to certain state and local taxes. Each partner is individually liable for taxes on his or her share of our income or loss. Certain foreign subsidiaries and affiliates are subject to income taxes in their jurisdictions. For a discussion of our structure after this offering, see “Pro Forma Financial Information.”

We file tax returns in all appropriate jurisdictions, which include federal, state, local and international filings.

Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax carryforwards and temporary differences in the timing of the recognition of income and expense for tax and financial reporting purposes. Temporary differences arise from differences between the book basis and tax basis of the assets and liabilities of the applicable subsidiaries or affiliates, which are expected to reverse at some future date. The provision for income taxes equals income taxes currently payable for the year and the net change in the deferred asset/liability balance.

We record a valuation allowance to reduce a deferred tax asset when it is not more likely than not that such amount will be realized. Deferred taxes have been provided for applicable subsidiaries and affiliates and are reported in the consolidated balance sheet.

We have adopted the guidance issued by the FASB on accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, and disclosure.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions as of December 31, 2021. We are generally not subject to U.S. federal, state, or local income tax examinations for tax years before 2017.

Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of the tangible and identifiable intangible net assets of businesses acquired. We review goodwill for impairment annually or whenever indicators of impairment exist. An impairment would occur if the carrying amount of a reporting unit exceed the fair value of that reporting unit. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a goodwill impairment test to assess if the carrying value of goodwill exceeds its fair value, in which case an impairment loss is recognized. A discounted cash flow model is used to determine the fair value of our reporting units for purposes of testing for impairment. We perform our annual impairment tests on December 31. There were no impairments for the year ended December 31, 2021.

Leases

We have adopted ASU No. 2016-02, “Leases (Topic 842).” This standard requires lessees to recognize a right-of-use asset and lease liability for all leases that have a duration of longer than one year. The standard also requires additional disclosures to understand the financial impact, timing and cash flows associated with its lease commitments. Upon adoption, we elected to utilize the practical expedients permitted within the standard, which apply to leases in existence prior to adoption. We used a modified retrospective approach, which permitted the valuation of all existing leases at the adoption date and without revising prior periods. We were also allowed to carry forward the historical lease classification.

We are a lessee in several operating leases for office space and minor office equipment with non-cancelable terms in excess of one year. We determine if a contract contains a lease at the contract’s inception and when the terms of an existing contract change. These leases can contain renewal options or early termination periods ranging from one to five years. Because we are not reasonably certain to exercise the renewal options or termination options, the renewal or termination periods are disregarded when determining the lease term and the costs associated with the renewal or termination options are excluded from lease payments.

At the possession date of a new lease, we recognize a lease liability and a right-of-use lease asset. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. We use our incremental borrowing rate as the discount rate because the implicit rates of our leases are not readily determinable. The incremental borrowing rate is the rate of interest we would pay to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The right-of-use lease asset is subsequently measured throughout the lease term at the present value of the remaining lease payments, plus any prepaid lease payments, less the unamortized balance of lease incentives received. Lease expense is recognized on a straight-line basis over the lease term.

For our operating leases, the weighted average remaining term was 10.6 years and the discount rate was 2.3% in 2021. For our operating leases, the weighted average remaining term was 10.6 years and the discount rate was 2.3% in 2020.

The cash paid for operating leases was $9.8 million in 2021 and $8.1 million in 2020.

The right-of-use assets arising from entering new operating leases were $36.4 million in 2021 and $39.8 million in 2020.

Future minimum annual rentals required under the lease agreements, excluding additional payments for certain operating, tax, and maintenance costs as of December 31, 2021 are approximately as follows:

($ in thousands)	Total
2022	$13,741
2022	14,955
2023	15,743
2024	13,968
2025	13,775
Thereafter	90,428

Total	$162,610

Less: Lease possession adjustment	16,309
Less: Present value adjustment	19,773

Total lease liability	$126,528

Rental expense, excluding operating expenses and real estate taxes, was $10.6 million in 2021 and $9.7 million in 2020.

Commitments and Contingencies

We have security deposit requirements on the leases for our U.S.-based offices for which we maintain letters of credit with Morgan Stanley. Morgan Stanley has placed restrictions on our cash resources in the amount of $2.7 million. The Company pledged $25 million in cash for its line of credit at Morgan Stanley, which has a total borrowing capacity equal to the amount pledged, up to a maximum of $50 million. There were no outstanding borrowings from the line of credit at December 31, 2021 and December 31, 2020.

In the normal course of business, we are subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. We also enter into contracts that contain a variety of representations and warranties and that provide indemnifications under certain circumstances. Our maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against us that have not yet occurred. We expect the risk of loss to be remote.

Employee Compensation and Benefit Plans

Certain employees’ compensation consists of a base salary and an annual performance bonus. The annual performance bonus payable to employees may be subject to forfeiture if, among other things, the employee’s employment terminates prior to the payment date. This compensation is expensed over the period that future service is provided. The annual performance bonus, subject to certain conditions, is fully paid to employees within two years after the date of the award. We may also award cash bonuses to new employees as incentives to join our company. These bonuses are paid in accordance with individual employment agreements. They may be paid over multiple years, and future payments related to these awards are generally subject to the same forfeiture provisions as the annual performance bonuses. The amount of annual performance bonus payable was $68.0 million at December 31, 2021 and $40.2 million at December 31, 2020.

We maintain a qualified profit sharing and 401(k) plan for the benefit of most U.S. employees, who have attained age 18 and have enrolled in the company’s 401(k) plan no later than October 1st of the plan year. Effective January 1, 2017, the Company makes a 3% safe harbor non-elective contribution with immediate vesting for Non-Highly Compensated Employees (as defined by the IRS). The Company also makes a discretionary profit-sharing contribution to Highly Compensated Employees, subject to vesting over a six-year period. Employer discretionary profit-sharing contributions were $1.7 million in 2021 and $1.5 million in 2020.

The collective amounts of annual bonus payable and profit-sharing contributions were $69.7 million in 2021 and $41.7 million in 2020 and are reported as compensation payable.

Through our office in the United Kingdom, we also operate a defined contribution pension plan. The assets of the plan are held separately from those of the rest of the Company in an independently administered fund. The pension cost charge represents contributions payable by us to the fund. There were no contributions payable to the plan at the balance sheet date.

BUSINESS

Company Overview

We are a leading and rapidly growing global independent investment banking advisory firm focused on the middle-market, offering Mergers & Acquisitions (M&A) Advisory, Capital Advisory, Private Funds Advisory, Valuations and Opinions and other services. We have established a leadership position in private capital markets, advising private equity investors, business owners and CEOs. Through our integrated and global platform across industry sector groups and practices, we deliver comprehensive and complementary strategic and financial advisory services to our clients. Our experienced professionals provide meaningful and differentiated advice on matters including:

Since our inception in 1996, we have expanded our M&A practice through the organic addition of capabilities, making us a trusted advisor for strategic objectives from attracting capital and investing with purpose to driving value and realizing returns. We have invested in robust infrastructure over the years and employ a consistent and disciplined approach to expansion. Today, we serve our clients with approximately 800 professionals (including over 130 managing directors) from 21 offices in 15 countries across the Americas, Europe, and Asia. We have been ranked by Mergermarket as the #1 sell-side M&A advisor for global private equity transactions under $500 million in deal value over the ten-year period ending December 31, 2021. We advised on 144 M&A transactions in 2020 and 257 M&A transactions in 2021.

The foundation of our success is a thoughtfully designed and proactively managed entrepreneurial culture that drives collaboration across our platform and enables us to attract, develop, and retain exceptional talent at all levels of the organization. We have a proven executive leadership team with strong continuity and experienced senior professionals who lead our industry sector groups and practices; on average, our client facing professionals have been with us for over 12 years. Over the last ten years, our average annual retention rate has been in excess of 90% across our team of managing directors, directors, and vice presidents. We continue to develop our next generation of leaders by promoting larger classes of new managing directors and over 35% of our managing directors are internal promotes. Over the last three years, we have also hired over 30 managing directors laterally to build out our M&A industry sector coverage and our Capital Advisory, Private Funds Advisory and Valuations and Opinions capabilities to augment our growth. We believe our distinct culture will be reinforced by our widely distributed employee ownership base, which following the Organizational Transactions will own approximately         % of our outstanding common stock and         % of LILP’s partnership units.

By maintaining a strong culture and a long-tenured team of professionals, we drive deep connections and establish high levels of trust with clients, which has resulted in a leading market position. Our clients have recognized us with a net promoter score of 60 which compares favorably to an average score of 20 for other middle-market investment banking advisory firms, as measured by an independent third-party research firm in 2021.

Our relentless focus on client success combined with continued investments in our platform have produced progressively higher revenues. Our client revenues have increased from $106 million in 2011 to $636 million in 2021, a 20% annualized growth rate. Our business has also become more diverse with non-M&A revenue growing from 12% in 2011 to 18% in 2021.

Selected Transactions Across Industry Sectors and Practices

Our Services

Our services are delivered with “Real Connection and True Perspective,” which is the essence of our brand differentiation and conveys the strength of our global external and internal relationships, our culture, and our shared commitment to being a true advisor to our clients. The breadth of services across our Mergers & Acquisitions Advisory, Capital Advisory, Private Funds Advisory and Valuations and Opinions practices provides revenue diversification and multiple avenues for growth across market cycles. Our international footprint provides a global perspective on private capital markets that we combine with our local and regional presence to offer a highly integrated cross-border capability, which is critical as companies and investors are under increasing pressure to be global. Our coverage is balanced across industry sectors that work collaboratively to deliver the firm’s broad reach and most insightful perspectives to our clients.

The global private equity community is a focal point of our client service model. While private equity has been an important part of our business since inception, our Financial Sponsors group was formally established in 2011. This group, together with our industry sector and practice professionals, form a matrix coverage model focused on developing and cultivating relationships with private equity firms by anticipating strategic portfolio direction and targeting new investment opportunities. This coverage strategy complements our ongoing investment banking engagement with other market leading companies, both private and public, across sectors and enables us to optimally serve our wide-ranging client base. Within our highly customized customer relationship management platform, we maintain a proprietary target list. We currently cover over 1,400 private equity firms that have more than 14,700 portfolio companies, of which approximately 2,000 are potential M&A advisory opportunities in the next three to four years. We also cover approximately 1,300 global corporations and an ever-growing list of private companies, which contribute to the pool of potential clients and provide us with deeper sector relationships and expertise. We expect to continue to grow our coverage list as we continue to expand across industries and geographies, increasing opportunities for revenue growth. This growth opportunity is supported by a robust industry backdrop, with financial sponsor M&A representing 35% of global M&A transaction volume in 2021, up from 14% in 2002 and 5% in 1996 when Lincoln was founded.

Our services are organized in the following groups:

•

Mergers & Acquisitions Advisory: Our Mergers & Acquisitions Advisory practice is a core part of our business. Our services are delivered by a team of industry sector-focused professionals who have spent their careers developing deep professional connections and providing knowledgeable market perspectives to our clients. Our business is balanced across industry sector coverage and we continue to expand into new sectors.

Currently, our sector coverage includes:

Sector	Year of Formation
Industrials	1996
Consumer	2000
Business Services	2005
Healthcare	2010
Technology, Media and Telecom	2014
Financial Institutions	2022

While we advise on larger transactions, our focus is on the middle-market, defined as transactions up to $1 billion in deal value, which we believe represents a large, sustainable, and growing segment of the market for investment banking advisory services. As demonstrated below, our M&A business is largely oriented towards sell-side advisory and we most frequently represent private equity firms. Cross-border transactions are a large component of our advisory activity, underscoring the importance of our international footprint.

Composition of Our M&A Advisory Transactions since beginning of 2011

¹	Includes private equity, private equity backed and private companies.

•

Capital Advisory: Our Capital Advisory practice delivers advisory services spanning the entire capital structure. Our relationships across the private capital markets position us to advise on a wide variety of financing and capital structure engagements, and our independence as an advisory-only firm not employing our own balance sheet in the market allows us to build a differentiated sense of trust with our clients.

Our services include:

•	Debt Advisory: Acquisition financing, dividend recapitalization financing, refinancing, and structured capital.

•	Special Situations and Restructuring: Liability management, financial restructuring, distressed M&A, and creditor advisory.

•	Growth/Minority Equity: Sourcing and structuring of growth capital and minority equity investments.

Our team of over 55 Capital Advisory professionals specialize in transactions requiring $75—$500 million in financing, the typical size that complements our existing middle-market private equity relationships. This cross-functional team stretches across geographies and leverages our platform to achieve the best possible outcome for our global client base.

•

Private Funds Advisory: Launched at the beginning of 2022, our Private Funds Advisory practice helps private equity firms to raise capital and create tailored private capital solutions that support their strategic growth objectives. Our experienced team of senior professionals works closely with private equity firms to enhance market position and brand power, strengthen investor relationships, and enhance capital raising effectiveness. While it is a new practice for us, Private Funds Advisory has grown rapidly in terms of both people and engagements.

Our services include:

•	Single Asset Vehicles: Provide timely execution for new independent financial sponsors seeking to make multiple investments ahead of raising a blind fund pool.

•

Primary Funds: Develop a thoughtful approach to deliver not only capital but also “speed to market” and brand enhancement strategies to clients and facilitate a tactical and relationship-based approach to raising capital rather than following the traditional, low hit-rate, “numbers game.”

•	Co-invest Vehicles: Arrange co-investment capital for financial sponsors seeking to complete out-sized investments beyond fund-level capacity.

•

Structured / Continuation Vehicles: Enable financial sponsors to maintain ownership of strong businesses; opportunities often exist for both single-asset and diversified multi-asset portfolios that allow financial sponsors to hold assets beyond the typical fund lifecycle.

•

Valuations and Opinions: Our Valuations and Opinions practice collaborates with our Mergers & Acquisitions Advisory, Capital Advisory, and Private Funds Advisory practices to provide independent, timely portfolio company valuations for many of the world’s leading institutional debt and equity investors as well as fairness and solvency opinions for a wide spectrum of transactions. Portfolio valuations for public companies are required by accounting standards and limited partners of investment funds are increasingly requiring independent valuations of the illiquid assets held by those funds. We perform over 3,100 valuations quarterly with over $200 billion of securities valued. Since many portfolio valuations are compliance-driven, our Valuations and Opinions practice is a recurring revenue source with nearly 100% client retention in 2019, 2020 and 2021. In particular, the demand for independent valuations tends to increase in times of market disruption, creating an opportunity for growth across all economic cycles and providing us with further diversification.

Our services include:

•	Portfolio Valuations: Delivering independent valuations to alternative asset managers for illiquid investments

•	Business Valuations: Offering business leaders trusted advice and information for financial reporting, tax, buy-sell arrangements, restructuring, litigation, and other strategic matters

•

Transaction Opinions: Providing independent fairness opinions, solvency opinions, and other transaction opinions to boards of directors, special committees, fiduciaries, and general partners of investment funds

As we scale and perform additional valuations, we gather data and glean insights that increase the richness of our proprietary databases. Notable outputs from these databases are the Lincoln Private Market Index and the Lincoln Senior Debt Index. The Lincoln Private Market Index is the largest and one of the most relied upon indices that tracks changes in the enterprise value of U.S. privately held companies, which makes us uniquely positioned to provide superior client advice. These indices have recently been published in The Wall Street Journal, Bloomberg, S&P Global, StreetInsider.com, and Private Equity International. The outputs from our proprietary databases are also highly marketable across our Mergers & Acquisitions Advisory, Capital Advisory, and Private Funds Advisory practices by providing our clients with truly differentiated perspectives based on aggregated data across industries, geographies, and company size.

Our Market Opportunity

We believe we are well positioned to grow revenues and gain market share, driven by underlying market trends.

•

Expanding and Resilient Middle-Market M&A Transaction Activity: Over the long-term, middle-market M&A has benefited from higher and more stable transaction activity than large-cap M&A. The middle-market, defined as transactions up to $1 billion in deal value, averaged approximately 12x the annual number of large-cap market transactions between 2000 and 2021 according to Dealogic. Additionally, the middle-market’s less cyclical nature is demonstrated by approximately 50% less variation in annual transaction count in comparison to the large-cap market over the 21-year period between 2000 and 2021 according to Dealogic. We believe this long-term sustainability supports our business model.

Global middle-market M&A transaction volumes meaningfully increased across sectors in 2021, particularly as the significant cash on corporate balance sheets, elevated levels of undeployed private investment capital, supportive macroeconomic conditions, and desire to accelerate growth incentivized market participants to transact. We expect the robust supply of capital to support M&A activity for the next several years.

As we look ahead, we believe the COVID-19 pandemic increased the adoption of technology, which resulted in companies increasing investments and evaluating M&A opportunities to remain competitive. These factors are expected to continue and will support consolidation of fragmented sectors. Overall, we believe our middle-market focus positions us well to benefit from these sector tailwinds.

Global M&A Deal Count

Source: Dealogic

Global M&A YoY Change in Deal Count

Source: Dealogic

Middle-Market PE-Backed M&A ($Bn)

Transactions with Enterprise Value < $500mm

Source: Dealogic

•

Robust Growth in the Global Private Equity Industry: Private equity potential investable assets have increased at a 14% compound annual growth rate since 2016, reaching over $1.3 trillion as of December 2021 according to Preqin, and private equity accounted for approximately 35% of global transaction value in 2021 according to Dealogic, up from 14% in 2002. We believe that the dramatic rise in investable assets in recent years, coupled with the need for private equity funds to deploy assets over a finite time period, provide a powerful tailwind for M&A activity and drive demand for advisory services. Further, we believe that as the number of private equity portfolio companies continues to grow, our deep relationships and differentiated visibility into potential future transactions will support our growth. As the industry has grown and legacy private equity firms have broadened their focus across asset classes, clients have come to expect a broad range of services, including capital advisory, fundraising, and valuations and opinions. We deliver these services to private equity firms, leveraging the strengths of our dedicated Financial Sponsors group, proprietary data-driven insights from our customized deal and private company databases, talent density, and long-standing client relationships. We also believe our target list of private equity portfolio companies provides revenue opportunities for many years to come.

Global Private Equity Capital Available to be Deployed ($Tn)

Source: Preqin

•

Increase in Private Debt Issuance: Companies have capitalized on attractive interest rates and robust investor demand for higher yielding assets by issuing large volumes of debt, including leveraged loans, structured debt capital, and other similar products. Activity has been particularly high across a broad range of private capital providers ranging from private credit funds, business development companies, insurance companies, mezzanine funds, and other institutional investors. This growth has outpaced public debt issuance in recent years, with annual private debt raised increasing at an 8% compound annual growth rate between 2011 and 2021, compared to 5% growth in public debt issuance over the same period. We believe that these underlying market trends will continue to support demand for our capital advisory services, particularly as companies seek to evaluate the full range of financing alternatives in the private capital markets. If the market environment becomes less favorable, we believe more clients will seek advisory services to raise capital and the significant levels of outstanding debt will drive an increase in demand for restructuring advisory assignments. The underlying expansion of the private debt markets will also increase demand for valuations and opinions services in all market environments, and particularly during periods of uncertainty, demonstrating the ability of our business to capitalize during different phases of the business cycle.

Global Private Debt Aggregate Deal Value ($Bn)

Source: Preqin

•

Increasing Demand for Independent Advice: Clients are increasingly scrutinizing any potential conflicts of interest at large financial institutions that operate investment banking businesses alongside sales and trading, underwriting, and lending businesses. We believe these large investment banks often face greater regulatory constraints and the relative size and complexity of their organizations can render them less able than independent firms to move nimbly and deliver customized service without any actual or perceived conflicts of interest. We believe that commercial banks operating in the middle-market tend to view investment banking as a secondary offering to supplement lending activities in specific sub-sectors. In contrast, independent firms have been able to specialize in providing advisory and broader financial services and offer a differentiated level of industry knowledge, quality of service, and the flexibility to rapidly adapt to client needs. In addition to gaining market share from full-service investment banking firms, we believe that the leading independent firms will gain market share relative to smaller boutique firms. Overall, Lincoln and our competitors advised on 30% of all private-equity M&A transactions in the five-year period ended December 31, 2021, up from 22% during the five-year period ended December 31, 2011 according to Dealogic.

•

Growing Need for Third-Party Valuation Services: We believe that as private debt and private equity have continued to grow as a result of increasing asset classes and assets under management focused on alternative investments, the importance of completing third-party portfolio valuations has only increased. Alternative asset management firms regularly look for an independent firm to consult on internally prepared valuations, and to review valuation policies and procedures. Growth in complex structured products across collateral types has also expanded investors’ needs for independent valuations. These investment firms are typically required to complete valuations on at least a quarterly basis, and sometimes more often, to satisfy compliance standards and regulatory reporting. We believe that potential revisions proposed by the SEC to certain rules promulgated under the Investment Advisers Act of 1940 will result in additional requirements for private fund disclosure and therefore increase the demand for our valuation services.

•

Strong Momentum in Fundraising Market: We believe strong momentum in the fundraising market will support our investment in building our Private Funds Advisory practice. Single asset vehicles, which enable new sponsors to fundraise quickly, are expected to represent a larger proportion of private equity transactions going forward. As new private equity firms continue to form, investors have come to expect that the firm’s first transactions will be pre-identified. Meanwhile, the primary fundraising market continues to be crowded, with funds returning to market faster than typical and pushing to show differentiation and returns. These factors have increased the importance of approaching the limited partner community strategically and thoughtfully. Structured transactions continue to reach new records, with general partner-led transactions dramatically increasing from $35 billion in 2020 to over $68 billion in 2021. We expect our fundraising services to gain greater importance in helping general partners and limited partners provide returns and liquidity.

Our Key Competitive Strengths

We believe that our business is differentiated from our competitors based on several factors, which include:

•

Thoughtfully Designed and Proactively Managed Culture with Exceptional Human Capital: Since our inception, we have cultivated a collaborative and inclusive culture that enables us to attract, retain, and engage exceptional people with diverse backgrounds and perspectives. Our culture enables us to achieve a high retention rate and recruit effectively both on university campuses and laterally in the industry. We invest significant resources to develop our talent, create plans to advance professional achievement, and drive retention over time by allowing employees at all levels to have a real impact on the growth and success of the firm.

Our professionals embrace uphold our clearly defined “culture statement” which focuses on five core values:

•	Excellence—Judgment, Passion, Impact

•	Collaboration—Selfless, Respectful, Open-Minded

•	Integrity—Honesty, Self-Awareness, Accountability

•	Entrepreneurship—Curiosity, Ingenuity, Courage

•	Integration—Communicative, Sharing, Involved

Our leaders embrace key principles of effective management, which include offering our professionals empowerment and responsibility, ensuring that our teams have sufficient context, and generating alignment with overall client objectives.

We define our culture at a granular level and actively measure and manage our culture by using data-driven tools, such as our annual third-party administered culture and engagement survey. We believe our high employee engagement validates and indicates widespread adoption of our cultural values, with our overall favorability score reaching 77% in 2021, well above the favorability threshold of 70% for high performing companies, as set by Quantum Workspace.

•

Advisor for a Large and Loyal Base of Growing Private Equity Firms: We have long-standing relationships with many of the world’s most active and respected private equity firms, and we have been ranked by Mergermarket as the #1 sell-side M&A advisor for global private equity transactions under $500 million in deal value over the ten-year period ending December 31, 2021. These clients are among the most significant, sophisticated, and frequent users of investment banking services. Through our matrix approach, which facilitates collaboration between our industry sector groups and the Financial Sponsors group to provide uniquely specialized advisory service, we are able to build lasting relationships that help us convert our proprietary target list into advisory engagements, which we believe currently represents an addressable revenue pool of over $20 billion over the next five years. Our Valuations and Opinions practice also provides critical services to these firms, which turn to us for portfolio valuations and transaction opinions. These firms seek out the differentiated insights we provide from our proprietary private company database which includes valuations of over 3,100 private businesses, which we believe enables us to win more M&A assignments. Our services generate value for private equity firms across their entire life-cycle: capital formation, capital deployment, harvesting returns, and recycling capital into continuation vehicles.

Our track record of driving successful outcomes for private equity firms across numerous transactions and services has resulted in deeply embedded relationships. In many cases, the number of new investment opportunities that we provide to the private equity market also bolsters our relationships with these firms. Approximately 40% of our advisory transactions since January 1, 2021 have been with repeat clients, which we believe demonstrates the quality of our advisory services and client coverage efforts. We believe we are often a top source of new investment opportunities for middle market private equity firms. Many of our repeat clients utilize multiple products across business lines, as demonstrated in the examples below:

Examples of Private Equity Client Relationships

			Transactions (2017-2021)
Client	# of Total Portfolio Companies	# of Portfolio Companies on Target List	Sold a Business To?		Sold a Business For?	Completed a Capital Raise For?	Valuations and Opinions Client?
Client A	60	21		✓	✓	✓	✓
Client B	57	14	✓		✓		✓
Client C	36	10			✓	✓	✓
Client D	31	15	✓		✓	✓

We believe robust deal flow and continuous engagement with these clients enables us to generate many transaction opportunities and gives us a competitive advantage.

Private Equity Continuum of Services

•

Distinctive Technology and Data Driven Approach: We employ a data-driven approach in managing business performance and designing products to enhance our client offerings. We have made numerous platform investments that enable our leadership, client facing professionals, and functional teams to collaborate, lead, forecast, generate business, and execute transactions. For example, our target list sits within our highly customized, proprietary customer relationship system and allows us to track potential advisory opportunities. Our proprietary dashboard provides insights that enable us to manage our business, such as real-time access to a granular revenue backlog, which is our best predictor of future revenue. Our customer relationship system provides visibility into key operating metrics for business planning and resource allocation while helping to drive efficiencies. We believe these technology platforms are robustly developed and require no significant additional investments to scale for organic growth or potential acquisitions.

Our data-driven products leverage our intellectual capital for clients. We have developed customized proprietary analytic tools using data gathered through thousands of engagements, such as the Lincoln Private Market Index. These unique data sets, which offer an objective perspective on valuations, enhance our ability to provide differentiated insights on the private markets and have made us a recognized source of such data by several media outlets, including Bloomberg. We also leverage a proprietary client portal, “LincolnConnect,” which supports all stages of a deal and enables greater process and communications effectiveness between clients and our deal teams.

•

Globally-Integrated Organization: We have taken a highly disciplined approach to expanding into new geographies. We already have established an expansive global footprint that provides us with broad market knowledge and access to investors. Furthermore, our in-market advisory teams are integrated into the local business communities, which enhances our ability to win assignments and provide differentiated advisory services. We have well-established teams in the three largest Western European markets by gross domestic product, including Germany since 1999, France since 2006, and the United Kingdom since 2008. We operate near the headquarters of many pan-European private equity firms, which we believe positions us well to bring cross-border European teams of advisors to support client goals. We also have a growing presence in Asia, having entered Japan in 2008, India in 2011, and China in 2013.

This level of global connectivity is particularly valuable in facilitating successful outcomes in cross-border transactions, and our collaborative culture enables us to provide differentiated services to our clients. For example, in a sell-side transaction, the ability to access a full global buyer base can often identify unexpected potential buyers, which enables us to create competitive tension and generate superior value for our clients. Our global footprint diversifies our business from the impact of regional economic cycles. In 2021, approximately 40% of our M&A transactions had a cross-border component as companies remain under pressure to be more global.

•

Consistently Growing, Capital-Light Financial Model: We have achieved consistent growth over the last ten years. Our client revenues have grown from $106 million in 2011 to $636 million in 2021, a 20% annualized growth rate. Our productivity has continued to increase, with our revenue per managing director more than doubling from approximately $1.9 million in 2011 to approximately $4.9 million in 2021 and our pitch conversion rate in the U.S. steadily increasing by over 10% since 2011 to greater than 50% in 2021. We have preserved a capital-light financial model, enabling us to generate significant cash flow for reinvestment and capital return. We believe our track record of delivering on our growth objectives positions us well for the future.

Evolution of Business Model Since 2011

	2011	2021
Number of Managing Directors	56	131
Number of Offices	11	21
Number of M&A Transactions	79	257
Total Client Revenues ($mm)	$106	$636
% Capital Advisory and Valuations and Opinions Practices	12%	18%
Top Sectors (by Deal Count)	Industrials (53%) Business Services (27%) Healthcare (9%) TMT (7%) Consumer (4%)	Industrials (31%) Business Services (19%) TMT (21%) Healthcare (15%) Consumer (14%)

Our Growth Opportunities

Our vision is to continue advancing our position as a leading global independent investment banking advisory firm serving the middle-market. We have a long track-record of strategically expanding our business model to better serve clients with a wide range of advisory services supporting our growth as we become a more scaled and diversified organization.

We plan to continue to achieve our growth objectives by:

•

Deepening Existing Client Relationships: We believe we have a significant opportunity to further deepen our relationships with existing clients as they continue to grow. As our relationships mature, we have become a more integrated advisor for our existing clients as they pursue their strategic goals. For example, several private equity firms that have been clients of ours since the early 2000s are evolving into diversified businesses with long-term growth strategies across multiple asset classes. These firms are increasingly requiring sophisticated advice with broader services and we have adapted over time to better serve their needs, as exemplified by our set of offerings and industry expertise. We see an opportunity to leverage our success with these clients to track their growth by advising a greater number of private equity funds and portfolio companies with expanded product needs. For example, these private equity firms currently own many portfolio companies that are currently not on our target list, which presents opportunities for further activity. As we expand our industry expertise and services, we expect our target list to continue to grow.

As of March 31, 2022, our gross Investment Banking Advisory backlog based on existing engagements was approximately $710 million, a substantial portion of which we expect to recognize in revenue over the subsequent 12 months. We define Investment Banking Advisory backlog as potential fees we may realize from existing Investment Banking Advisory engagements, including non-refundable initial retainer fees and success fees. As of March 31, 2022, the non-refundable fee potion of our Investment Banking Advisory backlog is immaterial. As of March 31, 2022, our recurring Valuations and Opinions portfolio valuation annual run rate was approximately $56 million. We define our recurring Valuations and Opinions run rate as the annual revenue under contract for monthly, quarterly or annual recurring portfolio valuations. Our backlog is a useful metric that senior management reviews on a regular basis to gauge our expected operating performance in the near to medium term, and the amount is based on feedback from our managing directors who are closest to our clients. Engagements included in our backlog, as of any date of estimation, may not close, may be delayed and typically experience subsequent changes that increase or decrease the amount of fees we ultimately earn for such engagements, causing us to realize more or less revenue than was reflected in our backlog as of the date of estimation. Our backlog also changes from quarter to quarter based on the addition of new engagements and changes to existing engagements. See “Risk Factors—Risks Related to Growing our Business—Our backlog is not necessarily indicative of our future revenue or profits, and we may not fully realize the revenue estimated in our backlog.”

•

Scaling our Business as our Client Base Grows: There are meaningful opportunities to expand our client coverage across existing industry sectors led by our growing number of managing directors. We currently cover 1,400 private equity firms out of more than 7,000 global firms, which we believe presents significant opportunities for additional growth. Within the existing industry sectors we cover, we believe there are significant expansion opportunities for our advisory business. In 2021, we advised on 257 of the over approximately 9,700 announced transactions in middle-market M&A. Our private equity client base is continuing to grow significantly due to the amount of capital being raised and the number of funds that are being created. We believe as these funds grow in scale and begin to evaluate larger-sized transactions in the middle-market, we will continue to act as their advisor because of our long-term relationships and insights. We believe that our historical and current trends of increasing the number of managing directors and the productivity of each managing director will enable us to capitalize on these opportunities.

•

Continuing to Expand Industry Sector and Product Expertise: The strength of our platform and our collaborative culture enable us to retain talent that we promote from within and make us an attractive destination for high-caliber lateral hires. We plan to continue to bolster existing and enter new industry sectors, sub-sectors and product lines through internal development of managing directors and selective recruitment of senior professionals with complementary relationships and expertise. In recent years, we have employed this approach to expand our coverage and reach in technology, healthcare and financial institutions. Over the past three years, we have promoted 30 managing directors internally and currently have over 150 professionals at the director and vice president level who are potential candidates for managing director promotions over the next seven years. We have hired over 30 managing directors over the past three years, with more than two-thirds of the offers we have made accepted. Given our strong internal talent pipeline, anticipated low rate of retirements due to our relatively young base of managing directors, high historical retention rates, and history of success in hiring managing directors laterally, we expect to be able to substantially increase our number of managing directors over the next several years, thereby expanding and deepening our industry sector and product expertise.

•

Enhancing Specialization and Collaboration to Grow Internationally: We continue to expand our advisory activities internationally, enhancing industry sector and practice capabilities across our global offices and drawing on our success in the United States. Our focus is on implementing a common strategy by region that brings a higher degree of coordination and consistency across countries in each region. For example, in Europe, we have centralized our leadership under European Co-Heads who report to our Chief Executive Officer and are responsible for setting strategy, managing profitability, and driving common philosophies related to operations and talent as a natural evolution from a country-oriented approach. Further, the maturity of our business in these markets is enabling us to build more industry sector-aligned teams, enhancing individual expertise and improving results for our clients. Not only does this approach create alignment across our country heads, industry sector coverage and managing directors to capitalize on the strong activity in the European M&A and private equity markets, but it also drives more effective integration with our broader global strategy.

•

Selectively Pursuing Acquisitions: We plan to selectively pursue strategic acquisitions of complementary businesses that allow us to serve existing and new clients. We may also make acquisitions in new geographies to enhance our international footprint or to expand our offering in new industry sectors. In assessing potential transactions, we pay equal attention to cultural alignment with our existing franchise as we do to commercial potential. In April 2022, we acquired Spurrier Capital Partners, which has increased the breadth of our technology sector coverage by doubling the number of managing directors in the U.S. focused on software while further deepening connectivity with leading private equity firms.

Our People

We believe people are our most valuable asset and our firm is a destination for world class talent. Our proactively managed, collaborative, and inclusive culture fosters a high sense of empowerment and creativity and promotes exceptional employee retention. Over the last ten years, the average annual retention rate of managing directors, directors, and vice presidents was over 90%. Our culture is reinforced through curated efforts around recruiting and retention that involve the alignment of incentives and professional development.

Our managing directors are compensated in a unique structure that is aligned with our strategic goals, culture, and values. Our compensation model is based on both revenue productivity and discretionary criteria. 50% of compensation is based on “revenue allocation,” which includes components such as sourcing (generation of a lead), winning (contribution to the win), and executing (advising on and closing the transaction). The remaining 50% of compensation is based on “discretionary criteria,” which includes, but is not limited to, general leadership; contribution to firm growth initiatives; impact of delivering market perspectives; efficiency and effective use of resources; mentorship, promotion of culture, and professional development; and support of legal, compliance and risk management policies. Many of these discretionary criteria are supported by operational metrics and other key performance indicators.

We recruit professionals from the world’s leading undergraduate and graduate programs and have hired approximately 175 analysts and associates since 2019 through our dedicated campus recruiting efforts. We also recruit laterally from other investment banking advisory firms and accounting firms. Since 2019, we have hired approximately 120 professionals (including over 30 managing directors) with prior experience in financial advisory services. In particular, we have attracted senior market-leading experts who have enabled us to enter new business lines and industry sectors. In our hiring efforts, we place a high degree of emphasis on cultural fit as well as technical ability, and we seek high performing individuals from diverse backgrounds to drive our leading client satisfaction and market position.

A key strategic focus is our commitment to diversity, equity, and inclusion, or DE&I, which we believe are increasingly important factors for driving value for our clients. Among our initiatives are increasing engagement more broadly across our team in regular DE&I conversations, ensuring systemic alignment and representation in our talent base, and formalizing governance and accountability from leadership and employees. DE&I is symbiotic with our efforts to strengthen our position on ESG in the market—from designing a strategy for operating in a sustainable way to delivering advisory services to clients on this increasingly important topic. A cross-border and cross-product team is influencing our strategic direction with the objective of creating differentiation in the sector and incremental value-add for clients.

We are committed to developing professionals into successful, high-performing managing directors, as evidenced by over 35% of our managing directors reaching their position through internal promotions. Across the firm, we devote significant time and resources to ongoing training and mentorship. Globally, our professionals receive continuous development plans throughout their careers and in the form of proprietary training content through “Lincoln University,” as well as third-party training programs. Our emphasis on development extends to our staffing model, in which we employ an apprenticeship approach under the leadership of a team of managing directors. We are also diligent in rewarding our high-performing professionals through competitive compensation and initiatives such as a global office transfer program which allows our professionals to take advantage of our global reach.

Competition

The market for financial advisory services is highly competitive. We compete with other investment banks and independent financial advisory firms on the basis of a number of factors including:

•	Depth and quality of client relationships

•	Industry knowledge

•	Transaction execution skills

•	Breadth of products and services

•	Reputation

•	Track record of successful prior transactions

•	Fees

We believe that we compete favorably with respect to these factors. Broadly, we compete with Harris Williams & Co., Houlihan Lokey, Inc., Jefferies LLC, Lazard Ltd, Moelis & Company, Piper Sandler Companies, Raymond James Financial, Inc., Robert W. Baird & Co. Incorporated, Rothschild & Co., Stifel Financial Corp., and William Blair & Company, L.L.C. While our competition may provide advisory services, only a subset is focused on the middle-market segment and even a smaller subset is focused primarily on advisory services in the space, and where they are, they are largely regional. We believe that we are one of two independent firms that truly focus on global middle-market investment banking advisory services.

(1)	Greater than 50% of announced M&A transactions below $500 million of enterprise value between January 1, 2019 and December 31, 2021.
(2)	Excludes companies engaging in other non-investment banking advisory business lines (e.g., capital markets underwriting activity, private wealth management or asset management).
(3)	Global reach defined as US based firms with more than 40% of M&A transactions outside the US between January 1, 2019 and December 31, 2021.

More broadly, the competitive landscape in middle-market investment banking advisory is highly fragmented, which we believe presents opportunities for consolidation of market share by leading firms that can achieve faster organic growth, as well as those that can complete selective acquisitions. We believe our private capital markets expertise, middle-market focus and global reach are highly differentiating, and that our strength and success among private equity firms is unique and reinforces our market position. As a result, we believe we are able to deliver superior advice to clients, and at the same time attract and retain industry-leading human capital which is instrumental to effectively competing in this space.

Conflicts of Interest

Prior to taking on any client engagement, we review actual, potential or perceived conflicts of interest. Our internal protocols include a commitment committee that reviews all new engagements, and decisions of this committee are based on the facts and circumstances at the time rather than any formal written policies. We have not had any material issues related to conflicts.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material litigation.

MANAGEMENT

The following table provides information regarding our executive officers and members of our board of directors (ages as of the date of this prospectus):

Name	Age	Position
Lawrence James Lawson III(1)	66	Co-Founder, Chairman of Board of Directors
Robert T. Brown(1)	53	Global Chief Executive Officer, Director
Eric D. Malchow(1)	54	Co-Founder, North America Chief Executive Officer, Director
Robert B. Barr(1)	68	Co-Founder, Director
Theodore J. Heidloff	45	Chief Financial Officer and Treasurer
Troy R. Peters	46	General Counsel, President and Secretary

(1)	The noted individual has agreed to become a director and such individual will be appointed to the board effective upon the closing of this offering.

Executive Officers and Directors

Lawrence James Lawson III is expected to serve as Chairman of the Board of Directors of Lincoln International, Inc. upon adoption of its amended and restated bylaws. He is also a co-founder of LILP and served as Global Co-Chief Executive Officer and Managing Director from the firm’s inception in April 1996 through September 2021. Prior to co-founding LILP, Mr. Lawson served as a senior officer at Peers & Co., a M&A boutique, where he co-founded the Chicago office and spent significant time working on cross-border transactions. Previously, he was a senior vice president in corporate finance for PaineWebber Incorporated (which was acquired by UBS) (“PaineWebber”), where he worked on equity capital market and debt capital market deals as well as in the M&A group. He began his career in public accounting with KPMG LLP. Mr. Lawson also co-founded a private equity firm and a manufacturing and servicing company of printing consumables. Mr. Lawson earned a Master of Business Administration from the University of Chicago Booth School of Business and a Bachelor of Science from Washington and Lee University, where he graduated magna cum laude and a member of Beta Gamma Sigma.

We believe Mr. Lawson is qualified to serve on our board of directors due to his extensive experience in the industry, broad financial expertise, years of leadership experience and his knowledge of our business gained through more than 26 years of service as co-founder, Global Co-Chief Executive Officer and Managing Director of LILP.

Robert T. Brown is expected to serve as Global Chief Executive Officer and Director of Lincoln International, Inc. upon adoption of its amended and restated bylaws and has served as Global Chief Executive Officer of LILP since October 2021. Prior to that, Mr. Brown served as the Chief Executive Officer of LILP’s North American business. He was instrumental in building the firm’s Consumer industry sector group and led the firm’s Business Services industry sector group for more than a decade. Mr. Brown sits on the board of UNICEF USA and the Dean’s Business Council for the Gies School of Business at the University of Illinois. Previously, Mr. Brown worked in management positions at Price Waterhouse LLP in its investment banking subsidiary and the transaction services group. Mr. Brown earned a Master of Business Administration from Columbia University Graduate School of Business and a Bachelor of Science from the University of Illinois. He is a Certified Public Accountant (inactive).

We believe Mr. Brown is qualified to serve on our board of directors due to his extensive experience in the industry, years of leadership experience and his knowledge of our business in particular, gained through 24 years of service at LILP.

Eric D. Malchow is expected to serve as U.S. Chief Executive Officer of Lincoln International, Inc. upon adoption of its amended and restated bylaws. He has served as Chief Executive Officer of Lincoln International

North America since September 2021 and Managing Director of LILP since 2003, overseeing the management and operations of the firm. He has been instrumental in building the firm’s Industrials industry sector group and the Financial Sponsors group, and most recently building the Private Funds Advisory practice. Throughout his 30-year investment banking career, Mr. Malchow has provided mid-market M&A advisory services for leading private equity groups and publicly-traded corporations. Prior to co-founding LILP, Mr. Malchow was a senior associate at Peers & Co. and an officer with Heller Financial, concentrating on leveraged buyout financings of mid-market companies on behalf of private equity groups. Mr. Malchow earned a Master of Business Administration from the University of Chicago Booth School of Business and a Bachelor of Business Administration from the University of Iowa.

We believe Mr. Malchow is qualified to serve on our board of directors due to his extensive experience in the industry, years of leadership experience and his knowledge of our business in particular, gained through one year of service as Chief Executive Officer of Lincoln International North America and Managing Director of LILP.

Robert B. Barr is expected to serve as Managing Director of Lincoln International, Inc. upon adoption of its amended and restated bylaws. He is also a co-founder of LILP and served as Global Co-Chief Executive Officer and Managing Director from the firm’s inception in April 1996 through September 2021. Prior to co-founding LILP, Mr. Barr advised on cross-border M&A as a Managing Director at Peers & Co. and as a Senior Vice President at PaineWebber. He began his career as a consultant with Data Resources, Inc., an econometric consulting firm. Mr. Barr currently serves on the board of Weldaloy Products Co. Mr. Barr earned a Master of Business Administration from Harvard Business School and a Bachelor of Arts (with honors) from Case Western Reserve University.

We believe Mr. Barr is qualified to serve on our board of directors due to his extensive experience in the industry, broad financial expertise, years of leadership experience and his knowledge of our business in particular, gained through over 25 years of service as co-founder and Managing Director of LILP.

Theodore J. Heidloff is expected to serve as Global Chief Financial Officer and Treasurer of Lincoln International, Inc. upon adoption of its amended and restated bylaws and as Global Chief Financial Officer at LILP since August 2018, where he is responsible for all aspects of the Firm’s accounting, forecasting, tax and treasury operations. Mr. Heidloff has more than 20 years of diverse global finance leadership experience at several SEC registrants. Prior to joining LILP, Mr. Heidloff was the Global Controller for Cushman & Wakefield, a global real estate services firm, and Controller and Chief Accounting Officer for Walgreens. Mr. Heidloff holds a Bachelor’s of Business Administration from the University of Notre Dame and is a Certified Public Accountant.

Troy R. Peters has served as General Counsel, President and Secretary of Lincoln International, Inc. since its formation, as General Counsel North America at LILP since 2015 and as Chief Compliance Officer North America at LILP since 2016. He previously served at Senior Counsel at LILP beginning in 2014. Mr. Peters identifies, mitigates and resolves corporate and client-related risks as chief legal officer for the firm’s largest geography and provides overall counsel on global matters. Mr. Peters oversees compliance and manages the firm’s U.S. regulatory requirements. Prior to joining LILP in 2014, Mr. Peters was an attorney in the Chicago offices of Kirkland & Ellis LLP and Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Peters earned his Juris Doctor magna cum laude from Georgetown University Law Center and Bachelor of Science with distinction in English and History from the University of Wisconsin.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Composition of our Board of Directors

Our business and affairs are managed under the direction of our board of directors, which will consist of      members upon consummation of the Organizational Transactions. Our certificate of incorporation will provide that the number of directors on our board of directors shall be fixed exclusively by resolution adopted by our board of directors.

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

In accordance with our certificate of incorporation, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2023;

•	the Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2024; and

•	the Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2025.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.

Director Independence

Prior to the consummation of the Organizational Transactions, our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that                ,                and                 will each be an “independent director,” as defined under the rules of the                 .

Controlled Company Exception

After the consummation of the Organizational Transactions, the LILP Controlling Partners will have more than 50% of the combined voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the rules of the                 . As a controlled company, we may elect not to comply with certain corporate governance standards, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the rules of the                 ; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. Immediately following the consummation of the Organizational Transactions and this offering, we intend to rely on certain of the exemptions listed above, and we will not have entirely independent nominating and corporate governance and compensation committees or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so. We may also elect to rely on additional exemptions for so long as we remain a “controlled company.” Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the                 , we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors—Risks related to Our Class A Common Stock and This Offering—We are a “controlled company” within the meaning of the                 listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such requirements.”

Committees of Our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and its standing committees. We will have a standing audit committee, nominating and corporate governance committee and compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

Our audit committee will be responsible for, among other things:

•	appointing, approving the fees of, retaining and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related person transactions; and

•

establishing procedures for the confidential anonymous submission of complaints regarding questionable accounting, internal controls or auditing matters, and for the confidential anonymous submission of concerns regarding questionable accounting or auditing matters.

Upon the consummation of the Organizational Transactions, our audit committee will consist of                ,                 and                , with                serving as chair. Rule 10A-3 of the Exchange Act and the rules of the                 require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that                ,                and                 will each meet the definition of “independent director” under the rules of the                 and the independence standards under Rule 10A-3 of the Exchange Act. Each member of our audit committee meets the financial literacy requirements of the rules of the                . In addition, our board of directors has determined that                will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors has adopted a written charter for the audit committee, which will be available on our principal corporate website at www.lincolninternational.com substantially concurrently with the consummation of the Organizational Transactions. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria set forth in our corporate governance guidelines;

•	annually reviewing the committee structure of the board of directors and recommending to the board of the directors the directors to serve as members of each committee; and

•	developing and recommending to our board of directors a set of corporate governance guidelines.

Upon the consummation of the Organizational Transactions, our nominating and corporate governance committee will consist of                ,                and                 , with                serving as chair. We intend to avail ourselves of the “controlled company” exception under the rules of the                 , which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.                and                do not qualify as “independent directors” under the rules of the                 . Our board of directors has adopted a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.lincolninternational.com substantially concurrently with the consummation of the Organizational Transactions. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending that the board of directors approve, the compensation of our Chief Executive Officer and other executive officers;

•	making recommendations to the board of directors regarding director compensation; and

•	reviewing and approving incentive compensation and equity-based plans and arrangements and making grants of cash-based and equity-based awards under such plans.

Upon the consummation of the Organizational Transactions, our compensation committee will consist of            ,                and                 , with                serving as chair. We intend to avail ourselves of the “controlled company” exception under the rules of the                 , which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.                does not qualify as an “independent director” under the rules of the                 . Our board of directors has adopted a written charter for the compensation committee, which will be available on our principal corporate website at www.lincolninternational.com substantially concurrently with the consummation of the Organizational Transactions. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

Risk Oversight

Our audit committee will be responsible for overseeing our risk management process. Our audit committee will focus on our general risk management policies and strategy, the most significant risks facing us, and overseeing the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Risk Considerations in our Compensation Program

We conducted an assessment of our compensation policies and practices for our employees and concluded that these policies and practices are not reasonably likely to have a material adverse effect on our Company.

Compensation Committee Interlocks and Insider Participation

None.

Code of Ethics and Code of Conduct

Prior to the completion of the Organizational Transactions, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website at www.lincolninternational.com. In addition, we intend to post on our website all disclosures that are required by law or the rules of the                 concerning any amendments to, or waivers from, any provision of the code. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

Conflicts of Interest

We have policies and procedures designed to minimize conflicts of interest arising from any dealings we have with our affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest. Our board of directors will adopt a code of ethics that will provide that (a) all of our directors, officers and employees are required to promptly report conflicts of interest internally, and (b) our directors, officers and employees are prohibited from (i) directly or indirectly taking personally for themselves opportunities that are discovered through the use of Company property, information or positions, (ii) using Company property, information or positions for personal gain, or (iii) competing with the Company for business opportunities. Additionally, our board of directors will adopt a related person transaction policy, to be effective upon the closing of this offering and which will require, subject to certain exceptions, the Audit Committee of our board of directors to independently approve transactions, agreements or relationships in which certain related persons have a material interest and the amount involved exceeds $120,000. See “Certain Relationships and Related Party Transactions—Our Policy Regarding Related Party Transactions.”

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2021 Summary Compensation Table” below. In 2021, our “named executive officers” and their positions were as follows:

•	Robert T. Brown, our Global Chief Executive Officer;

•	Lawrence James Lawson III, who served as Global Co-Chief Executive Officer through September 30, 2021 and now serves as Chair of the Board of Directors;

•	Robert B. Barr, who served as Global Co-Chief Executive Officer through September 30, 2021 and now serves as a Director; and

•	.

We will identify our remaining named executive officers and include the relevant disclosures relating to their compensation in subsequent amendments to the registration statement of which this prospectus is a part and prior to the completion of this offering.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2021 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2021.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total
Robert T. Brown Global Chief Executive Officer

Lawrence James Lawson III Former Global Co-Chief Executive Officer

Robert B. Barr Former Global Co-Chief Executive Officer

(1)

Amounts reflect the full grant-date fair value of stock awards and stock options granted during 2021 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards and option awards made to executive officers in             .

Narrative to Summary Compensation Table

2021 Salaries

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

2021 Bonuses

The actual annual cash bonuses awarded to each named executive officer for 2021 performance are set forth above in the Summary Compensation Table in the column entitled “            .”

Equity Compensation

We intend to adopt a 2022 Incentive Award Plan, referred to below as the Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We intend to administer any annual cash incentive program in the future as cash awards under the Plan. We expect that the Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of such plan by our stockholders. For additional information about the Plan, please see the section titled “Equity Incentive Plans” below.

Other Elements of Compensation

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	short-term and long-term disability insurance; and

•	life insurance.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2021.

		Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Robert T. Brown
Lawrence James Lawson III
Robert B. Barr

During fiscal 2021, we did not have any directors. In connection with this offering, we intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards. The program is expected to provide directors with a                 , subject to continued service on our board of directors. Each                  is expected to be denominated as a                 . In addition, each non-employee director is expected to receive an annual cash retainer for his or her services in an amount equal to $             and an annual equity award in a denominated dollar value equal to $    .

Equity Incentive Plans

2022 Incentive Award Plan

In connection with the offering, we expect to adopt, subject to approval by our stockholders, the Plan, under which we may grant equity and cash incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the Plan and, accordingly, this summary is subject to change.

Eligibility and Administration. Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries, will be eligible to receive awards under the Plan. Following this offering, the Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. An aggregate of                  shares of our Class A, Class B and Class C common stock are available for issuance under awards granted pursuant to the Plan. Shares may be issued under the Plan as Class A common stock, which shares may be authorized but unissued shares, treasury shares or shares purchased in the open market. Notwithstanding anything to the contrary in the Plan, no more than                  shares of our Class A common stock may be issued pursuant to the exercise of incentive stock options under the Plan.

The number of shares available for issuance under the Plan will be increased by an annual increase on the first day of each calendar year beginning January 1, 2023 and ending on and including January 1, 2032, equal to the lesser of (i)     % of the aggregate number of shares of Class A, Class B and Class C common stock outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as is determined by our board of directors.

If an award under the Plan expires, lapses or is terminated, exchanged for or settled for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the Plan. Further, shares delivered to us to satisfy the applicable exercise or purchase price of an award under the Plan and/or to satisfy any applicable tax withholding obligations (including shares retained by us from the award under the Plan being exercised or purchased and/or creating the tax obligation) will become or again be available for award grants under the Plan. The payment of dividend equivalents in cash in conjunction with any awards under the Plan will not reduce the shares available for grant under the Plan. However, the following shares may not be used again for grant under the Plan: (i) shares subject to stock appreciation rights, or SARs, that are not issued in connection with the stock settlement of the SAR on exercise, and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the Plan.

The Plan provides that, commencing with the calendar year following the calendar year in which the effective date of the Plan occurs, the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under ASC Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed the amount equal to $                .

Awards. The Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, performance shares, other incentive awards, stock appreciation rights, or SARs, and cash awards. Certain awards under the Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to individuals then owning more than 10% of the total combined voting power of all classes of our common stock), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to individuals then owning more than 10% of the total combined voting power of all classes of our common stock). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•

SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•

Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met, and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Settlement of RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•

Other Stock or Cash Based Awards. Other stock or cash based awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

•

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: (1) net earnings (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization and (e) non-cash equity-based compensation expense); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit; (6) cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital; (9) return on stockholders’ equity; (10) total stockholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs; (14) funds from operations; (15) expenses; (16) working capital; (17) earnings per share; (18) adjusted earnings per share; (19) price per share of our Class A common stock; (20) regulatory achievements or compliance; (21) implementation or completion of critical projects; (22) market share; (23) economic value; (24) debt levels or reduction; (25) sales-related goals; (26) comparisons with other stock market indices; (27) operating efficiency; (28) employee satisfaction; (29) financing and other capital raising transactions; (30) recruiting and maintaining personnel; (31) year-end cash; and (32) human capital management goals or environmental, social and governance goals, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

Certain Transactions. The plan administrator has broad discretion to take action under the Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the Plan and outstanding awards. In the event of a change in control of our company (as defined in the Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination. Our board of directors may amend or terminate the Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the Plan. Stockholder approval is not required for any amendment that “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the Plan after the tenth anniversary of the earlier of the date on which our stockholders approved the Plan or the date on which our board of directors adopted the Plan.

2022 Employee Stock Purchase Plan

In connection with the offering, we intend to adopt, and that our shareholders will approve, the ESPP, which will become effective on the day the ESPP is adopted by our board of directors. The material terms of the ESPP, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the ESPP and, accordingly, this summary is subject to change.

Shares Available; Administration. A total of                shares of our Class A, Class B and Class C common stock is to be initially reserved for issuance under our ESPP. In addition, the number of shares available for issuance under the ESPP will be annually increased by an annual increase on the first day of each calendar year beginning January 1, 2023 and ending on and including January 1, 2032, equal to the lesser of (i)     % of the aggregate number of shares of Class A, Class B and Class C common stock outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as is determined by our board of directors. In no event will more than                shares of our common stock be available for issuance under the ESPP.

Our board of directors or a committee designated by our board of directors will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the administrator of the ESPP.

Eligibility. The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. Employees of our company and our designated subsidiaries are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the plan administrator. However, an employee may not be granted rights to purchase stock under the ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock.

If the grant of a purchase right under the ESPP to any eligible employee who is a citizen or resident of a foreign jurisdiction would be prohibited under the laws of such foreign jurisdiction or the grant of a purchase right to such employee in compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code, as determined by the plan administrator in its sole discretion, such employee will not be permitted to participate in the ESPP.

Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the plan administrator prior to the relevant offering date. Directors who are not employees, as well as consultants, are not eligible to participate. Employees who choose not to participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.

Participation in an Offering. We intend for the ESPP to qualify under Section 423 of the Code and stock will be offered under the ESPP during offering periods. The length of offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The number of purchase periods within, and purchase dates during, each offering period will be established by the plan administrator. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

We expect that the ESPP will permit participants to purchase our common stock through payroll deductions of up to 20% of their eligible compensation, which will include a participant’s gross base compensation for services to us, including overtime payments and excluding sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits and other special payments. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period or purchase period, which, in the absence of a contrary designation, will be                shares for an offering period and/or a purchase period. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant automatically will be granted an option to purchase shares of our common stock. The option will be exercised on the applicable purchase date(s) during the offering period, to the extent of the payroll deductions accumulated during the applicable purchase period. We expect that the purchase price of the shares, in the absence of a contrary determination by the plan administrator, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the applicable purchase date, which will be the final trading day of the applicable purchase period.

Participants may voluntarily end their participation in the ESPP at any time at least one week prior to the end of the applicable offering period (or such longer or shorter period specified by the plan administrator), and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

Transferability. A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided in the ESPP.

Certain Transactions. In the event of certain transactions or events affecting our common stock, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, (iii) the adjustment in the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights. Under the ESPP, a change in control has the same definition as given to such term in the Plan.

Plan Amendment; Termination. The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval of any amendment to the ESPP must be obtained for any amendment which increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP, or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code. The ESPP will terminate on the tenth anniversary of the date it is initially approved by our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following are summaries of certain transactions and relationships with our directors, executive officers and stockholders and certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We, therefore, urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov. We have included the SEC’s website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, the SEC’s website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

Related Party Agreements in Effect Prior to the Organizational Transactions

See “Executive and Director Compensation” for a description of certain arrangements with our executive officers and directors. There are otherwise no related party agreements in effect prior to the Organizational Transactions.

The Organizational Transactions

In connection with the Organizational Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Organizational Transactions. These transactions are described in “Our Organizational Structure.”

We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters’ option to purchase additional shares of Class A common stock) to purchase                  common units (or                  common units if the underwriters exercise their option to purchase additional shares of Class A common stock in full) from LILP at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us.

Tax Receivable Agreement

As used in this prospectus, unless the context otherwise requires, references to:

•

“Basis Adjustments” refers to increases in Lincoln International, Inc.’s allocable share of the tax basis of LILP’s assets resulting from (1) future redemptions or exchanges of common units for Class A common stock or cash as described below under “—Redemption rights of LILP Partners holding common units” and (2) certain distributions (or deemed distributions) by LILP and (3) payments made under the Tax Receivable Agreement.

•	“Interest Deductions” refers to deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement.

As a result of our organizational structure, we expect to obtain an increase in our share of the tax basis of the assets of LILP (i) as a result of any future redemptions or exchanges of common units by the LILP Partners as described below under “—LILP Partnership Agreement—Agreement in Effect Upon Consummation of the Organizational Transactions—Common Unit Redemption Right,” (ii) when LILP makes, or is deemed to make, certain distributions to the LILP Partners, and (iii) as a result of any payments made under the Tax Receivable Agreement (such tax basis increases, the “Basis Adjustments”). We also expect to incur deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement (such deductions, the “Interest Deductions”). We intend to treat any such redemption or exchange of common units as our direct purchase of common units from the LILP Partners for U.S. federal income and other applicable tax purposes, regardless of whether such common units are surrendered by the LILP Partners to LILP for redemption or sold to us upon the exercise of our election to acquire such common units directly. Basis Adjustments and Interest Deductions may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities.

In connection with the Organizational Transactions, we will enter into a Tax Receivable Agreement with LILP and the LILP Partners that will provide for the payment by Lincoln International, Inc. to the LILP Partners of 85% of the amount of certain tax benefits, if any, that Lincoln International, Inc. actually realizes, or in some circumstances is deemed to realize as a result of the Basis Adjustments and Interest Deductions arising from payments made under the Tax Receivable Agreement. LILP will have in effect an election under Section 754 of the Code effective for the taxable year that includes the Organizational Transactions and each taxable year thereafter. These Tax Receivable Agreement payments are not conditioned upon one or more of the LILP Partners maintaining a continued ownership interest in LILP. If an LILP Partner transfers common units but does not assign to the transferee of such units its rights under the Tax Receivable Agreement, such LILP Partner generally will continue to be entitled to receive payments under the Tax Receivable Agreement arising in respect of a subsequent exchange of such common units. In general, the LILP Partners’ rights under the Tax Receivable Agreement may not be assigned, sold, pledged or otherwise alienated to any person, other than certain permitted transferees or with our consent.

The actual Basis Adjustments and Interest Deductions, as well as any amounts paid to the LILP Partners under the Tax Receivable Agreement, will vary depending on a number of factors, including:

•

the timing of any future redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of LILP at the time of each redemption, exchange or distribution (or deemed distribution) as well as the amount of remaining existing tax basis at the time of such redemption, exchange or distribution (or deemed distribution);

•

the price of shares of our Class A common stock at the time of the purchases from the LILP Partners in connection with this offering and any applicable redemptions or exchanges—the Basis Adjustments, as well as any related increase in any tax deductions, are directly related to the price of shares of our Class A common stock at the time of such purchases or future redemptions or exchanges;

•

the extent to which such redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions, other than those deductions that relate to an increase in the allocable share of existing basis, will not be available;

•

the U.S. federal income tax rate applicable to corporations—an increase in the U.S. federal income tax rate applicable to corporations may increase the value of certain tax benefits that are the subject of the Tax Receivable Agreement, and any increase in the value of those tax benefits may increase the amount we pay under the Tax Receivable Agreement;

•

the extent to which such Basis Adjustments are immediately deductible—we may be permitted to immediately expense a portion of the Basis Adjustment attributable to a redemption or exchange, which could significantly accelerate the timing of our realization of the associated tax benefits. Under the LILP Partnership Agreement, the determination of whether to immediately expense such Basis Adjustments will be made in our sole discretion;

•

the applicable interest rate and timing of payments due under the Tax Receivable Agreement—payments owed under the Tax Receivable Agreement will accrue interest at a rate equal to SOFR plus      basis points, beginning on the due date (without extensions) of the tax return to which such payment relates until such payments are made; and

•

the amount and timing of our income—the Tax Receivable Agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If we do not have sufficient taxable income to realize any of the applicable tax benefits, we generally will not be required (absent a material breach of a material obligation under the Tax Receivable Agreement, change of control or other circumstances requiring an early termination payment and treating any outstanding common units held directly or indirectly by LILP Partners as having been exchanged for Class A common stock for purposes of determining such early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year may generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.

For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no Basis Adjustments or Interest Deductions; provided that, for purposes of determining cash savings with respect to state and local income taxes we will use an assumed tax rate. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of the Organizational Transactions. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be terminated by us pursuant to an early termination procedure that requires us to pay the LILP Partners an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions, including regarding tax rates and utilization of the Basis Adjustments and Interest Deductions).

The payment obligations under the Tax Receivable Agreement are obligations of Lincoln International, Inc. and not of LILP. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we may be required to make to the LILP Partners could be substantial. Assuming no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all potential tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the purchase of common units in connection with this offering, together with future redemptions or exchanges of all remaining common units owned by the LILP Partners pursuant to the LILP Partnership Agreement, would aggregate to approximately $                over          years from the date of this offering based on the initial public offering price of $                per share of our Class A common stock and assuming all future redemptions or exchanges would occur one year after this offering. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $                million, over the         year period from the date of this offering. Any payments made by us to the LILP Partners under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to LILP and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and, therefore, may accelerate payments due under the Tax Receivable Agreement. We anticipate funding ordinary course payments under the Tax Receivable Agreement from cash flow from operations of our subsidiaries, available cash or any future debt agreements. Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a redeeming LILP Partner under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.

The Tax Receivable Agreement provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, if we materially breach any of our material obligations under the Tax Receivable Agreement or if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including (i) that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement (ii) the U.S. federal income tax rates that will be in effect for each applicable taxable year will be those specified for each such taxable year by the Code and other applicable law as in effect on the effective date of the acceleration, except to the extent any change to such tax rates for such taxable year have already been enacted into law, and (iii) as of the effective date of the acceleration, any LILP Partner that has common units that have not been exchanged will be deemed to have exchanged such common units for the fair market value of the shares of our Class A common stock or the amount of cash that would be received by such LILP Partner had such common units actually been exchanged on such date. In those circumstances, LILP Partners generally would be entitled to payments under the Tax Receivable Agreement resulting from such deemed exchanges. We may elect to completely terminate the Tax Receivable Agreement early only with the written approval of a majority of Lincoln International, Inc.’s “independent directors” (within the meaning of Rule 10A-3 promulgated under the Exchange Act and the rules of the                 ).

As a result of the foregoing, we could be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We also could be required to make cash payments to the LILP Partners that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering, based on the initial public offering price of $                per share of our Class A common stock and assuming no material changes in the relevant tax laws or tax rates and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we estimate that we would be required to pay approximately $                in the aggregate under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will generally be based on the tax reporting positions that we determine. We will not be reimbursed for any cash payments previously made to the LILP Partners pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by us to an LILP Partner will be netted against future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement to such LILP Partner. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.

We will have full responsibility for, and sole discretion over, all Lincoln International, Inc. tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to participation and approval rights held by the TRA Representatives. If the outcome of any challenge to all or part of the Basis Adjustments or other tax benefits we claim would reasonably be expected to materially and adversely affect the payments to LILP Partners from us under the Tax Receivable Agreement, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of the TRA Representatives. The interests of the TRA Representatives in any such challenge may differ from or conflict with our interests and your interests, and the TRA Representatives may exercise their consent rights relating to any such challenge in a manner adverse to our interests.

Under the Tax Receivable Agreement, we are required to provide the LILP Partners that hold an interest in the Tax Receivable Agreement with a schedule showing the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year with respect to which a payment obligation arises within 90 days after filing our U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of our tax advisors. Payments under the Tax Receivable Agreement will generally be made to the LILP Partners within          business days after this schedule becomes final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate of SOFR plus      basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at a rate equal to SOFR plus      basis points, until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

LILP Partnership Agreement

Agreement in Effect Before Consummation of the Organizational Transactions

LILP and the LILP Partners are parties to the Third Amended and Restated Limited Partnership Agreement of LILP, dated as of April 27, 2022, which governs the business operations of LILP and defines the relative rights and privileges associated with the existing units of LILP. We refer to this agreement as the Existing Partnership Agreement. Under the Existing Partnership Agreement, subject to exceptions contained therein, the general partner of LILP has the full, exclusive and complete discretion to manage and control the business and affairs of LILP, to make all decisions affecting the business and affairs of LILP, to take all such actions as it deems necessary or appropriate to accomplish the purpose of LILP, and the day-to-day business operations of LILP are overseen and implemented by the general partner or individuals designated by the general partner. Each LILP Controlling Partner’s rights under the Existing Partnership Agreement continue until the effective time of the new LILP limited partnership agreement to be adopted in connection with the Organizational Transactions, as described below, at which time the LILP Partners will continue as partners that hold common units with the respective rights thereunder.

Agreement in Effect Upon Consummation of the Organizational Transactions

In connection with the consummation of the Organizational Transactions, we and the LILP Partners will enter into LILP’s Fourth Amended and Restated Limited Partnership Company Agreement, which we refer to as the LILP Partnership Agreement.

•

Admission as General Partner. Under the LILP Partnership Agreement, we will become the sole general partner of LILP. As the sole general partner, we will be able to control all of the day-to-day business affairs and decision-making of LILP without the approval of any other partner. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of LILP and daily management of LILP’s business. Pursuant to the terms of the LILP Partnership Agreement, we cannot be removed or replaced as the sole general partner of LILP except by our resignation, which may be given at any time by written notice to the partners.

•

Compensation, Fees and Expenses. We will not be entitled to compensation for our services as the general partner of LILP. We will be entitled to reimbursement by LILP for reasonable fees and expenses incurred on behalf of LILP, including all expenses associated with the Organizational Transactions, any subsequent offering of our Class A common stock, being a public company and maintaining our corporate existence.

•

Distributions. The LILP Partnership Agreement will require “tax distributions” (as that term is used in the agreement), to be made by LILP to its partners, except to the extent such distributions would render LILP insolvent or are otherwise prohibited by law or any of our current or future debt agreements. Tax distributions will be made on a quarterly basis to each partner of LILP, including us, pro rata in accordance with economic interests and based on such partner’s allocable share of the taxable income of LILP and an assumed tax rate that will be determined by us, as described below. For this purpose, each partner’s allocable share of Lincoln International, Inc.’s taxable income shall be net of its allocable share of taxable losses of LILP. The assumed tax rate for purposes of determining tax distributions from LILP to its partners will be the highest combined U.S. federal, state, and local tax rate that may potentially apply to any one of LILP’s partners, regardless of the actual final tax liability of any partner; provided, however, that tax distributions will be made in an amount sufficient to allow Lincoln International, Inc. to pay its actual tax liability and any amounts due with respect to the Tax Receivable Agreements. The LILP Partnership Agreement will also allow for cash distributions to be made by LILP (subject to our sole discretion as the sole general partner of LILP) to its partners on a pro rata basis out of “distributable cash,” as that term is defined in the agreement. We expect LILP may make distributions out of distributable cash periodically and as necessary to enable us to cover our operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement, except to the extent such distributions would render LILP insolvent or are otherwise prohibited by law, or any of our current or future debt agreements.

•

Transfer Restrictions. The LILP Partnership Agreement generally does not permit transfers of common units by partners, except for transfers to permitted transferees, transfers pursuant to the participation right described below and other limited exceptions. All transfers of common units by partners must be approved by LILP and Lincoln International, Inc. The LILP Partnership Agreement may impose additional restrictions on transfers (including redemptions described below with respect to each common unit) that are necessary or advisable so that LILP is not treated as a “publicly-traded partnership” for U.S. federal income tax purposes. In the event of a permitted transfer under the LILP Partnership Agreement, such partner will be required to simultaneously transfer shares of Class B common stock or Class C common stock, as applicable, to such transferee equal to the number of common units that were transferred to such transferee in such permitted transfer.

The LILP Partnership Agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock, each of which we refer to as a Lincoln International, Inc. Offer, is approved by our board of directors or otherwise effected or to be effected with the consent or approval of our board of directors, each holder of common units shall be permitted to participate in such Lincoln International, Inc. Offer by delivering a redemption notice, which shall be effective immediately prior to, and contingent upon, the consummation of such Lincoln International, Inc. Offer. If a Lincoln International, Inc. Offer is proposed by Lincoln International, Inc., then Lincoln International, Inc. is required to use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit the holders of such common units to participate in such Lincoln International, Inc. Offer to the same extent as or on an economically equivalent basis with the holders of shares of Class A common stock, provided that in no event shall any holder of common units be entitled to receive aggregate consideration for each common unit that is greater than the consideration payable in respect of each share of Class A common stock pursuant to the Lincoln International, Inc. Offer.

Any transferee of common units must assume, by operation of law or executing a joinder to the LILP Partnership Agreement, all of the obligations of a transferring partner with respect to the transferred units, and such transferee shall be bound by any limitations and obligations under the LILP Partnership Agreement even if the transferee is not admitted as a partner of LILP. A partner shall remain as a partner with all rights and obligations until the transferee is accepted as substitute partner in accordance with the LILP Partnership Agreement.

•

Recapitalization. The LILP Partnership Agreement will recapitalize the units currently held by the existing partners of LILP into a new single class of common units. The LILP Partnership Agreement will also reflect a split of common units such that one common unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock, after the deduction of the underwriting discount and estimated offering expenses payable by us. Each common unit generally will entitle the holder to a pro-rata share of the net profits and net losses and distributions of LILP.

•

Maintenance of One-to-One Ratio Between Shares of Class A Common Stock and common units Owned by the Company, One-to-One Ratio Between Shares of Class B Common Stock and common units Owned by the LILP Employee Partners and One-to-One Ratio Between Shares of Class C Common Stock and common units Owned by the LILP Controlling Partners. Except as otherwise determined by us, the LILP Partnership Agreement requires LILP to take all actions with respect to its common units, including issuances, reclassifications, distributions, divisions or recapitalizations, such that (1) we at all times maintain a ratio of one common unit owned by us, directly or indirectly, for each share of Class A common stock issued and outstanding, and (2) LILP at all times maintains (a) a one-to-one ratio between the number of shares of Class A common stock issued and outstanding and the number of common units owned by us, (b) a one-to-one ratio between the number of shares of Class B common stock issued and outstanding and the number of common units owned by the LILP Employee Partners and their permitted transferees, collectively, and (c) a one-to-one ratio between the number of shares of Class C common stock issued and outstanding and the number of common units owned by the LILP Controlling Partners and their permitted transferees, collectively. This ratio requirement disregards (1) shares of our Class A common stock under unvested options issued by us, (2) treasury stock, and (3) preferred stock or other debt or equity securities (including warrants, options or rights) issued by us that are convertible into or exercisable or exchangeable for shares of Class A common stock, except to the extent we have contributed the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange thereof, to the equity capital of LILP. In addition, the Class A common stock ratio requirement disregards all common units at any time held by any other person, including the LILP Partners and the holders of options over common units. If we issue, transfer or deliver from treasury stock or repurchase shares of Class A common stock in a transaction not contemplated by the LILP Partnership Agreement, we as general partner of LILP have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries or repurchases, the number of outstanding common units we own equals, on a one-for-one basis, the number of outstanding shares of Class A common stock. If we issue, transfer or deliver from treasury stock or repurchase or redeem any of our preferred stock in a transaction not contemplated by the LILP Partnership Agreement, we as general partner have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries repurchases or redemptions, we hold (in the case of any issuance, transfer or delivery) or cease to hold (in the case of any repurchase or redemption) equity interests in LILP which (in our good faith determination) are in the aggregate substantially equivalent to our preferred stock so issued, transferred, delivered, repurchased or redeemed. LILP is prohibited from undertaking any subdivision (by any split of units, distribution of units, reclassification, recapitalization or similar event) or combination (by reverse split of units, reclassification, recapitalization or similar event) of the common units that is not accompanied by an identical subdivision or combination of (1) our Class A common stock to maintain at all times a one-to-one ratio between the number of common units owned by us and the number of outstanding shares of our Class A common stock, (2) our Class B common stock to maintain at all times a one-to-one ratio between the number of common units owned by the LILP Employee Partners and their permitted transferees, collectively, and the number of outstanding shares of our Class B common stock, as applicable, and (3) our Class C common stock to maintain at all times a one-to-one ratio between the number of common units owned by the LILP Controlling Partners and their permitted transferees, collectively, and the number of outstanding shares of our Class C common stock, as applicable, in each case, subject to exceptions.

•

Issuance of common units upon Exercise of Options or Issuance of Other Equity Compensation. Upon the exercise of options issued by us (as opposed to options issued by LILP), or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will have the right to acquire from LILP a number of common units equal to the number of our shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons who are not officers or employees of LILP or its subsidiaries, we will make, or be deemed to make, a capital contribution in LILP equal to the aggregate value of such shares of Class A common stock and LILP will issue to us a number of common units equal to the number of shares of Class A common stock we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons who are officers or employees of LILP or its subsidiaries, then we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to LILP (or the applicable subsidiary of LILP) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of LILP or its subsidiaries, on each applicable vesting date we will be deemed to have sold to LILP (or such subsidiary) the number of vested shares at a price equal to the market price per share, LILP (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in LILP equal to the purchase price for such shares in exchange for an equal number of common units.

•

Dissolution. The LILP Partnership Agreement will provide that the consent of Lincoln International, Inc. as the general partner of LILP and partners holding a majority of the common units then outstanding (excluding common units held directly or indirectly by us) will be required to voluntarily dissolve LILP. In addition to a voluntary dissolution, LILP will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay the expenses of winding up LILP; (2) second, to pay debts and liabilities owed to creditors of LILP, other than partners; (3) third, to pay debts and liabilities owed to the partners (other than payments or distributions owed to the partners in their capacity as such pursuant to the LILP Partnership Agreement); and (4) fourth, to the partners pro-rata in accordance with their respective percentage ownership interests in LILP (as determined based on the number of common units held by a partner relative to the aggregate number of all outstanding common units).

•

Confidentiality. We, as general partner, and each partner agree to maintain the confidentiality of LILP’s confidential information. This obligation excludes information independently obtained or developed by the partners, information that is in the public domain or otherwise disclosed to a partner, in either such case not in violation of a confidentiality obligation of the LILP Partnership Agreement or approved for release by written authorization of the Chief Executive Officer or the General Counsel of either Lincoln International, Inc. or LILP.

•	Indemnification. The LILP Partnership Agreement will provide for indemnification of the general partner, partners and officers of LILP and their respective subsidiaries or affiliates.

•

Common Unit Redemption Right. The LILP Partnership Agreement will provide a redemption right to the LILP Partners which will entitle them to have their common units redeemed for, at our election (as the sole general partner of LILP), newly-issued shares of our Class A common stock on a one-for-one basis, or in connection with a redemption exercised in connection with the closing of this offering, a cash payment equal to the price per share for which shares of Class A common stock are sold in this offering less any applicable underwriters’ discounts or commissions and brokers’ fees or commissions, or to the extent there is cash available from a secondary offering, a cash payment equal to a (i) volume-weighted average market price of one share of Class A common stock for each common unit so redeemed or (ii) in the case that the cash is from a related sale of stock by us, the net proceeds per share from such sale, in each case in accordance with the terms of the LILP Partnership Agreement; provided that, at our election, we may effect a direct exchange by Lincoln International, Inc. of such Class A common stock or such cash, as applicable, for such common units. The LILP Partners may exercise such redemption right, subject to certain exceptions, for as long as their common units remain outstanding. In connection with the exercise of the redemption or exchange of common units (1) the LILP Employee Partners will be required to surrender a number of shares of our Class B common stock registered in the name of such redeeming or exchanging LILP Employee Partner, and such surrendered shares of our Class B common stock will be transferred to the Company and will be canceled for no consideration on a one-for-one basis with the number of common units so redeemed or exchanged, (2) the LILP Controlling Partners will be required to surrender a number of shares of our Class C common stock registered in the name of such redeeming or exchanging LILP Controlling Partner, and such surrendered shares of our Class C common stock will be transferred to the Company and will be canceled for no consideration on a one-for-one basis with the number of common units so redeemed or exchanged and (3) all redeeming LILP Partners will surrender common units to LILP for cancellation.

Each LILP Partner’s redemption rights will be subject to customary limitations, including the expiration of any contractual lock-up period relating to the shares of our Class A common stock that may be applicable to such LILP Partner and the absence of any liens or encumbrances on such common units redeemed. Additionally, in the case we elect a cash settlement, such LILP Partner may rescind its redemption request within a specified period of time. Moreover, in the case of a settlement in Class A common stock, such redemption may be conditioned on the closing of an underwritten distribution of the shares of Class A common stock that may be issued in connection with such proposed redemption. In the case of a settlement in Class A common stock, such LILP Partner may also revoke or delay its redemption request if the following conditions exist: (1) any registration statement pursuant to which the resale of the Class A common stock to be registered for such LILP Partner at or immediately following the consummation of the redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective; (2) we failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such redemption; (3) we exercised our right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such LILP Partner to have its Class A common stock registered at or immediately following the consummation of the redemption; (4) such LILP Partner is in possession of any material non-public information concerning us, the receipt of which results in such LILP Partner being prohibited or restricted from selling Class A common stock at or immediately following the redemption without disclosure of such information (and we do not permit disclosure); (5) any stop order relating to the registration statement pursuant to which the Class A common stock was to be registered by such LILP Partner at or immediately following the redemption shall have been issued by the SEC; (6) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A common stock is then traded; (7) there shall be in effect an injunction, a restraining order or a decree of any nature of any governmental entity that restrains or prohibits the redemption; or (8) the redemption date would occur three business days or less prior to, or during, a black-out period.

The LILP Partnership Agreement will require that in the case of a redemption by an LILP Partner we contribute cash or shares of our Class A common stock, as applicable, to LILP in exchange for an amount of newly issued common units that will be issued to us equal to the number of common units redeemed from such LILP Partner. LILP will then distribute the cash or shares of our Class A common stock, as applicable, to such LILP Partner to complete the redemption. In the event of an election by an LILP Partner, we may, at our option, effect a direct exchange by Lincoln International, Inc. of cash or our Class A common stock, as applicable, for such common units in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of common units that we own equals the number of our outstanding shares of Class A common stock (subject to exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

•

Amendments. In addition to other requirements, our consent, as general partner, and the consent of partners holding a majority of the common units then outstanding (excluding common units held directly or indirectly by us) will generally be required to amend or modify the LILP Partnership Agreement.

Reserved Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to         % of the Class A common stock offered by this prospectus for sale to some of our directors, officers, employees, business associates and related parties as well as business associates and related parties of the LILP Controlling Partners through a reserved share program. See “Underwriting—Reserved Share Program” for more information.

Director and Officer Indemnification and Insurance

Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Our Policy Regarding Related Party Transactions

Our board of directors will adopt a related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification by our audit committee of related person transactions. This policy will cover, with exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock, Class B common stock and Class C common stock (1) immediately following the consummation of the Organizational Transactions (excluding this offering), as described in “Our Organizational Structure” and (2) as adjusted to give effect to this offering, for:

•	each person known by us to beneficially own more than 5% of our Class A common stock, our Class B common stock or our Class C common stock;

•	each of our directors and director nominees;

•	each of our named executive officers; and

•	all of our executive officers, directors and director nominees as a group.

As described in “Our Organizational Structure” and “Certain Relationships and Related Party Transactions,” each common unit (other than common units held by us) is redeemable from time to time at each holder’s option for, at our election (as the sole general partner of LILP), newly issued shares of our Class A common stock on a one-for-one basis, or in connection with a redemption exercised in connection with the closing of this offering, a cash payment equal to price per share for which shares of Class A common stock are sold in this offering less any applicable underwriters’ discounts or commissions and brokers’ fees or commissions, or to the extent there is cash available from a secondary offering, a cash payment equal to a volume-weighted average market price of one share of Class A common stock for each common unit so redeemed, in each case, in accordance with the terms of the LILP Partnership Agreement; provided that, at our election, we may effect a direct exchange by Lincoln International, Inc. of such Class A common stock or such cash, as applicable, for such common units.

The LILP Employee Partners may, subject to exceptions, exercise such redemption right for as long as their common units remain outstanding. See “Certain Relationships and Related Party Transactions—LILP Partnership Agreement.” In connection with this offering, we will issue to each LILP Employee Partner, for nominal consideration, one share of Class B common stock for each common unit such LILP Employee Partner will own. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of common units the LILP Employee Partners will own immediately after the Organizational Transactions. See “Our Organizational Structure.”

The LILP Controlling Partners may, subject to exceptions, exercise such redemption right for as long as their common units remain outstanding. See “Certain Relationships and Related Party Transactions—LILP Partnership Agreement.” In connection with this offering, we will issue to each LILP Controlling Partner, for nominal consideration, one share of Class C common stock for each common unit such LILP Controlling Partner will own. As a result, the number of shares of Class C common stock listed in the table below correlates to the number of common units the LILP Controlling Partners will own immediately after the Organizational Transactions. See “Our Organizational Structure.”

The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above with respect to each common unit, held by such person that are currently exercisable or will become exercisable within 60 days of                 , 2022, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The percentage ownership of each individual or entity after giving effect to the Organizational Transactions and before this offering is computed on the basis of                  shares of our Class A common stock outstanding,                  shares of our Class B common stock outstanding and                  shares of our Class C common stock outstanding. The percentage ownership of each

individual or entity after the Organizational Transactions and after this offering is computed on the basis of                  shares of our Class A common stock outstanding,                  shares of our Class B common stock outstanding and                  shares of our Class C common stock outstanding. The table below does not reflect any shares of our Class A common stock that may be purchased in this offering by directors, executive officers or beneficial holders of more than 5% of our outstanding common stock. Unless otherwise indicated, the address of all listed stockholders is                 .

Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Class A Common Stock Beneficially Owned(1)			Class B Common Stock Beneficially Owned						Class C Common Stock Beneficially Owned			Combined Voting Power(2)
	After Giving Effect to the Organizational Transactions and Before this Offering	After Giving Effect to the Organizational Transactions and After this Offering (No Exercise Option)	After Giving Effect to the Organizational Transactions and After this Offering (With Full Exercise Option)	After Giving Effect to the Organizational Transactions and Before this Offering		After Giving Effect to the Organizational Transactions and After this Offering (No Exercise Option)		After Giving Effect to the Organizational Transactions and After this Offering (With Full Exercise Option)		After Giving Effect to the Organizational Transactions and Before this Offering	After Giving Effect to the Organizational Transactions and After this Offering (No Exercise Option)	After Giving Effect to the Organizational Transactions and After this Offering (With Full Exercise Option)	After Giving Effect to the Organizational Transactions and After this Offering (No Exercise Option)		After Giving Effect to the Organizational Transactions and After this Offering (With Full Exercise Option)
Name of beneficial owner	Number %	Number %	Number %	Number %		Number %		Number %					%		%
5% Stockholders
					%		%		%					%		%
Named Executive Officers, Directors and Director Nominees
Lawrence James Lawson III					%		%		%					%		%
Robert B. Barr
Robert T. Brown
Eric D. Malchow
Theodore J. Heidloff
Troy R. Peters

All executive officers, directors and director nominees as a group ( persons)

*	Less than 1%.
**

Represents the voting power with respect to all shares of our Class A common stock, Class B common stock and Class C common stock, voting as a single class. Each share of Class A common stock and Class B common stock will be entitled to one vote per share and each share of Class C common stock will be entitled to ten votes per share. For more information, see “Description of Capital Stock—Common Stock.”

DESCRIPTION OF CAPITAL STOCK

General

At or prior to the consummation of this offering, we will file an amended and restated certificate of incorporation and we will adopt our amended and restated bylaws. Our amended and restated certificate of incorporation will authorize capital stock consisting of:

•	shares of Class A common stock, par value $ per share;

•	shares of Class B common stock, par value $ per share;

•	shares of Class C common stock, par value $ per share; and

•	shares of preferred stock, par value $ per share.

The following summary describes the material provisions of our capital stock and provisions of our amended and restated certification of incorporation and our amended and restated bylaws, each of which will become effective upon the completion of this offering, and the General Corporation Law of the State of Delaware and are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Common Stock

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the remaining funds of the Company available for distribution will be divided among the holders of all outstanding shares of our Class A common stock, Class B common stock and Class C common stock such that (i) the holders of shares of our Class B common stock will be entitled to receive only $                 per share, and upon receiving such amount, such holders of shares of our Class B common stock will not be entitled to receive any other assets or funds of the Company, (ii) the holders of shares of our Class C common stock will be entitled to receive only $                 per share, and upon receiving such amount, such holders of shares of our Class C common stock will not be entitled to receive any other assets or funds of the Company, and (iii) the holders of shares of our Class A common stock will share ratably in any such remaining assets and funds in proportion to the number of shares held by each such stockholder.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption, or conversion rights with respect to such shares of Class A common stock. There will be no redemption or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock

Each share of our Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally.

Shares of Class B common stock will be held by the LILP Employee Partners and will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of common units held by the LILP Employee Partners and the number of shares of Class B common stock issued to the LILP Employee Partners. Shares of Class B common stock are transferable only together with an equal number of common units. Only permitted transferees of common units held by the LILP Employee Partners will be permitted transferees of Class B common stock. See “Certain Relationships and Related Party Transactions—LILP Partnership Agreement.”

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock and Class C common stock as a single class on all matters presented to our stockholders for their vote or approval, except for amendments to our certificate described below or as otherwise required by applicable law or the certificate.

Holders of our Class B common stock, as stockholders, do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation other than the right to receive $                 per share of Class B common stock upon our dissolution or liquidation. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption, or conversion rights with respect to such shares of Class B common stock. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Any amendment of our amended and restated certificate of incorporation that gives holders of our Class B common stock (1) any rights to receive dividends (other than as described in the third paragraph of “Common Stock—Class A Common Stock” above) or any other kind of distribution other than in connection with a dissolution or liquidation, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights will require, in addition to stockholder approval required by applicable law or the amended and restated certificate of incorporation, the affirmative vote of holders of a majority of our Class A common stock voting separately as a class.

Upon the consummation of the Organizational Transactions, the LILP Employee Partners will own, in the aggregate, all outstanding shares of our Class B common stock.

Class C Common Stock

Each share of our Class C common stock entitles its holders to ten votes per share on all matters presented to our stockholders generally.

Shares of Class C common stock will be held by the LILP Controlling Partners and will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of common units held by the LILP Controlling Partners and the number of shares of Class C common stock issued to the LILP Controlling Partners. Shares of Class C common stock are transferable only together with an equal number of common units. Only permitted transferees of common units held by the LILP Controlling Partners will be permitted transferees of Class C common stock. See “Certain Relationships and Related Party Transactions—LILP Partnership Agreement.”

Holders of shares of our Class C common stock will vote together with holders of our Class A common stock and Class B common stock as a single class on all matters presented to our stockholders for their vote or approval, except for amendments to our certificate described below or as otherwise required by applicable law or the certificate.

Holders of our Class C common stock, as stockholders, do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation other than the right to receive $                 per share of

Class C common stock upon our dissolution or liquidation. Additionally, holders of shares of our Class C common stock do not have preemptive, subscription, redemption, or conversion rights with respect to such shares of Class C common stock. There will be no redemption or sinking fund provisions applicable to the Class C common stock. Any amendment of our amended and restated certificate of incorporation that gives holders of our Class C common stock (1) any rights to receive dividends (other than as described in the third paragraph of “Common Stock—Class A Common Stock” above) or any other kind of distribution other than in connection with a dissolution or liquidation, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights will require, in addition to stockholder approval required by applicable law or the amended and restated certificate of incorporation, the affirmative vote of holders of a majority of our Class A common stock voting separately as a class.

Any holder’s shares of Class C common stock will convert automatically into Class B common stock, at a one-to-one ratio, on the earlier of (a) the date on which the number of outstanding shares of Class C common stock held by such holder represents less than                 % of the Class C common stock held by such holder on the closing of this offering, or (b)     , 2029.

Upon the consummation of the Organizational Transactions, the LILP Controlling Partners will own, in the aggregate, all outstanding shares of our Class C common stock.

Preferred Stock

Upon the consummation of the Organizational Transactions and the effectiveness of our amended and restated certificate of incorporation that will become effective in connection with the Organizational Transactions, the total of our authorized shares of preferred stock will be                  shares. Upon the consummation of the Organizational Transactions, we will have no shares of preferred stock outstanding.

Under the terms of our amended and restated certificate of incorporation that will become effective in connection with the Organizational Transactions, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the number and designation of such series and the powers, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Forum Selection

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or stockholders to us or to our stockholders; (iii) any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time); and (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against us or any defendant arising under the Securities Act. Such provision is intended to benefit and may be enforced by us, our officers and directors, employees and agents, including the underwriters and any other professional or entity who has prepared or certified any part of this prospectus. Nothing in our amended and restated certificate of incorporation and amended and restated bylaws preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware, or a Foreign Action, in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation and amended and restated bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation and amended and restated bylaws will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Dividends

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant. Following the completion of this offering, our board of directors may elect to pay cash dividends on our Class A common stock. See “Dividend Policy.”

Anti-Takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the consummation of the Organizational Transactions, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the rules of the                 . These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans and, as described under “Certain Relationships and Related Party Transactions—LILP Partnership Agreement—Agreement in Effect Upon Consummation of the Organizational Transactions—Common Unit Redemption Right,” funding of redemptions of common units. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. Our amended and restated certificate of incorporation will also provide that subject to the rights of the holders of any series of preferred stock then outstanding, for as long as the amended and restated certificate of incorporation provides for a classified board of directors, any director, or the entire board of directors, may be removed only for cause by an affirmative vote of at least two-thirds of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, at a meeting duly called for that purpose. See “Management—Composition of our Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Stockholder Action by Consent

Our amended and restated certificate of incorporation will provide that at any time when the LILP Controlling Partners beneficially own, in the aggregate, at least a majority of the voting power of the Company entitled to vote generally in the election of directors, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, are signed by the holders of our outstanding shares of the Company representing not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all outstanding shares of the Company entitled to vote thereon were present and voted and such consent is delivered to us in accordance with applicable law. However, at any time when the LILP Controlling Partners beneficially own, in the aggregate, less than a majority of the voting power of the Company entitled to vote generally in the election of directors, any action required or permitted to be taken at any annual or special meeting of stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by consent in lieu of a meeting; provided, however, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable preferred stock designation.

Special Meetings of Stockholders

Our amended and restated bylaws will provide that a special meeting of our stockholders may be called only by the chairperson of the board of directors, pursuant to a resolution adopted by a majority of the whole board of directors or by our secretary, upon the written request of the stockholders holding a majority of the voting power of the Company.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and provide us with information on the timeframe set forth in the amended and restated bylaws. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business or nominations before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Amendment of Certificate of Incorporation or Bylaws

The DGCL provides generally that the affirmative vote of the holders of a majority of the shares entitled to vote thereon is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Upon consummation of the Organizational Transactions, our amended and restated bylaws may be amended or repealed by (i) a majority vote of our whole board of directors or (ii) the stockholders, provided that at any time when the LILP Controlling Partners beneficially own, in the aggregate, less than a majority of the voting power of the Company entitled to vote generally in the election of directors, in addition to any vote of the holders of any class or series of capital stock of the Company required by any provision of the amended and restated certificate of incorporation (including any certificate of designation with respect to preferred stock), the amended and restated bylaws or applicable law, the affirmative vote of at least two-thirds of the voting power of all outstanding voting stock of the Company entitled to vote, voting together as a single class, shall be required in order for the stockholders to amend or repeal any provision of our amended and restated bylaws.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the consummation of the Organizational Transactions, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is                 .

Trading Symbol and Market

We have applied to list our Class A common stock on the                 under the symbol “LCLN.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon redemption or exchange of common units of the LILP Partners), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we intend to apply to have our Class A common stock listed on the                 , we cannot assure you that there will be an active public market for our Class A common stock.

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of Class A common stock, assuming the issuance of                  shares of Class A common stock offered by us in this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement, and any Class A common stock purchased by our directors, officers and employees pursuant to our Reserved Share Program shall be subject to the lock-up agreements as described below under “—Lock-Up Agreements.”

In addition, each common unit held directly or indirectly by the LILP Partners will be redeemable, at the election of each LILP Partner, for, at our election, (i) newly issued shares of our Class A common stock on a one-for-one basis, (ii) in connection with a redemption exercised in connection with the closing of this offering, a cash payment equal to the price per share for which shares of Class A common stock are sold in this offering less the underwriters’ discounts, or (iii) to the extent there is cash available from a secondary offering, a cash payment equal to a volume-weighted average market price of one share of Class A common stock for common unit so redeemed, in each case, in accordance with the terms of the LILP Partnership Agreement; provided that, at our election, we may effect a direct exchange by Lincoln International, Inc. of such Class A common stock or such cash, as applicable, for such common units. The LILP Partners may, subject to exceptions, exercise such redemption right for as long as their common units remain outstanding. See “Certain Relationships and Related Party Transactions—LILP Partnership Agreement.” Upon consummation of the Organizational Transactions, the LILP Partners will hold                  common units, all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances.

Lock-Up Agreements

We, our officers and directors and the LILP Partners have agreed that, without the prior written consent of                 and                 , we and they will not, subject to exceptions, during the period ending 180 days after the date of this prospectus:

•

offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, or exchangeable for, or that represent the right to receive, shares of our Class A common stock;

•

engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to, or which reasonably could be expected to lead to, or result in, a sale, loan, pledge or other disposition of shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, whether any transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise;

•	otherwise publicly announce any intention to engage in or engage in or cause any action or activity described above or transaction or arrangement described above; or

•	make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for shares of common stock.

Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, in their sole discretion as representatives, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. These agreements are subject to exceptions described under “Underwriting.”

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

In general, a person who has beneficially owned our Class A common stock that are restricted shares for at least six months would be entitled to sell such securities, provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our Class A common stock that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of our Class A common stock then outstanding; or

•

the average weekly trading volume of our Class A common stock on the                 during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of Class A common stock issued or issuable under the Plan and the ESPP.

We expect to file the registration statement covering shares offered pursuant to the Plan and the ESPP shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.                  shares will be reserved for issuance under the Plan. See “Executive and Director Compensation—Equity Incentive Plans” for a description of the Plan and the ESPP.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE

APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” following the completion of this offering, our board of directors may elect to pay cash dividends on our Class A common stock. If we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC

Total

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to purchase up to an additional                  shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and the LILP Partners have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the LILP Partners’ common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to the Plan or the ESPP. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the shares of our Class A common stock on the                  under the symbol “LCLN.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the                 , in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                million.

We will also agree to reimburse the underwriters for expenses relating to any applicable state securities filings and to clearance of this offering with the Financial Industry Regulatory Authority. We will also agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Reserved Share Program

At our request, the underwriters have reserved up to                  shares of Class A common stock, or     % of the shares offered by this prospectus, for sale at the initial public offering price, to some of our directors, officers, employees, business associates and related parties as well as business associates and related parties of the LILP Controlling Partners.

The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these individuals or entities purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered by this prospectus.                  will administer our reserved share program.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no shares of Class A common stock have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares of Class A common stock which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares of Class A common stock may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)    to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)    in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of Class A common stock shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who initially acquires any common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed with us and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior written consent of the representatives has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of Class A common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares of Class A common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares of Class A common stock may be offered to the public in the United Kingdom at any time:

(a)    to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)    in any other circumstances falling within Section 86 of the FSMA;

provided that no such offer of the shares of Class A common stock shall require the us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of Class A common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of Class A common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares of Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares of Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of our Class A common stock should conduct their own due diligence on such shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Switzerland

The Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, our company or our common stock has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A common stock.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of our Class A common stock may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of our Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of our common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

VALIDITY OF CLASS A COMMON STOCK

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Los Angeles, California, and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The balance sheet of Lincoln International, Inc. as of April 6, 2022 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such balance sheet is included in reliance upon the report of such firm given their authority as experts in auditing and accounting.

The consolidated financial statements of Lincoln International, LP as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement and its exhibits may be accessed through the SEC’s website at www.sec.gov, as further discussed below.

Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The SEC maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also maintain a website at www.lincolninternational.com. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Lincoln International, Inc.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Lincoln International, Inc. (the “Company”) as of April 6, 2022, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of April 6, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

May 4, 2022

Chicago, Illinois

We have served as the Company’s auditor since 2022.

Lincoln International, Inc.

Balance Sheet

As of April 6, 2022

Assets
Cash	$0

Total Assets	$0

Stockholders’ equity
Common Stock, $0.0001 par value per share, 100 shares authorized	$0

Total stockholders’ equity	$0

The accompanying notes are an integral part of the financial statement.

LINCOLN INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENT

Note 1. Organization

Lincoln International, Inc. (the “Company”) was formed as a Delaware corporation on April 6, 2022. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Lincoln International, LP and its subsidiaries. Upon successful completion of a public offering, as the general partner of Lincoln International, LP, the Company is expected to operate and control all of the business and affairs of Lincoln International, LP, and through Lincoln International, LP, continue to conduct the business now conducted by these subsidiaries.

Note 2. Basis of Presentation and Significant Accounting Policies

The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB). Separate statement of operations, comprehensive income, changes to stockholders’ equity, and cash flow have not been presented because there have been no activities in this entity as of April 6, 2022.

Use of estimates: The preparation of the Company’s financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Common Stock

On April 6, 2022, the Company was authorized to issue 100 shares of common stock, par value $0.0001 per share.

Note 4. Subsequent Events

The Company has evaluated subsequent events through May 4, 2022. The Company has concluded that no subsequent events have occurred that require disclosure.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Directors of Lincoln International, LP and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lincoln International, LP and Subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Chicago, Illinois

May 4, 2022

We have served as the Company’s auditor since 2020.

Lincoln International, LP and Subsidiaries

Consolidated Balance Sheets

(USD in thousands)	December 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	$371,112	$191,123
Restricted cash	3,104	1,620
Accounts receivable, net of allowance	31,742	24,869
Unbilled client receivable	2,602	8,006
Partner receivable	31,905	6,559
Prepaid expenses	6,824	4,509
Income tax receivable	2,675	2,182
Other assets	19,155	9,139
Furniture, equipment and leasehold improvements, net	28,877	25,872
Deferred tax asset	328	1,661
Investment in affiliate	—	1,422
Goodwill	3,278	1,546
Right-of-use lease asset	101,354	72,576

Total assets	$602,956	$351,084

Liabilities and Equity
Liabilities
Accounts payable and accrued expenses	$35,702	$19,701
Compensation payable	69,657	41,695
Income tax payable	4,798	2,734
Deferred revenue	1,531	2,100
Deferred tax liability	146	38
Lease liability	126,528	90,164

Total liabilities	238,362	156,432

Commitments and contingencies (note 5)
Equity
Partners’ equity	358,655	189,648
Noncontrolling interest	5,939	5,004

Total equity	364,594	194,652

Total liabilities and equity	$602,956	$351,084

See Notes to Consolidated Financial Statements.

Lincoln International, LP and Subsidiaries

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
(USD in thousands)	2021	2020
Revenues:
Client revenues	$635,661	$319,649
Management fees from affiliate	—	210
Reimbursed expenses	4,991	3,110
International assistance fee from affiliate	—	1,657

Total revenues	640,652	324,626

Expenses:
Compensation and related expenses	224,001	137,152
Travel, meals and entertainment	10,861	5,848
International assistance fee to affiliate	—	614
Rent and occupancy	14,051	14,096
Recruiting and training	6,158	3,368
Information technology and communication services	8,320	5,992
Consulting and professional service fees	15,236	14,303
Depreciation and amortization	3,685	2,177
Other operating expenses, net	14,198	12,024

Total expenses	296,510	195,574

Income before income taxes	344,142	129,052
Provision for income taxes	21,664	2,308

Net income	322,478	126,744
Less: net income (loss) attributable to noncontrolling interest	1,864	(908)

Net income attributable to Lincoln International LP	$320,614	$127,652

Other comprehensive income:
Foreign currency translation adjustment	$(2,365)	$843

Comprehensive income	$320,113	$127,587

See Notes to Consolidated Financial Statements.

Lincoln International, LP and Subsidiaries

Statements of Changes in Equity

(USD in thousands)	Partners’ Equity	Noncontrolling Interest	Total Equity
Balance as of January 1, 2020	$162,767	$4,948	$167,715
Net income	127,652	(908)	126,744
Other comprehensive income—cumulative translation adjustment	426	417	843

Comprehensive income	128,078	(491)	127,587
Contributions	7,679	547	8,226
Distributions	(108,876)	—	(108,876)

Balance as of December 31, 2020	$189,648	$5,004	$194,652

Balance as of January 1, 2021	$189,648	$5,004	$194,652
Net income	320,614	1,864	322,478
Other comprehensive income—cumulative translation adjustment	(1,698)	(667)	(2,365)

Comprehensive income	318,916	1,197	320,113
Contributions	18,836	14	18,850
Distributions	(169,021)	—	(169,021)
Purchase of noncontrolling interest	276	(276)	—

Balance as of December 31, 2021	$358,655	$5,939	$364,594

See Notes to Consolidated Financial Statements.

Lincoln International, LP and Subsidiaries

Consolidated Statements of Cash Flows

(USD in thousands)	2021	2020
Cash Flows from Operating Activities
Net income	$322,478	$126,744
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,614	2,177
Deferred income taxes, net	1,437	11
Gain on initial consolidation of equity method investment	(580)	—
Share of income from equity method investment	(342)	(108)
Loss on disposal of fixed assets	339	153
Non-cash lease expense	9,432	11,371
Non-cash compensation expense	3,780	—
Decrease (Increase) in operating assets and liabilities:
Accounts receivable, net	(6,156)	9,044
Unbilled client disbursements receivable	5,913	(2,864)
Partner receivable	(9,147)	527
Receivable from affiliates	736	707
Prepaid expenses	(1,946)	(913)
Income tax receivable	(467)	214
Other assets	(4,358)	7,768
Accounts payable and accrued expenses	14,128	452
Payable to affiliates	188	(1,632)
Compensation payable	25,554	8,075
Income tax payable	2,015	333
Deferred revenue	(473)	6
Lease liability	(1,818)	(6,811)

Net cash provided by operating activities	364,327	155,254

Cash Flows from Investing Activities
Purchases of furniture, equipment and leasehold improvements	(6,437)	(22,958)
Excess of cash acquired on acquisition of subsidiary company	4,331	—

Net cash used in investing activities	(2,106)	(22,958)

Cash Flows from Financing Activities
Distributions to partners	(185,221)	(108,876)
Contributions from partners	8,099	8,226

Net cash used in financing activities	(177,122)	(100,650)

Effect of exchange rate changes on cash and equivalents	(3,626)	2,503

Net increase in cash, cash equivalents and restricted cash	181,473	34,149
Cash, cash equivalents and restricted cash, beginning of year	192,743	158,594

Cash, cash equivalents and restricted cash, end of year	$374,216	$192,743

SUPPLEMENTAL CASH FLOW DISCLOSURE
Payments for income taxes	$20,250	$1,590

See Notes to Consolidated Financial Statements.

LINCOLN INTERNATIONAL, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Lincoln International, LP (the “Parent”), together with its consolidated domestic and foreign subsidiaries and affiliates (collectively, the “Company”), is a multinational entity engaged in providing merger and acquisition advisory, capital advisory, restructuring, valuation advisory, private funds advisory, and other related services to private equity firms, public corporations, and privately-owned companies for middle-market transactions worldwide. The Company conducts its business from its headquarters in the United States, and its regional offices and affiliates throughout the world. Offices of the Parent are located in Chicago, Dallas, Los Angeles, New York, and San Francisco. The foreign subsidiaries and affiliates are located in Austria, Belgium, Brazil, China, Hong Kong, France, Germany, India, Italy, Japan, the Netherlands, Spain, Switzerland, Sweden, and the United Kingdom.

Partnership Agreement: The Parent is a Delaware limited partnership and the General Partner of the Parent is LI GP, Inc., a Delaware corporation. Partner contributions, distributions and income allocations are governed by the Parent’s Partnership Agreement.

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. The following is a summary of the Company’s significant accounting policies:

Principles of consolidation: The consolidated financial statements include the accounts of the Parent and its wholly-owned and majority-owned subsidiaries. The equity method of accounting is used for investments in affiliates over which the Company has significant influence but does not have control. Significant influence is generally deemed to exist when the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Intercompany accounts and transactions are eliminated in consolidation. Non-controlling interests are reported as a component of equity on the consolidated balance sheet.

Foreign currency translation: The financial statements of foreign subsidiaries and affiliates are translated to U.S. dollars using the period-end exchange rate for assets and liabilities and average exchange rates for activity in the statement of operations. Equity transactions are translated at the exchange rate in effect on each related transaction date. Cumulative translation adjustments are included as a component of equity in the consolidated balance sheet. The local currency is the functional currency for the foreign subsidiaries and affiliates.

Use of estimates: The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid debt instruments acquired with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include amounts deposited in money market accounts or money market instruments. The Company considers any portion of cash that cannot be withdrawn without prior notice or penalty to be restricted cash. See Note 7 for a description of the Company’s restricted cash.

As of December 31, 2021 and December 31, 2020, cash and restricted cash were as follows:

(USD in thousands)	2021	2020
Cash and cash equivalents, end of period	$371,112	$191,123
Restricted cash, end of period	3,104	1,620

Cash and cash equivalents and restricted cash, end of period	$374,216	$192,743

Fair value of financial instruments: Investments are recorded on the trade date and are reflected at fair value. Unrealized gains and losses are reflected in other income.

Revenue recognition and accounts receivable: Client revenues are recognized when the Company satisfies its performance obligation by delivering the promised services to its clients under the terms of each engagement. The Company’s client revenues generally consist of a success fee and sometimes a nonrefundable up-front fee. The Company may also receive milestone fees and opinion fees for select engagements.

The nonrefundable fee is initially recorded as a deferred revenue liability and is recognized over time as the performance obligations are provided by the Company. The Company’s standard practice is to recognize this deferred revenue over 8 months, which the Company has assessed as the average life of an engagement. Any nonrefundable fees are recognized immediately if a deal is considered to be terminated or closed before the amount of the deferred revenue is fully recognized.

Milestone fees arise when a specific outcome, which is outlined in the client contract, has been reached in an investment banking engagement. The Company fully recognizes milestone fee revenue when it is billed since the performance obligation has been achieved.

The Company recognizes success fee revenue upon the satisfaction of the performance obligation, which generally occurs upon the successful closing of an engagement.

Fairness opinion engagement revenues generally consist of an up-front fee and an opinion fee. The Company has assessed the average life of a fairness opinion engagement as three weeks; therefore, its standard practice is to recognize the up-front fee revenue when it is billed. The opinion fee revenue is recognized upon completion of the opinion. At this time, the Company’s performance obligation is fulfilled, and the client obtains control of the promised service.

For the year ended December 31, 2021 and December 31, 2020, client revenues consists of:

(USD in thousands)	December 31, 2021	December 31, 2020
Success, advisory and opinion fees	$617,257	$303,586
Nonrefundable up-front and milestone fees	18,404	16,063

Total client revenues	$635,661	$319,649

Client revenues are presented before the impact of client reimbursed deal expenses. Expenses related to investment banking deals are recognized as expenses on the statement of income as incurred. Revenue related to the reimbursement of these expenses is reported separately as reimbursed expenses on the statement of income when the Company is contractually entitled to reimbursement.

While the majority of the Company’s revenue is earned from success fees on the successful closing of an engagement, deferred revenue represents the contract liabilities related to non-refundable fees received for which the performance obligation has not been satisfied.

The Company operates its business through its two operating and reporting segments: Investment Banking Advisory and Valuations and Opinions (see Note 2: Segments).

Accounts receivable primarily represents contract assets due from investment banking and advisory services and includes both billed and unbilled amounts. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. Allowance for credit losses is based primarily on historical collection experience. As of December 31, 2021, and December 31, 2020, the balance of allowance for credit losses was $0.1 million and $0.1 million, respectively.

As of December 31, 2021, and December 31, 2020, the asset and liability balances related to contracts with clients were as follows:

(USD in thousands)	December 31, 2021	December 31, 2020
Client accounts receivable, net of allowance	$34,344	$32,875
Deferred revenue	$1,531	$2,100

Furniture, equipment, and leasehold improvements: Fixed assets are recorded at cost less accumulated depreciation and amortization. Cost comprises purchase price and directly attributable costs of bringing the asset to its working condition for the intended use. Any trade discounts and rebates are deducted in arriving at the purchase price. Depreciation and amortization are computed under straight-line methods.

Computer equipment	3-10 years
Other equipment	3-10 years
Furniture	3-15 years
Leasehold improvements	Lease term
IT software	3-4 years

Accounts payable and accrued expenses: Accounts payable and accrued expenses for the years ended December 31, 2021 and December 31, 2020 were as follows:

(USD in thousands)	December 31, 2021	December 31, 2020
Accounts payable	$28,690	$13,787
Accrued expenses	7,012	5,914

Total accounts payable and accrued expenses	$35,702	$19,701

Income taxes: The Parent is organized as a limited partnership under the Internal Revenue Code. The Parent is not subject to federal income tax, but may be subject to certain state and local taxes. Each partner is individually liable for taxes on his or her share of the Parent’s income or loss. Certain foreign subsidiaries and affiliates are subject to income taxes in their jurisdictions.

The Company files tax returns in all appropriate jurisdictions, which include federal, state, local and international filings. The Company files tax returns in certain state jurisdictions on a composite basis on behalf of the partners. Additionally, the Company elected in 2021 to be taxed at the entity level in certain states, resulting in an increase in the state income tax provision (see Note 14: Income Taxes). Taxes paid on behalf of the partners are recorded in Partner receivable in the consolidated balance sheet.

Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax carryforwards and temporary differences in the timing of the recognition of income and expense for tax and financial reporting purposes. Temporary differences arise from differences between the book basis and tax basis of the assets and liabilities of the applicable subsidiaries or affiliates, which are expected to reverse at some future date. The provision for income taxes equals income taxes currently payable for the year and the net change in the deferred asset/liability balance.

The Company records a valuation allowance to reduce its deferred tax asset when it is not more likely than not that such amount will be realized. Deferred taxes have been provided for applicable subsidiaries and affiliates and are reported in the consolidated balance sheet.

The Company has adopted the guidance issued by the FASB on accounting for uncertainty in income taxes. Accounting Standards Codification (ASC) Topic 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, and disclosure. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority.

Tax positions deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions as of December 31, 2021. The Parent is generally not subject to U.S. federal, state, or local income tax examinations for tax years before 2017.

Effective January 1, 2021, the Company adopted ASU No. 2019-12, “Income Taxes” (“ASU 2019-12”). ASU 2019-12 removes certain rule exceptions to simplify accounting for income taxes. ASU 2019-12 does not have a material impact to our overall income taxes.

Goodwill: Goodwill is recognized for the excess of the purchase price over the fair value of the tangible and identifiable intangible net assets of businesses acquired. The Company reviews goodwill for impairment annually or whenever indicators of impairment exist. An impairment would occur if the carrying amount of a reporting unit exceed the fair value of that reporting unit. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a goodwill impairment test to assess if the carrying value of goodwill exceeds its fair value, in which case an impairment loss is recognized. A discounted cash flow model is used to determine the fair value of the Company’s single reporting unit for purposes of testing for impairment. The Company performs its annual impairment test on December 31. There were no impairments for the year ended December 31, 2021.

Leases: The Company has adopted ASU No. 2016-02, “Leases (Topic 842)”. This standard requires lessees to recognize a right-of-use asset and lease liability for all leases that have a duration of longer than one year. The standard requires additional disclosures to understand the financial impact, timing and cash flows associated with its lease commitments. Upon adoption, the Company elected to utilize the practical expedients permitted within the standard, which apply to leases beginning prior to adoption. The Company used a modified retrospective approach, which permitted the valuation of all existing leases at the adoption date and without revising prior periods. The Company was also allowed to carry forward the historical lease classification. (See Note 5: Leases).

Reclassification: Certain prior period amounts have been reclassified to conform with the current period presentation. Advertising and promotion expense was previously separately reported in the Consolidated Statement of Operations and Comprehensive Income, but for the year ended December 31, 2021 is included within Other operating expenses, net, resulting in an increase of $1.6 million from amounts reported within this line item for the year ended December 31, 2020. Additionally, Other income was previously reported as a component of total revenue, but for the current period is reported within Other operating expenses, net, resulting in a decrease in total revenues for the year ended December 31, 2020, and a corresponding decrease in Other operating expenses, net of $2.1 million.

Note 2. Segments

The Company operates its business through its two operating and reporting segments: Investment Banking Advisory and Valuations and Opinions. Each segment is individually managed and provides separate services which require specialized expertise for the provision of those services.

The Investment Banking Advisory segment offers a range of services related to mergers and acquisitions, with key areas of focus including sell-side advisory, buy-side advisory, asset sales and divestitures, restructuring, primary and secondary capital raising, and merger-related engagements. The Company’s client base includes private equity, public and private company executives, boards of directors, special committees and financial sponsors.

Valuations and Opinions provides valuation services to investment funds and financial institutions. The team’s client list includes businesses, investment companies, credit opportunity, private equity, venture, and hedge funds. Services include portfolio valuations, business valuations, and transaction opinions.

The Company’s chief operating decision maker, or CODM, consists of the Company’s three General Partner Directors. This team reviews financial information presented on a consolidated basis, accompanied by information about the Company’s revenue and profitability, for purposes of making operating decisions, assessing financial performance and allocating resources. The CODM receives discrete financial information for the Company’s two reportable segments. The CODM reviews both segment revenue and segment income before income taxes as the key segment measures of performance.

The Company’s segment information for the years ended December 31, 2021, and 2020 is prepared using the following methodology:

•	Segment revenues represent client fees earned and invoiced for the various services offered within each segment.

•	Segment expenses

•	Expenses directly associated with each segment which include:

•	Compensation expense

•	Non-compensation expenses, which include expenses for travel and entertainment, professional fees, recruiting and training and marketing.

•	Expenses not directly associated with specific segments are allocated based on the most relevant measures applicable, including client revenues, headcount, and other performance-based factors.

•

Indirect costs include rent and occupancy costs, depreciation and amortization, as well as administrative services (including compensation and other operating expenses) such as finance, human capital, legal, marketing, information technology, and senior management activities.

•

Segment income before income taxes consists of segment revenues, less segment expenses which include (a) direct expenses including compensation, travel, meals and entertainment, recruiting and training, professional fees, and bad debt and (b) indirect expenses allocated to the segments.

•

Segment assets are those assets which are directly associated with each segment. The Company considers Accounts Receivable to be the only relevant segment asset as it is easily identifiable by segment.

The Company evaluates segment results based on segment revenues and segment income before income taxes.

The following information presents each segment’s revenue and expenses for the years ended December 31, 2021 and 2020:

(USD in thousands)	December 31, 2021	December 31, 2020
Segment Revenues
Investment Banking Advisory	$581,565	$278,648
Valuations and Opinions	54,096	42,868

Total Segment Revenues	$635,661	$321,516

All Other Revenues(1)	4,991	3,110

Total Revenues	$640,652	$324,626

Segment Operating Expenses
Compensation Expenses
Investment Banking Advisory	$204,908	$125,171
Valuations and Opinions	19,093	11,981

Total Compensation Expenses	$224,001	$137,152

Non Compensation Expenses
Investment Banking Advisory	$57,708	$46,648
Valuations and Opinions	9,810	8,664

Total Non-Compensation Expenses	$67,518	$55,312

Total Segment Operating Expenses
Investment Banking Advisory	$262,616	$171,819
Valuations and Opinions	28,903	20,645

Total Segment Operating Expenses	$291,519	$192,464

All Other Expenses(2)	4,991	3,110

Total Operating Expenses	$296,510	$195,574

Segment Income Before Income Taxes
Investment Banking Advisory	$318,949	$106,829
Valuations and Opinions	25,193	22,223

Total Segment Income Before Income Taxes(3)	$344,142	$129,052

Segment Assets
Investment Banking Advisory	$23,199	$16,633
Valuations and Opinions	8,543	8,236

Total Segment Assets	$31,742	$24,869

All Other	571,214	326,215

Total Assets	$602,956	$351,084

(1)	All other revenues include revenues for reimbursable expenses and are not reported by segment.
(2)	All other expenses include all expenses that were reimbursed and are not reported by segment.
(3)	Total segment income before income taxes reconciles to income before income taxes on the consolidated statements of comprehensive income.

Note 3. Geographic Information

Due to the highly integrated nature of international financial markets, the Company generally manages its business based on the operating results of the enterprise taken as whole, not by geographic region. Accordingly, management believes that profitability by geographic region is not necessarily meaningful. The Company’s revenue and identifiable assets are generally reported based on the country or domicile of the legal entity providing the service.

The following table disaggregates the revenues and assets based on the location of the office that generates the revenues or holds the assets, and therefore may not be reflective of the geography in which our clients are located. No client accounted for more than 10% of revenues for the years ended December 31, 2021, and 2020.

(USD in thousands)	December 31, 2021	December 31, 2020
Revenues
Americas	$494,759	$260,551
Europe	139,479	60,792
Asia	6,414	3,283

Total Revenues	$640,652	$324,626

Income (Loss) Before Income Taxes
Americas	$321,306	$135,450
Europe	24,724	(2,130)
Asia	(1,888)	(4,268)

Total Income (Loss) Before Income Taxes	$344,142	$129,052

Assets
Americas	$451,527	$257,569
Europe	143,947	86,228
Asia	7,482	7,287

Total Assets	$602,956	$351,084

Note 4.    Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below.

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company held a money market account with a fair value of $25.2 million and $25.2 million as of December 31, 2021 and December 31, 2020, respectively. The money market account is categorized as a Level 1 asset in the fair value hierarchy and is included in cash and cash equivalents in the consolidated balance sheet.

The Company assesses the levels of assets and liabilities measured at fair value at each measurement date and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2 and 3 during the year ended December 31, 2021 and December 31, 2020.

Note 5. Leases

The Company is a lessee in several operating leases for office space and minor office equipment with noncancelable terms in excess of one year. The Company determines if a contract contains a lease at the contract’s inception and when the terms of an existing contract change. These leases can contain renewal options or early termination periods ranging from one to five years. Because the Company is not reasonably certain to exercise the renewal options or termination options, the renewal or termination periods are disregarded when determining the lease term and the costs associated with the renewal or termination options are excluded from lease payments.

At the commencement date of the lease, the Company recognizes a lease liability and a right-of-use asset. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The Company uses its incremental borrowing rate as the discount rate because the implicit rates of its leases are not readily determinable. The incremental borrowing rate is the rate of interest the Company would pay to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The right-of-use asset is subsequently measured throughout the lease term at the present value of the remaining lease payments, plus any prepaid lease payments, less the unamortized balance of lease incentives received. Lease cost is recognized on a straight-line basis over the lease term.

For the year ended December 31, 2021, the weighted average remaining lease term and discount rate for the Company’s operating leases are 10.6 years and 2.3%, respectively.

For the year ended December 31, 2020, the weighted average remaining lease term and discount rate for the Company’s operating leases are 10.6 years and 2.3%, respectively.

The right-of-use assets arising from entering new operating leases during the years ended December 31, 2021 and December 31, 2020 were $36.4 million and $39.8 million, respectively.

For the years ended December 31, 2021 and 2020, the cash paid for operating leases was $9.8 million and $8.1 million, respectively.

Future minimum annual rentals required under the lease agreements, excluding additional payments for certain operating, tax, and maintenance costs as of December 31, 2021 are approximately as follows:

(USD in thousands)	Total
2022	$13,741
2023	14,955
2024	15,743
2025	13,968
2026	13,775
Thereafter	90,428

Total	$162,610

Less: LI France lease obligation	16,309
Less: Present value adjustment	19,773

Total lease liability	$126,528

In November 2021, LI France entered into an operating lease for a new office space in Paris and will take possession of the space in August 2022. The lease terminates in July 2032.

In 2021 and 2020, rental expense, excluding operating expenses and real estate taxes, was $10.6 million and $9.7 million, respectively.

Note 6. Furniture, Equipment and Leasehold Improvements

At December 31, 2021 and December 31, 2020, furniture, equipment, and leasehold improvements, net consists of:

(USD in thousands)	December 31, 2021	December 31, 2020
Furniture and equipment	$9,725	$5,811
Leasehold improvements	25,507	10,888
Software	1,148	—
Construction in Progress	984	14,686

Total	37,364	31,385
Accumulated depreciation and amortization	(8,487)	(5,513)

Total	$28,877	$25,872

Depreciation and amortization expenses for fixed assets totaled $3.7 million and $2.2 million for the year ended December 31, 2021 and December 31, 2020, respectively.

None of the Company’s furniture, equipment and leasehold improvements is pledged or issued as collateral or security as of December 31, 2021 and December 31, 2020.

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

As of December 31, 2021 and December 31, 2020, there were no indicators of impairment with respect to these long-lived assets.

Note 7. Commitments and Contingencies

The Company has security deposit requirements on office leases for which it maintains letters of credit with JPMorgan Chase and Morgan Stanley. JPMorgan Chase and Morgan Stanley have placed restrictions on the Company’s cash resources in the amounts of $0.3 million and $2.7 million, respectively. The Company pledged $25 million in cash for the Parent’s line of credit at Morgan Stanley, which has a borrowing capacity of $20 million. There were no outstanding borrowings at December 31, 2021 and at December 31, 2020. There were no fees associated with the unused portion of the line of credit.

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties and that provide indemnifications under certain circumstances. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8. Employee Compensation and Benefit Plan

Certain employees’ compensation consists of a base salary and an annual performance bonus. The annual performance bonus payable to employees may be subject to forfeiture if, among other things, the employee’s employment terminates prior to the payment date. This compensation is expensed over the period that future service is provided. The annual performance bonus, subject to certain conditions, is fully paid within two years after the date of the award. The Company may also award cash bonuses to new employees as incentives to join the Company. These bonuses may be paid over time, and future payments related to these awards are generally subject to the same forfeiture provisions as the annual performance bonuses. Compensation payable at December 31, 2021 and December 31, 2020 was $68.0 million and $40.2 million, respectively.

The Company maintains a qualified profit sharing and 401(k) plan for the benefit of all US employees who have attained age 18 and have enrolled in the Company’s 401(k) plan no later than October 1st of the plan year. Effective January 1, 2017, the Company makes a 3% safe harbor non-elective contribution with immediate vesting for Non-Highly Compensated Employees (as defined by the IRS). The Company also makes a discretionary profit-sharing contribution to Highly Compensated Employees, subject to vesting over a six-year period. Employer discretionary profit-sharing contributions for the year ended December 31, 2021 and December 31, 2020 were $1.7 million and $1.5 million, respectively.

The following table reconciles compensation payable and accrued profit sharing to compensation and related expenses on the consolidated balance sheets for the years ended December 31, 2021 and December 31, 2020, respectively.

(USD in thousands)	December 31, 2021	December 31, 2020
Compensation payable	$68,007	$40,164
Accrued profit sharing payable	1,650	1,531

Total compensation payable	$69,657	$41,695

The Company, through its office in the United Kingdom, also operates a defined contribution pension plan. The assets of the plan are held separately from those of the Company in an independently administered fund. The pension cost charge represents contributions payable by the Company to the fund. There were no contributions payable to the plan at the balance sheet date.

Note 9. Concentration of Credit Risk

The Company maintains deposits at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and management believes the Company is not exposed to any significant credit risk.

Note 10. Related-Party Transactions

Amounts relating to receivables from affiliates and payables to affiliates represent balances with non-consolidated entities as of December 31, 2021 and December 31, 2020 are made up of loans, service payments, shareholder fees, and international assistance fees and are as follows:

(USD in thousands)	December 31, 2021		December 31, 2020
	Receivable	Payable	Receivable	Payable
Total Related-Parties	$—	$—	$647	$(460)

	Revenue	Expense	Revenue	Expense
Total Related-Parties	$—	$—	$1,867	$(614)

During 2021, the Company recorded a receivable of $7.0 million from Lincoln International Partners Holdings, LLC, for the purchase of ownership in the Lincoln International, LP partnership. Owners of Lincoln International Partners Holdings, LLC consist of international partners of Lincoln International, LP. Lincoln International Partners Holdings, LLC allows international partners an opportunity of ownership in Lincoln International, LP without the administrative burden caused by filing taxes in multiple jurisdictions in the United States. This amount is recorded in Other Assets on the Consolidated Balance Sheet.

Note 11. Investment in Affiliate

Prior to May 2021, the company accounted for its investment in Lincoln International SAS (LI France) under the equity method as the Company was able to exercise significant influence over LI France. The Parent had an effective combined ownership of 33.3% of LI France’s equity held by the Parent either directly or indirectly via Lincoln International AG (LI Germany) as of December 31, 2020.

In May 2021, the company acquired the remaining interest in LI France (see Note 12: Business Combinations).

Note 12. Business Combinations

On May 31, 2021, LI LP acquired the remaining 66.7% of LI France’s shares from the local management in exchange for $4.7 million in cash.

The Company accounted for this transaction as a step acquisition remeasuring its existing 33.3% interest in LI France valued at $1.8 million to a fair value of $2.3 million. The corresponding remeasurement gain of $580 thousand is recorded on the Consolidated Statements of Comprehensive Income in Other operating expenses, net.

Assets and liabilities held by LI France as of May 31, 2021, consisted of cash, accounts receivable, other current assets, furniture, equipment, and leasehold improvements, payables, and shareholder loans. There were no identifiable intangible assets to consider under the acquisition.

The following unaudited pro forma financial information is based on the historical financial statements of the Company and presents the Company’s results as if the business combination had occurred as of January 1, 2020:

(USD in thousands)	Pro forma year ended December 31, 2021 (unaudited)	Pro forma year ended December 31, 2020 (unaudited)
Revenue	$648,265	$336,259
Net Income	$347,172	$129,436

The company did not have any material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

Note 13. Equity Transactions

In November 2020, LI LP purchased 5,500 of LI Germany’s treasury shares in exchange for $1.7 million in cash. As a result of this transaction, LI LP’s investment in LI Germany increased by 5.5%, for a total ownership percentage of 59.5%. In May 2021, LI LP purchased 4,000 of local management’s shares in exchange for $1.2 million in cash proceeds. As a result of this transaction, LI LP’s investment in LI Germany increased by 4% for a total ownership percentage of 63.5%.

In December 2020, LI LP purchased 1,265 of LI France’s shares from LI Germany in exchange for $1.2 million in cash proceeds. As a result of this transaction, LI LP’s investment in LI France increased by 16.7% for a total ownership percentage of 33.3%. In May 2021, LI LP purchased the remaining 5,060 shares of LI France (see Note 12: Business Combinations).

Note 14. Income Taxes

The components of the Company’s provision for income taxes for the years ended December 31, 2021 and December 31, 2020 consisted of the following:

(USD in thousands)	2021	2020
Current
Federal	$—	$—
State	18,094	822
Foreign	3,727	1,473

Total current	21,821	2,295

Deferred
Federal	—	—
State	156	39
Foreign	(313)	(26)

Total deferred	(157)	13

Total provision for income taxes	$21,664	$2,308

The major components of the Company’s deferred tax assets and deferred tax liability at December 31, 2021 and December 31, 2020 were as follows:

(USD in thousands)	2021	2020
Deferred tax asset
Accrual to cash adjustment	$9	$54
Net operating losses	726	2,333
Fixed assets	—	6

Gross deferred tax asset	$735	$2,393

Valuation allowance	(407)	(732)

Total tax asset	$328	$1,661

Deferred tax liability
Fixed assets	$(146)	$(38)

Total tax liability	$(146)	$(38)

Management assesses the available evidence to estimate whether sufficient future taxable income will be generated to permit the use of the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2021 and December 31, 2020, valuation allowances of $0.4 million and $0.7 million have been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The valuation allowance relates to certain foreign jurisdictions with historical losses on a cumulative basis. The amount of the valuation allowance could be adjusted in future periods if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the company’s projections for growth.

As of December 31, 2021 and December 31, 2020, the Company had net loss carryforwards for foreign income tax purposes of approximately $0.7 million and $2.3 million, respectively. The carryforward periods are as follows:

Country	NOL Treatment
China	Limited to 5 years carryforward with limited exceptions

Japan	Limited to 10 years carryforward (9 years carryforward if loss occurred before April 1, 2018) and may only offset 50% of taxable income in a given year

Spain	Not limited

Brazil	Limited to the following period up to 30% of taxable income

Italy	Allowed to carryforward indefinitely, however, may only offset 80% of taxable income in a given year

The Company anticipates earnings of the foreign subsidiaries, to the extent they arise, will continue to be invested in those subsidiaries indefinitely and will not be repatriated to the United States. Accordingly, deferred taxes have not been recorded on the unremitted earnings of foreign subsidiaries.

The Company accounts for income taxes pursuant to which deferred assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates currently in effect. The Parent is organized as a limited partnership under the Internal Revenue Code. Accordingly, no provision or liability for federal or state income taxes is reflected in the accompanying consolidated financial statements, other than for certain state and local jurisdictions that assess taxes on limited partnerships. Deferred taxes have been provided for U.S. entities and the foreign subsidiaries.

The components of income tax expense were as follows:

(USD in thousands)	2021		2020
State income taxes	$2,260	0.65%	$862	0.25%
Pass-through entity taxes	15,990	4.63%	—	0.00%
Foreign income taxes	3,414	0.99%	1,446	0.42%

Total	$21,664	6.27%	$2,308	0.67%

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its consolidated financial statements.

Note 15. Net Capital Requirement

The Company’s wholly-owned subsidiary Lincoln International, LLC (“LI LLC”) is a registered broker-dealer and is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires, among other things, the maintenance of minimum net capital. As of December 31, 2021 and December 31, 2020, LI LLC was in compliance with this requirement.

Note 16. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through May 4, 2022, the date these consolidated financial statements were available to be issued.

On March 9, 2022, LI LP signed a definitive agreement to acquire Spurrier Capital Partners LLC for a purchase price of approximately $46.2 million in cash and equity, subject to adjustment related to working capital and indebtedness at closing, as defined in the Membership Interests Purchase and Contributions Agreement, and additional earnout payments and retention bonuses in future periods. This group consists of nearly 20 credentialed enterprise software investment banking professionals that will help expand The Company’s Technology, Media, and Telecommunications industry group in the M&A practice. The transaction closed on April 29, 2022. The Company is still in process of calculating the purchase price allocation.

                    Shares

Lincoln International, Inc.

Class A Common Stock

PROSPECTUS

Goldman Sachs & Co. LLC

Morgan Stanley

, 2022

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other expenses of issuance and distribution.

The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by Lincoln International, Inc. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the                  listing fee.

SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky qualification fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of directors and officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that no director of Lincoln International, Inc. shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Upon consummation of the Organizational Transactions, our amended and restated certificate of incorporation and amended and restated bylaws will provide indemnification for our directors and officers to the fullest extent permitted by applicable law. We will indemnify each person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us) (each such action, suite or proceeding, a “Proceeding”) by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of Lincoln International, Inc., or, while a director or officer, is or was serving our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans (all such persons being referred to as an “Indemnitee”), against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnitee in such Proceeding. Notwithstanding the preceding sentence, our amended and restated certificate of incorporation and amended and restated bylaws with provide that we will indemnify an Indemnitee in connection with a Proceeding (or part thereof) commenced by such Indemnitee only if the commencement of such Proceeding (or part thereof) by the Indemnitee was authorized in advance by the Board of Directors.

Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent sales of unregistered securities.

On April 6, 2022, Lincoln International, Inc. issued 100 shares of Class A common stock, par value $0.0001 per share, to Troy R. Peters at a purchase price of $0.0001 per share. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

Item 16. Exhibits and financial statements.

(a)	Exhibits. The following documents are filed as exhibits to this registration statement.

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Certificate of Incorporation of Lincoln International, Inc., as in effect prior to the consummation of the Organizational Transactions.

3.2*	Form of Amended and Restated Certificate of Incorporation of Lincoln International, Inc., to be in effect upon the consummation of the Organizational Transactions.

3.3*	Bylaws of Lincoln International, Inc., as in effect prior to the consummation of the Organizational Transactions.

3.4*	Form of Amended and Restated Bylaws of Lincoln International, Inc. to be in effect upon the consummation of the Organizational Transactions.

Exhibit No.	Description

4.1*	Stock Certificate evidencing the shares of Class A common stock.

5.1*	Opinion of Latham & Watkins LLP.

10.1*	Form of Tax Receivable Agreement, to be effective upon the consummation of the Organizational Transactions.

10.2*	Form of Limited Partnership Agreement of Lincoln International, LP, to be effective upon the consummation of the Organizational Transactions.

10.5#*	2022 Incentive Award Plan, to be in effect upon the consummation of the Organizational Transactions.

10.6#*	2022 Employee Stock Purchase Plan, to be in effect upon the consummation of the Organizational Transactions.

10.7#*	Non-Employee Director Compensation Policy, to be in effect upon the consummation of the Organizational Transactions.

10.9*	Form of Indemnification Agreement.

10.11#*	Form of Option Agreement under the 2022 Incentive Award Plan.

10.12#*	Form of Restricted Stock Unit Agreement under the 2022 Incentive Award Plan.

21.1*	List of Subsidiaries of Lincoln International, Inc.

23.1*	Consent of Deloitte & Touche LLP, as to Lincoln International, Inc.

23.2*	Consent of Deloitte & Touche LLP, as to Lincoln International, LP.

23.3*	Consent of Latham & Watkins LLP (contained in its opinion filed as Exhibit 5.1 hereto).

24.1*	Power of Attorney (included on signature page of this registration statement).

99.1*	Consent of to be named as a director nominee.

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.

(b)	Financial Statement Schedules. None.

Item 17. Undertakings.

(a)

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Lincoln International, Inc. pursuant to the foregoing provisions, or otherwise, Lincoln International, Inc. has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Lincoln International, Inc. of expenses incurred or paid by a director, officer or controlling person of Lincoln International, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Lincoln International, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Lincoln International, Inc. pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Lincoln International, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, state of Illinois, on this                  day of                 , 2022.

Lincoln International, Inc.

By:
Robert T. Brown Global Chief Executive Officer, Director

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Robert T. Brown and Troy R. Peters, each of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date

Lawrence James Lawson III	Chairman of Board of Directors	, 2022

Robert B. Barr	Director	, 2022

Robert T. Brown	Global Chief Executive Officer, Director (Principal Executive Officer)	, 2022

Eric D. Malchow	North America Chief Executive Officer, Director	, 2022

Theodore J. Heidloff	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	, 2022